EXHIBIT 4.1

SECOND AMENDED AND RESTATED
CREDIT AGREEMENT,

dated as of March 26, 2004

among

AMC ENTERTAINMENT INC.,
as the Borrower,

THE BANK OF NOVA SCOTIA,
as Administrative Agent and Sole Book Runner,

CITICORP NORTH AMERICA, INC. and
GENERAL ELECTRIC CAPITAL CORPORATION,
as Co-Documentation Agents,

BANK OF AMERICA, N.A.,
as Syndication Agent,

and

VARIOUS FINANCIAL INSTITUTIONS,
as Lenders.

Joint Lead Arrangers:

THE BANK OF NOVA SCOTIA
BANC OF AMERICA SECURITIES LLC

TABLE OF CONTENTS

iii

SECOND AMENDED AND RESTATED CREDIT AGREEMENT

THIS SECOND AMENDED AND RESTATED CREDIT AGREEMENT, dated as of March 26, 2004, is among AMC ENTERTAINMENT INC., a Delaware corporation (the "Borrower"), the undersigned financial institutions (collectively, the "Lenders" and individually, each a "Lender"), THE BANK OF NOVA SCOTIA ("Scotia Capital"), as administrative agent (in such capacity, together with its successors and assigns in such capacity, the "Administrative Agent"), CITICORP NORTH AMERICA, INC. ("Citicorp"), as co-documentation agent, GENERAL ELECTRIC CAPITAL CORPORATION ("GECC"), as co-documentation agent (each of Citicorp and GECC, in such capacity, together with its successors and assigns in such capacity, a "Co-Documentation Agent" and collectively the "Co-Documentation Agents"), and BANK OF AMERICA, N.A. ("BofA"), as syndication agent (in such capacity, together with its successors and assigns in such capacity, the "Syndication Agent").

W I T N E S S E T H:

WHEREAS, the Borrower, the Administrative Agent and certain of the Lenders entered into a Credit Agreement, dated as of April 10, 1997 (such Credit Agreement, as amended, supplemented, amended and restated or otherwise modified prior to the date hereof being referred to as the "Existing Credit Agreement") pursuant to which the lenders thereunder have commitments to make, and have made, revolving loans to the Borrower;

WHEREAS, the Existing Credit Agreement by its terms is scheduled to terminate as of April 10, 2004 (with all extensions of credit (and other monetary obligations) thereunder scheduled to be due and payable in full on such date;

WHEREAS, the Borrower has requested that the Existing Credit Agreement be amended and restated in its entirety (including extending the existing maturity date to the Stated Maturity Date) and become effective and binding on the Borrower pursuant to the terms of this Agreement, and certain of the lenders party to the Existing Credit Agreement have agreed to amend and restate the Existing Credit Agreement in its entirety to read as set forth in this Agreement;

WHEREAS, it has been agreed by the parties to the Existing Credit Agreement and the parties to this Agreement that the letters of credit issued and outstanding under the Existing Credit Agreement (collectively referred to as the "Existing Letters of Credit") shall be governed by and deemed to be outstanding under the amended and restated terms and conditions contained in this Agreement, with the intent that the terms of this Agreement shall supersede the terms of the Existing Credit Agreement (and the Existing Credit Agreement shall hereafter have no further effect upon the parties thereto, other than as referenced herein and other than for accrued fees and expenses, and indemnification provisions, (whether or not accrued and owing under the terms of the Existing Credit Agreement) on or prior to the date hereof or arising (in the case of an indemnification) under the terms of the Existing Credit Agreement, in each case to the extent provided for in the Existing Credit Agreement); and

WHEREAS, pursuant to this Agreement, the Borrower desires to obtain from the Lenders, and the Lenders are willing to extend, financing to the Borrower on the terms and

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conditions hereinafter set forth (including the granting of Liens on Collateral as required in this Agreement to secure the Liabilities);

NOW, THEREFORE, the Existing Credit Agreement is hereby amended and restated in its entirety, and the parties hereto agree, as follows:

ARTICLE I

DEFINITIONS

SECTION 1.1 Defined Terms. The following terms (whether or not underscored) when used in this Agreement, including its preamble and recitals, shall, except where the context otherwise requires, have the following meanings (such definitions to be equally applicable to the singular and plural forms thereof):

"Administrative Agent" is defined in the preamble.

"Administrative Agent's Fee Letter" means the confidential letter, dated February 17, 2004, between Scotia Capital and the Borrower, as amended, supplemented, amended and restated or otherwise modified from time to time.

"Affected Lender" means a Lender that notifies the Administrative Agent under Section 5.2 or Section 5.3 that it is so affected.

"Affiliate" of any Person means any other Person which, directly or indirectly, controls or is controlled by or under common control with such Person (excluding any trustee under, or any committee with responsibility for administering, any Multiemployer Plan or Pension Plan). A Person shall be deemed to be "controlled by" any other Person if such other Person possesses, directly or indirectly, power:

> (a)   to vote 10% or more of the securities having ordinary voting power for the election of directors, general partners or managers of such Person; or

> (b)   to direct or cause the direction of the management and policies of such Person whether by contract or otherwise.

"Agents" means, collectively, the Administrative Agent, the Co-Documentation Agents and the Syndication Agent.

"Aggregate Outstanding Liabilities" means, as at any date of determination thereof and without duplication, the sum of (a) the aggregate principal amount of all outstanding Loans hereunder plus (b) the aggregate amount of all Letter of Credit Outstandings (after calculating the U.S. Dollar Equivalent of all Non-U.S. Letters of Credit).

"Agreement" means, at any date, this Second Amended and Restated Credit Agreement as originally in effect on the Effective Date, and as thereafter from time to time amended, supplemented or otherwise modified and in effect on such date.

"AMC" means American Multi-Cinema, Inc., a Missouri corporation and a Subsidiary of the Borrower.

"Annualized EBITDA" means, for the Borrower and its Consolidated Subsidiaries, as of the last day of any Fiscal Quarter (computed for the period consisting of such Fiscal Quarter and each of the three immediately preceding Fiscal Quarters), Consolidated EBITDA adjusted as follows: (a) Consolidated EBITDA during any applicable period that is attributable to (i) a particular theatre or a particular screen which was permanently closed for business or Disposed of during a Fiscal Quarter (excluding any theatre closed in the ordinary course of business within 120 days of lease expiration) or (ii) any business or particular theatre acquired by the Borrower or a Consolidated Subsidiary during a Fiscal Quarter, shall be determined on a pro forma basis as if such closure, Disposition or acquisition had occurred on the first day of the most recently completed period of four full Fiscal Quarters; and, (b) for purposes of calculating Consolidated EBITDA, Consolidated Net Income shall be determined without giving effect to (i) costs incurred in connection with the permanent closing or Disposition of any theatre or screen within a theatre during any applicable period, (ii) costs incurred in connection with any newly opened theatre, any theatre newly acquired from other than an Affiliate and unconsummated theatre acquisitions from other than an Affiliate (but not to exceed $6,000,000 for any single unconsummated theatre acquisition), all as determined in accordance with GAAP, or (iii) gains or losses incurred in connection with any Asset Sale.

"Apollo" means (i) Apollo Management IV, L.P., a Delaware limited partnership, in its capacity as investment manager to the Apollo IV Holders; (ii) Apollo Management V, L.P., a Delaware limited partnership, in its capacity as investment manager to the Apollo V Holders; and (iii) their Affiliates.

"Apollo Group" means (i) Apollo; (ii) the Apollo Holders; (iii) any Affiliate of Apollo (including the Apollo Holders); and (iv) any Person with whom Apollo or any Apollo Holder may be deemed as part of a "group" within the meaning of Section 13(d)(3) of the Exchange Act.

"Apollo Holders" means (i) Apollo Investment Fund IV, L.P., a Delaware limited partnership ("AIF IV"), and Apollo Overseas Partners IV, L.P., a Cayman Islands exempted limited partnership ("AOP IV" (collectively with AIF IV, referred to as the "Apollo IV Holders")) and any other partnership or entity affiliated with and managed by Apollo to which either AIF IV or AOP IV assigns any of their respective interests in or to the Preferred Stock; and (ii) Apollo Investment Fund V, L.P., a Delaware limited partnership ("AIF V") and Apollo Overseas Partners V, L.P., a Cayman Islands exempted limited partnership ("AOP V"), AP Entertainment LLC, a Delaware limited liability company ("AP"), Apollo Netherland Partners V (A), L.P., a Cayman Islands exempted limited partnership ("ANP(A)"), Apollo Netherland Partners V (B), L.P., a Cayman Islands exempted limited partnership ("ANP(B)"), and Apollo German Partners V GmbH & Co. KG, a German corporation ("AGP" (collectively with AIF V, AOP V, AP, ANP(A) and ANP(B) referred to as the "Apollo V Holders")) and any other partnership or entity affiliated with and managed by Apollo to which either AIF V or AOP V assigns any of their respective interests in or to the Existing Preferred Stock.

"Applicable Exchange Rate" shall mean, on any day, with respect to any Qualified Foreign Currency, the foreign exchange rate reflected in The Wall Street Journal at which

Dollars were offered on the preceding Business Day for such Qualified Foreign Currency; provided, however, that if for any reason, no such rate is provided, the Administrative Agent may use any reasonable method it deems appropriate to determine such rate, and such determination shall be conclusive absent manifest error.

"Applicable Margin" means, for any Loan, the amount indicated below for each type of Loan based upon the Total Leverage Ratio as computed on the Compliance Certificate most recently submitted pursuant to Section 8.1.1(a) or (b):

Total Leverage Ratio	Fixed Rate Loans	Base Rate Loans
greater than 3.50:1.00	3.00%	2.00%
less than or equal to 3.50:1.00 but greater than 3.00:1.00	2.625%	1.625%
less than or equal to 3.00:1.00 but greater than 2.50:1.00	2.500%	1.500%
less than or equal to 2.50:1.00 but greater than 2.00:1.00	2.375%	1.375%
less than or equal to 2.00:1.00 but greater than 1.50:1.00	2.250%	1.250%
less than or equal to 1.50:1.00	2.000%	1.000%

The Total Leverage Ratio used to compute the Applicable Margin shall be the Total Leverage Ratio set forth in the Compliance Certificate most recently delivered by the Borrower to the Administrative Agent. Changes in the Applicable Margin resulting from a change in the Leverage Ratio shall become effective upon delivery by the Borrower to the Administrative Agent of a new Compliance Certificate pursuant to Section 8.1.1(a) or (b). If the Borrower fails to deliver a Compliance Certificate within 45 days after the end of any Fiscal Quarter (or within 90 days, in the case of the last Fiscal Quarter of the Fiscal Year), the Applicable Margin from and including the 46th (or 91st, as the case may be) day after the end of such Fiscal Quarter to but not including the date the Borrower delivers to the Administrative Agent a Compliance Certificate shall equal the Applicable Margin previously in effect.

"Approval" means each and every approval, consent, filing and registration by or with any Federal, state or other regulatory authority necessary to authorize or permit the execution, delivery or performance of this Agreement, the Notes or any other Loan Document or for the validity or enforceability hereof or thereof.

"Approved Fund" means any Person (other than a natural Person) that (a) is engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its business, and (b) is administered or managed by a Lender, an Affiliate of a Lender or a Person or an Affiliate of a Person that administers or manages a Lender.

"Asset Sale" means any direct or indirect Disposition to any Person (including any Unrestricted Subsidiary) other than the Borrower, a Guarantor or a Wholly-Owned Subsidiary in one transaction or a series of related transactions, of (i) any Capital Stock of any Subsidiary of the Borrower or (ii) any other property or asset of the Borrower or any Subsidiary of the Borrower other than, in each case, (w) sales of Capital Stock of Unrestricted Subsidiaries, (x) transfers of assets that constitute Investments in Unrestricted Subsidiaries permitted by Section 8.2.10(x), (y) Dispositions of property or assets (other than operating theatres) in the ordinary course of business, including inventory or obsolete, damaged, worn out or surplus property Disposed of in the ordinary course of its business, and (z) from time to time, for purposes of clause (a) of Section 8.2.13 and the requirement that Net Cash Proceeds be applied pursuant to the terms of this Agreement, Dispositions of Multiplex theatres.

"Assignment Agreement" means an assignment agreement substantially in the form of Exhibit G hereto.

"Authorized Officer" means, relative to any Loan Party, those of its officers whose signatures and incumbency shall have been certified to the Administrative Agent and the Lenders pursuant to Section 6.1.1 or otherwise in a manner satisfactory to the Administration Agent.

"Available Amount" means, at any date of determination, the greater of 50% of (i) Free Cash Flow or (ii) Consolidated Net Income (calculated on a cumulative basis for the period from January 1, 2004 through and including the most recently ended Fiscal Quarter for which a Compliance Certificate has been delivered).

"Base Rate" means at any time the greater of (i) the rate of interest most recently announced by Scotia Capital in New York as its base rate (of which announcements the Administrative Agent shall give notice promptly to the Lenders and to the Borrower) and (ii) the Federal Funds Rate plus 0.50%. The Base Rate is not necessarily intended to be the lowest rate of interest charged by Scotia Capital in connection with extensions of credit. Changes in the rate of interest on any Loan maintained as a Base Rate Loan shall take effect simultaneously with each change in the Base Rate.

"Base Rate Loan" is defined in Section 5.1.

"BofA" is defined in the preamble.

"Borrower" is defined in the preamble.

"Borrowing" means the Loans of the same type and, in the case of Fixed Rate Loans, having the same Interest Period made by all Lenders on the same Business Day and pursuant to the same Extension of Credit Request in accordance with Section 3.1.

"Business Day" means:

(a)   any day which is neither a Saturday or Sunday nor a legal holiday in the States of New York or Missouri on which banks are authorized or required to be closed in New York City or Kansas City, Missouri; and

(b)   relative to the date of

(i)   making or continuing any portion of any Loans as, or converting any portion of any Loans from or into, Fixed Rate Loans,

(ii)   making any payment or prepayment of principal of or payment of interest on the portion of the principal amount of the Loans being maintained as Fixed Rate Loans, and

(iii)   the Borrower giving any notice (or the number of Business Days to elapse prior to the effectiveness thereof) in connection with any matter referred to in clause (b)(i) or (b)(ii),

a banking business day of Scotia Capital at, and on which dealings in Dollars are carried on in the interbank eurodollar market of, Scotia Capital's LIBOR Office.

"Calculation Date" shall mean (a) the last Business Day of each calendar month and (b) at any time when the sum of the Aggregate Outstanding Liabilities exceeds 95% of the then-existing Letter of Credit Commitment Amount, the last Business Day of each calendar week (or at the option of the Administrative Agent any longer period).

"Capital Expenditures" means, with respect to any Person for any period, the aggregate amount of all expenditures during such period which are required to be included in property, plant or equipment or a similar fixed asset account on a consolidated balance sheet of such Person and its Subsidiaries prepared in accordance with GAAP (excluding assets acquired pursuant to Capitalized Lease Obligations and all capitalized interest).

"Capital Stock" means, with respect to any Person, any and all shares, partnership interests, participations, rights in, or other equivalents (however designated and whether voting or non-voting) of such Person's capital stock or such other equity interests, including all preferred stock of such Person, whether outstanding on the Effective Date or issued after such date, and any and all rights, warrants or options exchangeable for or convertible into such capital stock or such other equity interests, in each case as such classification is determined by the laws of the jurisdiction of organization of such Person.

"Capitalized Lease Obligation" means any obligation to pay rent or other amounts under a lease of (or other agreement conveying the right to use) any property (whether real, personal or mixed) that is required to be classified and accounted for as a capital lease obligation under GAAP, and, for the purposes of this Agreement, the amount of such obligation at any date shall be the capitalized amount thereof at such date, determined in accordance with GAAP (together with Indebtedness in the form of operating leases entered into by the Borrower or its Subsidiaries after May 21, 1998 and required to be reflected on a consolidated balance sheet pursuant to EITF 97-10).

"Cash Collateralize" means, with respect to a Letter of Credit, the deposit of immediately available funds into a cash collateral account maintained with (or on behalf of) the Administrative Agent on terms satisfactory to the Administrative Agent in an amount equal to the Stated Amount of such Letter of Credit.

"Cash Equivalents" means, at any time: (i) any evidence of Indebtedness with a maturity of 360 days or less issued or directly and fully guaranteed or insured by the United States or guaranteed by a government that is a member of the OECD ("OECD Country") or any agency, instrumentality, state or political subdivision thereof which is rated "A-" or better by Standard & Poor's Ratings Group; (ii) certificates of deposit, time deposits, eurodollar time deposits, overnight bank deposits or bankers' acceptances with a maturity of 360 days or less of, or dollar deposits in, any financial institution that is a member of the Federal Reserve System or an applicable central bank of an OECD Country having a combined capital and surplus and undivided profits of not less than $500,000,000; (iii) commercial paper with a maturity of 270 days or less rated at least A-1 (or its equivalent) by Standard & Poor's Ratings Group or at least Prime-1 (or its equivalent) by Moody's Investors Service, Inc.; (iv) repurchase agreements and reverse repurchase agreements relating to marketable direct obligations issued or unconditionally guaranteed by the government of the United States or issued by any agency thereof and backed by the full faith and credit of the government of the United States, in each case maturing within one year from the date of acquisition, provided that the terms of such agreements comply with the guidelines set forth in the Federal Financial Agreements of Depository Institutions with Securities Dealers and Others, as adopted by the Comptroller of the Currency; (v) qualified purchaser funds regulated by the exemption provided by Section 3(c)(7) of the Investment Company Act of 1940, as amended, funds possess a "AAA" rating from at least two nationally recognized agencies and provide daily liquidity; and (vi) money market mutual or similar funds which invest exclusively in assets satisfying the requirements of clauses (i) through (v) of this definition.

"CERCLA" means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

"CERCLIS" means the Comprehensive Environmental Response Compensation Liability Information System List.

"Change in Control" means:

(a)   the direct or indirect sale, lease, exchange or other transfer of all or substantially all of the assets of the Borrower to any Person or entity or group of Persons or entities acting in concert as a partnership or other "group" (a "Group of Persons") with the effect that the holders of the Borrower's outstanding Voting Stock prior to such event are the beneficial owners (within the meaning of the Exchange Act as in effect on the Effective Date) of less than 50% of the votes eligible to be cast on any matter of the then outstanding Voting Stock of the resulting, surviving or transferee Person or Persons;

(b)   the merger or consolidation of the Borrower with or into another corporation with the effect that the holders of the Borrower's outstanding Voting Stock prior to such merger or consolidation are the beneficial owners (within the meaning of the Exchange Act as in effect on the Effective Date) of less than 50% of the votes eligible to be cast on any matter of the then outstanding Voting Stock of the surviving corporation of such merger or the corporation resulting from such consolidation;

(c)   the replacement of a majority of the Board of Directors of the Borrower, over a two-year period, from the directors who constituted the Board of Directors of the Borrower at the beginning of such period, which replacement shall not have been approved by the Board of Directors of the Borrower (or replacement directors approved by the Board of Directors of the Borrower), as constituted at the beginning of such period;

(d)   a Person or Group of Persons other than the Permitted Holders shall, as a result of a tender or exchange offer, open market purchases, privately negotiated purchases, merger or consolidation or otherwise, have become the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of Voting Stock of the Borrower (on a fully-diluted basis) having 33-1/3% of the votes eligible to be cast on any matter by such Voting Stock; or

(e)   for so long as any note indenture is in effect with respect to Subordinated Debt, any other "Change of Control" (or such other term with similar meaning as defined in any of such note indentures) occurs and, as a result of such "Change of Control" more than 20% of the aggregate outstanding principal amount of any issuance of such Subordinated Debt is tendered for repurchase or redesignation.

It is understood that, for purposes of determining the votes eligible to be cast by any Voting Stock of the Borrower, in all matters in which the Borrower's Class B Stock, par value $0.66-2/3 per share ("Class B Stock"), and Common Stock, par value $0.66-2/3 per share ("Common Stock"), are entitled to vote together as a single class, on the date hereof each outstanding share of Common Stock has one vote and each outstanding share of Class B Stock has ten votes.

"Citicorp" is defined in the preamble.

"Co-Documentation Agent" and "Co-Documentation Agents" are defined in the preamble.

"Collateral" has the meaning set forth in the Security Agreement.

"Commitment" means, relative to any Lender, such Lender's obligation to make Loans and relative to the Issuer, to issue Letters of Credit pursuant to Section 2.1.

"Commitment Termination Date" means the earliest of

(a)   the Stated Maturity Date;

(b)   five Business Days after notice is given by the Borrower to the Administrative Agent for purposes of designating a Commitment Termination Date pursuant to this clause, provided that, on such designated Commitment Termination Date, no Loans are outstanding and all outstanding Letters of Credit have been Cash Collateralized pursuant to Section 4.7 or cancelled;

(c)   immediately and without further action upon the occurrence of any Default described in Section 9.1.4 with respect to the Borrower;

(d)   when any other Event of Default shall have occurred and be continuing, upon either the Loans being declared to be due and payable pursuant to Section 9.3 or, in the absence of such declaration, the giving of notice by the Administrative Agent, acting at the direction of the Required Lenders, to the Borrower that the Commitments have been terminated; and

(e)   any date that the Total Commitment Amount is reduced to zero pursuant to Section 2.2.2.

"Compliance Certificate" means a certificate duly executed by the chief executive or financial Authorized Officer of the Borrower in the form of Exhibit D hereto, with appropriate insertions, together with such changes as the Required Lenders may from time to time request for purposes of monitoring the Borrower's compliance herewith.

"Consolidated EBITDA" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period increased (to the extent deducted in determining Consolidated Net Income) by the sum of: (i) all income taxes of such Person and its Subsidiaries paid or accrued in accordance with GAAP for such period (other than income taxes attributable to extraordinary, unusual or non-recurring gains or losses); (ii) Consolidated Interest Expense of such Person and its Subsidiaries for such period; (iii) depreciation expense of such Person and its Subsidiaries for such period; (iv) amortization expense of such Person and its Subsidiaries for such period including amortization of capitalized debt issuance costs; (v) any call premium (or original issue discount) expenses (cash and non-cash) associated with the call or open market repurchases of Subordinated Debt; and (vi) any other non-cash charges of such Person and its Subsidiaries for such period (including non-cash expenses recognized in accordance with SFAS No. 106), all determined on a consolidated basis in accordance with GAAP; provided, however, that, for purposes of this definition, all transactions involving the acquisition of any Person by another Person shall be accounted for on a "pooling of interests" basis and not as a purchase.

"Consolidated Interest Expense" means, with respect to any Person for any period, without duplication, (i) the sum of (a) the cash and non-cash interest expense of such Person and its Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP consistently applied, including (v) capitalized interest, (w) any amortization of debt discount, (x) the net cost under Interest Rate Protection Obligations (including any amortization of discounts), (y) the interest portion of any deferred payment obligation (excluding any non-cash interest expense attributable to reserves required by GAAP) and (z) all accrued interest, and (b) the aggregate amount of the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP consistently applied less (ii) the interest income (exclusive of deferred financing fees) of such Person and its Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP consistently applied.

"Consolidated Net Income" means, with respect to any Person, for any period, the consolidated net income (or loss) of such Person and its Subsidiaries for such period as determined in accordance with GAAP, adjusted, to the extent included in calculating such net income, by excluding all extraordinary gains or losses (net of reasonable fees and expenses relating to the transaction giving rise thereto) of such Person and its Subsidiaries; provided, that for purposes of calculating "Consolidated Net Income" for purposes of calculating the Available Amount, there shall be excluded net income (or loss) of any Person combined with such Person or one of its Subsidiaries on a "pooling of interests" basis attributable to any period prior to the date of such combination.

"Consolidated Subsidiary" of any Person means, at any time, every Subsidiary which is included as a consolidated subsidiary of such Person in the financial statements contained in the then most recent annual or periodic report filed by such Person with the SEC on Form 10-K, 10-Q or 8-K pursuant to the Exchange Act, as then in effect (or any comparable forms or under similar Federal statutes then in force), and in the most recent financial statements of such Person furnished to the stockholders of such Person and certified by the independent certified public accountants of such Person.

"Continuation/Conversion Notice" means a notice of continuation or conversion and certificate duly executed by any Authorized Officer of the Borrower substantially in the form of Exhibit C hereto.

"Contractual Obligation" means, relative to any Person, any provision of any security issued by such Person or of any Instrument or undertaking to which such Person is a party or by which it or any of its property is bound.

"Currency Hedging Obligations" means the obligations of any Person pursuant to an arrangement designed to protect such Person against fluctuations in currency exchange rates.

"Default" means any Event of Default or any condition or event which, after notice or lapse of time or both, would constitute an Event of Default.

"Disbursement" is defined in Section 4.5.

"Disbursement Date" is defined in Section 4.5.

"Disclosure Schedule" means the Disclosure Schedule attached hereto as Exhibit A, as it may be amended, supplemented, or otherwise modified from time to time by the Borrower with the consent of the Required Lenders.

"Disposition" (or similar words such as "Dispose") means any sale, transfer, lease, contribution or other conveyance (including by way of merger) of any Person's assets to any other Person in a single transaction or series of transactions.

"Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable at the option of the holder for cash on or prior to one year after the Stated Maturity Date, pursuant to a sinking fund or otherwise, or is exchangeable for Indebtedness (other than Subordinated Debt), in whole or in part. Without limiting the foregoing, Capital Stock is not "Disqualified Stock" if the issuer of the Capital Stock, at its option, may satisfy any redemption or exchange obligation with Capital Stock or Subordinated Debt.

"Dollar" and the sign "$" mean lawful money of the United States.

"Domestic Office" means, relative to any Lender, the office of such Lender designated as such in Schedule I hereto or designated in an Assignment Agreement or such other office of such Lender (or any successor or assign of such Lender) within the United States of America as may be designated from time to time by notice from such Lender to the Borrower and the Administrative Agent.

"Durwood Interests" means (i) The Durwood Voting Trust, established under that certain 1992 Durwood, Inc. Voting Trust Agreement dated December 12, 1992 (as amended from time to time, the "Durwood Voting Trust"), (ii) the Stanley H. Durwood Foundation, established under Trust Indenture dated April 27, 1999 (as amended from time to time, the "Durwood Foundation"), (iii) any trust which is solely for the benefit of one or more charitable organizations and (iv) any Subsidiary, any employee stock purchase plan, stock option plan or other stock incentive plan or program, retirement plan or automatic reinvestment plan or any substantially similar plan of the Borrower or any Subsidiary or any Person holding securities of the Borrower for or pursuant to the terms of any such employee benefit plan; provided, that if any lender or other Person shall foreclose on or otherwise realize upon or exercise any remedy with respect to any security interest in or Lien on any securities of the Borrower held by any Person listed in this clause (iv), then such securities shall no longer be deemed to be held by Durwood Interests.

"Effective Date" means the date this Agreement becomes effective pursuant to Section 11.8.

"Eligible Assignee" means (a) a Lender; (b) an Affiliate of a Lender; (c) an Approved Fund; or (d) any other Person approved in accordance with Section 11.11(b) (other than a natural Person, the Borrower, any Affiliate of the Borrower or any other Person taking direction from, or working in concert with, the Borrower or any of the Borrower's Affiliates).

"Environmental Laws" means all applicable federal, state or local statutes, laws, ordinances, codes, rules, regulations and guidelines (including consent decrees and administrative orders) relating to public health and safety and protection of the environment.

11

"Equipment Notes" means installment purchase obligations evidenced by a note, bond, debenture or other evidence of Indebtedness issued or entered into in connection with the acquisition of fixtures, furniture or equipment by the Borrower or a Subsidiary of the Borrower in the ordinary course of business and used or useable by the Borrower and its Subsidiaries in the business of the Borrower and its Subsidiaries and required to be classified and accounted for as indebtedness in accordance with GAAP.

"ERISA" is defined in Section 7.11.

"Event of Default" is defined in Section 9.1.

"Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time.

"Existing Credit Agreement" is defined in the first recital.

"Existing Letters of Credit" is defined in the fourth recital.

"Existing Preferred Stock" means the Series A Convertible Preferred Stock and the Series B Exchangeable Preferred Stock of the Borrower created by a Certificate of Designation to the Borrower's Certificate of Incorporation filed April 19, 2001 with the Delaware Secretary of State.

"Existing Subordinated Note Indentures" means the 2011 Subordinated Note Indenture, the 2012 Subordinated Note Indenture and the 2014 Subordinated Note Indenture.

"Existing Subordinated Notes" means the 2011 Subordinated Notes, the 2012 Subordinated Notes and the 2014 Subordinated Notes.

"Extension of Credit" means the making of a Loan or the issuance or Stated Expiry Date extension by the Issuer of a Letter of Credit.

"Extension of Credit Request" means any Extension of Credit Request substantially in the form of Exhibit B delivered pursuant to Section 3.1.

"Fair Market Value" means, with respect to any asset or property, the price that could be negotiated in an arm's length free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value shall be determined by the Board of Directors of the Borrower acting in good faith.

"Federal Funds Rate" means, for any day, a fluctuating interest rate per annum equal to

      (a)   the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Bank of New York; or

(b)   if such rate is not so published for any day which is a Business Day, the average of the quotations for such day on such transactions received by Scotia Capital from three federal funds brokers of recognized standing selected by it.

"Fee Letters" means, collectively, the Administrative Agent's Fee Letter and the Initial Lenders' Fee Letter.

"Filing Agent" is defined in Section 6.1.9.

"Filing Statements" is defined in Section 6.1.9.

"Fiscal Quarter" means any quarter of a Fiscal Year.

"Fiscal Year" means any period of 52/53 weeks ending on the Thursday closest to March 31; references to a Fiscal Year with a number corresponding to any calendar year (e.g., the "2004 Fiscal Year") refer to the Fiscal Year ending on the Thursday closest to March 31 occurring during such calendar year.

"Fixed Rate Loan" is defined in Section 5.1.

"Foreign Pledge Agreement" any supplemental pledge agreement governed by the laws of a jurisdiction other than the United States or a State thereof executed and delivered by the Borrower or any of its Subsidiaries pursuant to the terms of this Agreement and the Security Agreement, in form and substance reasonably satisfactory to the Administrative Agent and the Borrower, as may be necessary or desirable under the laws of organization or incorporation of a direct non-U.S. Significant Subsidiary to further protect or perfect the Lien on and security interest in no more than 65% of the voting Capital Stock of such Person.

"Free Cash Flow" means, as of any date of determination, with respect to the Borrower and its Subsidiaries for the period from January 1, 2004 through and including the most recently ended Fiscal Quarter for which a Compliance Certificate has been delivered, an amount equal to (i) Consolidated EBITDA minus (ii) Consolidated Interest Expense minus (iii) all Capital Expenditures actually made (other than the actual cash consideration paid, not to exceed $26,900,000, for the purchases of certain leased assets in connection with the November 2004 maturity of a Lease and Security Agreement dated October 28, 1999 with Heller EMX with respect to equipment and improvements at the Clifton Commons (NJ) and Mayfair Mall (WI) theatres); provided, that any Capital Expenditures made with respect to property sold by the Borrower or its Subsidiaries in a manner permitted under this Agreement and contemporaneously leased back to the Borrower or the applicable Subsidiary on fair market terms shall reduce the amount of Capital Expenditures made for purposes of this clause (iii)) minus (iv) all taxes paid in cash.

"F.R.S. Board" means the Board of Governors of the Federal Reserve System (or any successor).

"GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are applicable as of the date of determination.

"GECC" is defined in the preamble.

"Group of Persons" is defined in the definition of "Change in Control".

"Guarantor" means a Subsidiary that has executed a counterpart of the Significant Subsidiary Guaranty, including, pursuant to Section 8.1.9.

"Guaranty" means any agreement, undertaking or arrangement by which any Person guarantees, endorses or otherwise becomes or is contingently liable upon (by direct or indirect agreement, contingent or otherwise, to provide funds for payment, to supply funds to, or otherwise to invest in, a debtor, or otherwise to assure a creditor against loss) the debt, obligation or other liability of any other Person (other than by endorsements of instruments in the course of collection), or guarantees the payment of dividends or other distributions upon the shares of any other Person. The amount of the obligor's obligation under any guaranty shall (subject to any limitation set forth therein) be deemed to be the outstanding principal amount (or maximum outstanding principal amount, if larger) of the debt, obligation or other liability thereby guaranteed.

"Hazardous Material" means

      (a)   any "hazardous substance", as defined by CERCLA;

      (b)   any "hazardous waste", as defined by the Resource Conservation and Recovery Act;

      (c)   any petroleum product; or

      (d)   any pollutant or contaminant or hazardous, dangerous or toxic chemical, material or substance within the meaning of any other applicable federal, state or local law, regulation, ordinance or requirement (including consent decrees and administrative orders) relating to or imposing liability or standards of conduct concerning any hazardous, toxic or dangerous waste, substance or material, all as amended or hereafter amended.

"herein", "hereof", "hereto", "hereunder" and similar terms refer to this Agreement and not to any particular Section or provision of this Agreement.

"Impermissible Qualification" means, relative to the opinion by independent public accountants as to any financial statement of the Borrower, any qualification or exception to such opinion that:

      (a)   is of a "going concern" or similar nature;

(b)   relates to the limited scope of examination of matters relevant to such financial information; or

(c)   relates to the treatment or classification of any item in such financial statement and which, as a condition to its removal, would require an adjustment to such item the effect of which would be to cause a default of any obligations under Section 8.2.3.

"including" means including without limiting the generality of any description preceding such term.

"Indebtedness" means, with respect to any Person, without duplication, (i) all obligations for borrowed money, (ii) all obligations evidenced by bonds, debentures, notes or other similar instruments, (iii) all Capitalized Lease Obligations and Equipment Notes, (iv) all obligations under or in respect of Currency Hedging Obligations and Interest Rate Protection Obligations of such Person, (v) all obligations issued or assumed as the deferred purchase price of property, all conditional sale obligations (as determined under GAAP) and all obligations under any title retention agreement, (vi) all obligations issued or contracted for as payment in consideration of the purchase by such Person of the Capital Stock or substantially all the assets of another Person or a merger or consolidation, (vii) all obligations for the reimbursement of any obligor on any letter of credit (including the Letters of Credit), banker's acceptance or similar credit transactions, (viii) all obligations of the type referred to in clauses (i) through (vii) above of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is directly or indirectly responsible or liable as obligor, guarantor or otherwise, and (ix) all obligations of the type referred to in clauses (i) through (viii) above of other Persons which are secured by any Lien on any property or asset of such Person, the amount of such obligation being deemed to be the lesser of the value of such property or asset or the amount of the obligation so secured; provided, however, that "Indebtedness" shall not include (i) any Non-Recourse Indebtedness, any obligations under any operating leases (as determined under GAAP as in effect on the Effective Date), trade accounts payable arising in the ordinary course of business and trade letters of credit issued in support of trade accounts payable arising in the ordinary course of business or (ii) regardless of any change in GAAP after the Effective Date, amounts owing in respect of Existing Preferred Stock and other preferred stock (other than Disqualified Stock issued after the Effective Date that would be treated as Indebtedness under GAAP as in effect at such time).

"Indemnified Liabilities" is defined in Section 11.4.

"Initial Lenders' Fee Letter" means the confidential letter, dated February 18, 2004, between each Agent and the Borrower, as amended, supplemented, amended and restated or otherwise modified from time to time.

"Instrument" means any document or writing (whether by formal agreement, letter or otherwise) under which any obligation is evidenced, assumed or undertaken, or any right to any Lien is granted or perfected.

"Interest Coverage Ratio" means, as of the end of any Fiscal Quarter, the ratio of (x) Annualized EBITDA for the Borrower and its Consolidated Subsidiaries for the four most recent Fiscal Quarters ended on such date to (y) Consolidated Interest Expense for such four Fiscal Quarters.

"Interest Period" means, relative to any Fixed Rate Loan, the period which shall begin on (and include) the date on which such Fixed Rate Loan is made or continued as, or converted into, a Fixed Rate Loan pursuant to Section 5.1, and, unless the final maturity of such Fixed Rate Loan is accelerated, shall end on (but exclude) the day which numerically corresponds to such date one, two, three or six months thereafter, in either case as the Borrower may select in its relevant notice pursuant to Section 5.1; provided, however, that:

      (a)   the Borrower shall not be permitted to select Interest Periods to be in effect at any one time which have expiration dates occurring on more than eight different dates;

      (b)   absent such selection, the Borrower shall be deemed to have selected an Interest Period of one month, provided, that if another duration shall be required in order to comply with clause (a), such Loan shall be a Base Rate Loan for such duration;

      (c)   if there exists no numerically corresponding day in such month, such Interest Period shall end on the last Business Day of such month;

      (d)   if such Interest Period would otherwise end on a day which is not a Business Day, such Interest Period shall end on the Business Day next following such numerically corresponding day (unless such next following Business Day is the first Business Day of a calendar month, in which case such Interest Period shall end on the preceding Business Day); and

      (e)   no Interest Period shall end later than the Stated Maturity Date.

"Interest Rate Protection Obligations" means the obligations of any Person pursuant to any arrangement with any other Person whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include interest rate swaps, caps, floors, collars and similar agreements.

"International Assets" means (a) theatres located outside the United States and Canada and (b) Capital Stock of Persons (other than AMC Entertainment International, Inc., a Delaware corporation) which own or operate theatres located outside the United States and Canada, in each case together with all property and assets which are a part of or related to such theatres, including but not limited to cash, accounts receivable, real estate, leases, tenant improvements, furniture, fixtures and equipment, net of any accounts payable, accrued expenses and other current and long-term liabilities related to such theatres.

"Investment" by any Person means any direct or indirect loan, advance or other extension of credit or capital contribution to (by means of transfers of cash or other property to others or payments for property or services for the account or use of others, or otherwise), or purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any other Person. The term "Investment" shall not include any Guaranty or any payment under a lease to which such Person is a lessee, including prepaid rent; provided, however, that if and to the extent that any payment is made under any Guaranty permitted by Section 8.2.11(i) or (ii), each such payment shall constitute an "Investment" hereunder.

"Issuance Request" means a properly completed application for a Letter of Credit on the Issuer's standard form, executed by the chief executive, accounting or financial Authorized Officer of the Borrower.

"Issuer" means any affiliate, unit or agency of Scotia Capital.

"Lender" is defined in the preamble.

"Lender Parties" is defined in Section 11.4.

"Letter of Credit" has the meaning assigned to that term in Section 4.1.

"Letter of Credit Commitment Amount" means initially, $25,000,000, as such amount may be reduced pursuant to this Agreement.

"Letter of Credit Outstandings" means, at any time, an amount equal to the sum of

      (a)   the aggregate Stated Amount at such time of all Letters of Credit then outstanding and undrawn (as such aggregate Stated Amount shall be adjusted, from time to time, as a result of drawings, the issuance of Letters of Credit, or otherwise),

plus

      (b)   the aggregate amount at such time of all unpaid and outstanding Reimbursement Obligations.

"Liabilities" means all obligations (monetary or otherwise) of the Borrower or any other Loan Party under this Agreement, the Letters of Credit, the Notes, each Rate Protection Agreement and each other Loan Document, whether for principal, interest, costs, fees, expenses or otherwise, now or hereafter existing or due or to become due.

"LIBO Rate" means, with respect to any Fixed Rate Loan for any Interest Period, the rate per annum determined by the Administrative Agent at which dollar deposits in immediately available funds are offered to Scotia Capital's LIBOR Office two Business Days prior to the beginning of such Interest Period by prime banks in the interbank eurodollar market as at or about the relevant local time of such LIBOR Office, for delivery on the first day of such Interest Period, for the number of days comprised therein and in an amount equal to the amount of the Fixed Rate Loans for such Interest Period. "Relevant local time" shall mean 11:00 a.m., local time, in London, England, when the LIBOR Office selected by the Administrative Agent to determine the LIBO Rate is located in Europe, or 10:00 a.m., Nassau, Bahamas time, when such LIBOR Office is located in North America.

"<u>LIBO Rate (Reserve Adjusted)</u>" means, relative to any portion of a Loan to be made, continued or maintained as, or converted into, a Fixed Rate Loan for any Interest Period, a rate <u>per</u> <u>annum</u> (rounded upwards, if necessary, to the nearest 1/16th of 1%) determined pursuant to the following formula:

$$\text{LIBO Rate (Reserve Adjusted)} = \frac{\text{LIBO Rate}}{1 - \text{LIBOR Reserve Percentage}}.$$

The Administrative Agent shall determine the LIBO Rate (Reserve Adjusted) for each Interest Period, applicable to Fixed Rate Loans comprising all or part of any Borrowing, conversion or continuation and promptly notify the Borrower thereof (which determination shall, in the absence of demonstrable error, be conclusive on the Borrower) and, if requested by the Borrower, deliver a statement showing the computation used by the Administrative Agent in determining any such rate.

"<u>LIBOR Office</u>" means, relative to any Lender, the office of such Lender designated as such in <u>Schedule I</u> hereto or designated in an Assignment Agreement or such other domestic or foreign office or offices of such Lender (as designated from time to time by notice from such Lender to the Borrower and the Administrative Agent).

"<u>LIBOR Reserve Percentage</u>" means, relative to each Interest Period, a percentage (expressed as a decimal) equal to the daily average during such Interest Period of the percentages in effect on each day of such Interest Period, as prescribed by the F.R.S. Board, for determining the maximum reserve requirements applicable to "Eurocurrency Liabilities" pursuant to Regulation D or any other applicable regulation of the F.R.S. Board which prescribes reserve requirements applicable to "Eurocurrency Liabilities" as presently defined in Regulation D as applicable to any Lender or any participant of such Lender with respect to such participation.

"<u>Lien</u>" means any mortgage, lien (statutory or other), pledge, security interest, encumbrance, claim, hypothecation, assignment for security, deposit arrangement or preference or other security agreement of any kind or nature whatsoever. A Person shall be deemed to own subject to a Lien any property which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, Capitalized Lease Obligation or other title retention agreement relating to Indebtedness of such Person. The right of a distributor to the return of its film held by a Person under a film licensing agreement is not a Lien as used herein.

"<u>Loan Document</u>" means this Agreement and each Instrument from time to time executed and delivered to the Administrative Agent or any Lender pursuant to this Agreement, whether or not mentioned herein, including the Notes, the Fee Letters, the Extension of Credit Requests, the Issuance Requests, the Significant Subsidiary Guaranty, the Security Documents and any Guaranty delivered to the Administrative Agent pursuant to the terms of this Agreement.

"<u>Loan Party</u>" means the Borrower, each Guarantor and any other party (other than any Agent or Lender) that executes and delivers a Loan Document.

"<u>Loans</u>" is defined in <u>Section 2.1(a)</u>.

"Materially Adverse Effect" means, relative to any occurrence of whatever nature (including any adverse determination in any litigation, arbitration or governmental investigation or proceeding), a materially adverse effect, on a consolidated basis for the Borrower and its Subsidiaries taken as a whole, in accordance with GAAP (i) on the financial condition, operations, properties or business of the Borrower and its Subsidiaries, (ii) on the ability of the Borrower or any other Loan Party to perform any of its payment or other material obligations under this Agreement or any Loan Document or (iii) on the value of, or on the ability of the Administrative Agent to realize on, any Collateral.

"Maturity" means, (i) relative to any Loan, the date on which such Loan is stated to be due and payable, in whole or in part (in accordance with the Note evidencing such Loan, this Agreement or otherwise), or such earlier date when such Loan (or any portion thereof) shall be or become due and payable, in whole or in part, in accordance with the terms of this Agreement, whether by required prepayment, declaration or otherwise and (ii) relative to any Reimbursement Obligation, the Disbursement Date with respect thereto.

"Multiemployer Plan" means a pension plan described in ERISA section 4001(a)(3) to which the Borrower or any Subsidiary is, or within the six years preceding the date of this Agreement has been, obligated to contribute.

"Multiplex" means any theatre owned by the Borrower or its Subsidiary which has ten or less screens for viewing movies.

"Net Cash Proceeds" means, with respect to any Asset Sale, the proceeds thereof in the form of cash or Cash Equivalents, including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (except to the extent that such obligations with respect to Indebtedness are financed or sold with recourse to the Borrower or any of its Subsidiaries) net of (a) brokerage commissions and other reasonable fees and expenses (including reasonable fees and expenses of counsel and investment bankers) related to such Asset Sale, (b) provisions for all taxes payable as a result of such Asset Sale, (c) payments made to retire Indebtedness secured by the current assets subject to such Asset Sale to the extent required pursuant to the terms of such Indebtedness and (d) amounts required to be paid to any Person (other than the Borrower or any Subsidiary of the Borrower) having a beneficial interest in the assets subject to the Asset Sale.

"Net Indebtedness" means, with respect to the Borrower at any time, (i) the outstanding principal amount of Indebtedness of the Borrower and its Consolidated Subsidiaries (determined on a consolidated basis) as of such time minus (ii) cash and Cash Equivalents of the Borrower and its Consolidated Subsidiaries (determined on a consolidated basis) at such time.

"Non-Recourse Indebtedness" means Indebtedness as to which (i) neither the Borrower nor any of its Subsidiaries (a) provides credit support (including any undertaking, agreement or instrument which would constitute Indebtedness), (b) is directly or indirectly liable or (c) constitutes the lender (in each case, other than pursuant to and in compliance with Section 8.2.10) and (ii) no default with respect to such Indebtedness (including any rights which the holders thereof may have to take enforcement action against the relevant Unrestricted Subsidiary or its assets) would permit (upon notice, lapse of time or both) any holder of any other

19

Indebtedness of the Borrower or its Subsidiaries (other than Non-Recourse Indebtedness) to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; provided, however, that notwithstanding the foregoing, Guaranties permitted by Section 8.2.11(i)(z) of Capitalized Lease Obligations shall not cause such Capitalized Lease Obligations to not be Non-Recourse Indebtedness.

"Non-U.S. Letter of Credit" means any Letter of Credit which provides for the payment of drawings in a Qualified Foreign Currency.

"Note" means a promissory note of Borrower delivered to each Lender substantially in the form of Exhibit H hereto (as such promissory note may be amended, endorsed or otherwise modified from time to time) and all other promissory notes accepted from time to time in substitution, replacement or renewal therefor.

"OECD" means the Organization for Economic Cooperation and Development.

"Organic Document" means, relative to any Person, its certificate of incorporation, certificate of limited partnership, limited liability company operating agreement, partnership agreement, and/or by-laws and all shareholder agreements, voting trusts and similar arrangements applicable to any of its authorized Capital Stock.

"Participant" is defined in Section 11.11(e).

"PBGC" means the Pension Benefit Guaranty Corporation, a United States corporation, and any entity succeeding to any or all of its functions under ERISA.

"Pension Plan" means a "pension plan", as such term is defined in section 3(2) of ERISA, which is subject to Title IV of ERISA (other than a Multiemployer Plan), and to which the Borrower or any Subsidiary may have any liability, including any liability by reason of having been a substantial employer within the meaning of section 4063 of ERISA at any time during the six years preceding this Agreement, or by reason of being deemed to be a contributing sponsor under section 4069 of ERISA.

"Percentage" means, relative to any Lender, the percentage set forth opposite its name on Schedule I hereto or in an Assignment Agreement, as such percentage may be adjusted from time to time.

"Permitted Holders" means, collectively, the Durwood Interests and the Apollo Group.

"Permitted Joint Venture" means any joint venture entered into by the Borrower or any of its Subsidiaries with one or more third parties (i) to which the Borrower or its Subsidiaries shall have contributed certain International Assets or the assets used in the business of National Cinema Network, Inc., and (ii) of which the Borrower shall own at least 33% (but not more than 50%) of the outstanding Capital Stock.

"Person" means any natural person, corporation, partnership, limited liability company, firm, association, trust, government, governmental agency or any other entity, whether acting in an individual, fiduciary or other capacity.

20

"Qualified Foreign Currency" means any currency other than Dollars which is approved by the Administrative Agent in its sole discretion and, in any event, for which both an Applicable Exchange Rate and a Spot Exchange Rate may be calculated.

"Rate Protection Agreement" means, collectively, any interest rate swap, cap, collar or similar agreement entered into by the Borrower or any of its Subsidiaries under which the counterparty of such agreement is (or at the time such agreement was entered into, was) a Lender or an Affiliate of a Lender.

"Register" is defined in Section 3.2(b).

"Regulatory Change" means, relative to any Lender, any change after the date hereof in any (or the adoption hereafter of any new):

(a)   United States Federal or state law or foreign law applicable to such Lender; or

(b)   rule, regulation, interpretation, directive or request (whether or not having the force of law) applying to such Lender of any court or governmental authority charged with the interpretation or administration of any law referred to in clause (a) or of any fiscal, monetary or other authority having jurisdiction over such Lender.

"Reimbursement Obligation" is defined in Section 4.6.

"Release" means a "release", as such term is defined in CERCLA.

"Replacement Lender" is defined in Section 11.11(h).

"Reportable Event" is defined in Section 7.11.

"Required Lenders" means, at any time, Lenders holding at least 51% of the then aggregate outstanding principal amount of Loans or, if no such principal amount is outstanding, Lenders having, in the aggregate, a Percentage of 51% or more of the Total Commitment Amount.

"Reset Date" is defined in Section 5.6.

"Resource Conservation and Recovery Act" means the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901, et seq., as in effect from time to time.

"Restricted Payment" means (i) the declaration or payment of any dividend on, or the making of any payment or distribution on account of, Capital Stock of the Borrower (other than dividends and distributions payable solely in Capital Stock of the Borrower or any Subsidiary that is not Disqualified Stock), (ii) the making of any payment or distribution on account of, or setting apart assets for a sinking or other analogous fund for, the purchase, redemption, defeasance, retirement or other acquisition of any class of Capital Stock of the Borrower or any Subsidiary or any warrants or options to purchase any such Capital Stock, whether now or hereafter outstanding, the making of any other distribution in respect thereof, either directly or

indirectly, whether in cash or property, obligations of the Borrower or any Subsidiary or otherwise or (iii) the redemption, prepayment, defeasement or repurchase of any Subordinated Debt or Disqualified Stock or the setting aside of any funds for any of the foregoing. Any event described above that occurs with respect to a Subsidiary's Capital Stock shall only be a Restricted Payment to the extent that a dividend, distribution, purchase or other event occurs where such payment is made to an Unrestricted Subsidiary or to a Subsidiary whose Capital Stock is owned by a Person other than the Borrower directly or indirectly (but then only to the extent of such other Person's equity interest in such Capital Stock).

"Scotia Capital" is defined in the preamble.

"SEC" means the Securities and Exchange Commission (or any governmental body or agency succeeding to the functions of such Commission).

"Secured Parties" means, collectively, the Lenders, the Issuer, the Agents, each counterparty to a Rate Protection Agreement that is (or at the time such Rate Protection Agreement was entered into, was) a Lender or an Affiliate thereof, and, in each case, each of their respective successors, transferees and assigns.

"Security Agreement" means the Pledge and Security Agreement executed and delivered by an Authorized Officer of the Borrower and each Guarantor, substantially in the form of Exhibit I hereto, as amended, supplemented, amended and restated or otherwise modified from time to time.

"Security Documents" means the Security Agreement, the Foreign Pledge Agreement, all intellectual property assignment documents filed with the US Patent and Trademark Office or the Library of Congress, all Filing Statements (including amendments and extensions thereof) and all other documents, instruments and agreements related to any of the foregoing that are delivered or entered into by the parties in order to grant or perfect a Lien to secure the Liabilities.

"Senior Leverage Ratio" means, as of the last day of any Fiscal Quarter, the ratio of (i) Net Indebtedness (other than Subordinated Debt) of the Borrower and its Consolidated Subsidiaries as of such date to (ii) Annualized EBITDA for the Borrower and its Consolidated Subsidiaries for the four most recent Fiscal Quarters ended on such date.

"Significant Subsidiary" means AMC and any other Subsidiary whose assets exceed 5% of the consolidated assets of the Borrower and its Consolidated Subsidiaries or any other Subsidiary so designated by the Borrower after the Effective Date.

"Significant Subsidiary Guaranty" means that certain guaranty, executed by each Person that is a Significant Subsidiary on the Effective Date, each other Significant Subsidiary required to execute the same pursuant to Section 8.1.9 and any other Person that executes the same, substantially in the form of Exhibit E hereto (as such may be amended, supplemented or otherwise modified and in effect from time to time).

"Spot Exchange Rate" shall mean, on any date of determination with respect to any Qualified Foreign Currency, the spot rate at which Dollars are offered on such day by Scotia Capital in New York for such Qualified Foreign Currency at approximately 11:00 a.m. (New

York time); provided, however, that if for any reason, no such spot rate is being quoted, the Administrative Agent shall use the Applicable Exchange Rate for such Qualified Foreign Currency.

"Stated Amount" of each outstanding Letter of Credit means the maximum amount that thereafter could be drawn under such Letter of Credit.

"Stated Expiry Date" has the meaning assigned to that term in Section 4.1.

"Stated Maturity Date" means April 9, 2009.

"Subordinated Debt" means the Existing Subordinated Notes, any Guaranties thereof as provided in the Existing Note Indentures, and all other Indebtedness of the Borrower or any Guarantor for money borrowed:

> (i) which is subordinated in right of payment to the Liabilities (including any extensions or increases thereof and including all interest thereon accruing after the commencement of any proceedings referred to in Section 9.1.4) pursuant to subordination terms that are either (x) no less favorable to the Agents and Lenders than the subordination terms governing the 2012 Subordinated Notes pursuant to the 2012 Subordinated Note Indenture, or (y) prevalent in the market for similar types of transactions at the time such subordinated Indebtedness is issued; provided that, in the case of clause (y), such subordinated Indebtedness is subject to terms and provisions (including acceleration, sinking fund, subordination terms, covenants and events of default) satisfactory in form and substance to the Administrative Agent, as evidenced by its written approval thereof;

> (ii) which has a scheduled maturity of, and has no payments of principal or payments to any sinking or similar fund scheduled earlier than, one year after the Stated Maturity Date;

> (iii) which is unsecured; and

> (iv) which is subject to such other terms and provisions (including acceleration, covenant and default provisions) that are less restrictive to the Borrower and its Subsidiaries than the terms and provisions of this Agreement and the other Loan Documents.

"Subordinated Debt Documents" means the Existing Subordinated Note Indentures, the Existing Subordinated Notes issued thereunder and any other loan agreements, indentures, note purchase agreements, promissory notes, guarantees, and other instruments and agreements evidencing the terms of Subordinated Debt, as amended, supplemented, amended and restated or otherwise modified from time to time.

"Subsidiary" of any Person means (i) any corporation of which more than 50% of the outstanding shares of Capital Stock of which having ordinary voting power for the election of directors is owned directly or indirectly by such Person, and (ii) any partnership, limited liability company, association, joint venture or other entity in which such Person, directly or indirectly, has more than a 50% equity interest, and, except as otherwise indicated herein, references to Subsidiaries shall refer to Subsidiaries of the Borrower. Notwithstanding the foregoing, for purposes of the Loan Documents (other than Sections 7.18 and 8.1.10(a)), an Unrestricted Subsidiary shall not be deemed a Subsidiary of the Borrower other than for purposes of the definition of "Unrestricted Subsidiary," unless the Borrower shall have designated in writing to the Administrative Agent an Unrestricted Subsidiary as a Subsidiary. A designation of an Unrestricted Subsidiary as a Subsidiary may not thereafter be rescinded.

"Syndication Agent" is defined in the preamble.

"Taxes" is defined in Section 3.10.

"Termination Date" means the date on which all Liabilities (then due and owing) have been paid in full in cash (other than amounts owing under Rate Protection Agreements), all Letters of Credit have been terminated or expired (or have been Cash Collateralized), and all Commitments have been terminated.

"Total Leverage Ratio" means, as of the last day of any Fiscal Quarter, the ratio of (i) Net Indebtedness of the Borrower and its Consolidated Subsidiaries as of such date to (ii) Annualized EBITDA for the Borrower and its Consolidated Subsidiaries for the four most recent Fiscal Quarters ended on such date.

"2011 Subordinated Note Indenture" means the Indenture dated as of January 27, 1999 pursuant to which the 2011 Subordinated Notes were issued between the Borrower and The Bank of New York as the initial trustee, as amended, supplemented or otherwise modified and in effect from time to time in accordance with Section 8.2.6.

"2011 Subordinated Notes" means the Borrower's 9½% Senior Subordinated Notes due 2011 issued pursuant to the 2011 Subordinated Note Indenture in the original principal amount of $298,880,000 and any additional notes issued pursuant to the 2011 Subordinated Note Indenture which have terms (other than interest rate, issuance price, issuance date, series and title) which are the same as the 2011 Subordinated Note Indenture.

"2012 Subordinated Note Indenture" means the Indenture dated as of January 16, 2002 pursuant to which the 2012 Subordinated Notes were issued between the Borrower and HSBC Bank USA as the initial trustee, as amended, supplemented or otherwise modified and in effect from time to time in accordance with Section 8.2.6.

"2012 Subordinated Notes" means the Borrower's 9⅞% Senior Subordinated Notes due 2012 issued pursuant to the 2012 Subordinated Note Indenture in the original principal amount of $175,000,000 and any additional notes issued pursuant to the 2012 Subordinated Note Indenture which have terms (other than interest rate, issuance price, issuance date, series and title) which are the same as the 2012 Subordinated Note Indenture.

"2014 Subordinated Note Indenture" means the Indenture dated as of February 24, 2004 pursuant to which the 2014 Subordinated Notes were issued between the Borrower and HSBC Bank USA as the initial trustee, as amended, supplemented or otherwise modified and in effect from time to time.

"2014 Subordinated Notes" means the Borrower's 8.0% Senior Subordinated Notes due 2014 issued pursuant to the 2014 Subordinated Note Indenture in the original principal amount of $300,000,000 and any additional notes issued pursuant to the 2014 Subordinated Note Indenture which have terms (other than interest rate, issuance price, issuance date, series and title) which are the same as the 2014 Subordinated Note Indenture.

"type" means, relative to the outstanding principal amount of all or any portion of a Loan, the portion thereof, if any, being maintained as a Base Rate Loan or a Fixed Rate Loan.

"UCC" means the Uniform Commercial Code as in effect from time to time in the State of New York; provided, that if, with respect to any Filing Statement or by reason of any provisions of law, the perfection or the effect of perfection or non-perfection of the security interests granted to the Administrative Agent pursuant to the applicable Loan Document is governed by the Uniform Commercial Code as in effect in a jurisdiction of the United States other than New York, then "UCC" means the Uniform Commercial Code as in effect from time to time in such other jurisdiction for purposes of the provisions of each Loan Document and any Filing Statement relating to such perfection or effect of perfection or non-perfection.

"Unfunded Benefit Liabilities" means, with respect to any Pension Plan at any time, the amount of unfunded benefit liabilities as determined under ERISA section 4001(a)(18).

"United States" or "US" means the United States of America, its fifty States and the District of Columbia.

"Unrestricted Subsidiary" means a Subsidiary of the Borrower designated in writing to the Administrative Agent (i) whose properties and assets, to the extent they secure any Indebtedness at any time, secure only Non-Recourse Indebtedness, (ii) that has no (nor will have any) Indebtedness other than Non-Recourse Indebtedness and (iii) that has no (and will not have any) Subsidiaries. Notwithstanding the foregoing, no Subsidiary may be designated an Unrestricted Subsidiary by the Borrower if at the time of such designation it is a Significant Subsidiary.

"U.S. Dollar Equivalent" means, with respect to any Non-U.S. Letter of Credit, the amount determined as provided in Section 4.1(b).

"US Subsidiary" means each Subsidiary organized under the laws of the US or any State in the US or the District of Columbia.

"Voting Stock" of any Person means outstanding securities of all classes of such Person ordinarily (and apart from rights accruing under special circumstances) having the right to elect directors.

"Welfare Plan" means a "welfare plan", as such term is defined in section 3(1) of ERISA.

"Wholly-Owned Subsidiary" means any Subsidiary of the Borrower of which 100% of the outstanding Capital Stock is owned by the Borrower or another Wholly-Owned Subsidiary of the Borrower, except for (i) directors' qualifying shares and (ii) Preferred Stock which (x) is not convertible into any other class of Capital Stock and (y) has no right to vote on or consent to any matter except (1) as expressly required by law and (2) the right to appoint a director in the event of a default in the payment of dividends or distributions thereunder (it being understood that if any right described in this clause (2) becomes exercisable, any Subsidiary affected by such right shall no longer constitute a Wholly-Owned Subsidiary).

SECTION 1.2 Use of Defined Terms. Terms for which meanings are provided in this Agreement shall, unless otherwise defined or the context otherwise requires, have such meanings when used in the Exhibits hereto, each Note, each Extension of Credit Request, Continuation/Conversion Notice, Compliance Certificate, notice and other communication delivered from time to time in connection with this Agreement or any other Loan Document.

SECTION 1.3 Accounting and Financial Determinations. Where the character or amount of any asset or liability or item of income or expense is required to be determined, or any accounting computation is required to be made, for the purpose of any Loan Document (including Section 8.2.3), such determination or calculation shall, to the extent applicable and except as otherwise specified in such Loan Document, be made in accordance with GAAP as used in, and consistently applied with, the financial statements referred to in Section 7.4. Unless otherwise expressly provided, all financial covenants and defined financial terms shall be computed on a consolidated basis for the Borrower and its Consolidated Subsidiaries, in each case without duplication.

ARTICLE II

COMMITMENTS

SECTION 2.1 Commitments. (a) Subject to the terms and conditions of this Agreement (including Article VI), each Lender severally and for itself alone agrees that it will, from time to time on any Business Day occurring during the period commencing on the Effective Date and continuing to (but not including) the Commitment Termination Date, make loans (relative to each Lender, its "Loans") to the Borrower equal to its Percentage of the aggregate amount of the Borrowing requested from all Lenders on each such Business Day; provided, however, that no Lender shall be permitted (in the case of clause (a) below) or required to make any Loan if, after giving effect thereto, the Aggregate Outstanding Liabilities at any one time from

(i)   all Lenders would exceed the Total Commitment Amount; or

(ii)   such Lender would exceed its Percentage of the Total Commitment Amount.

Subject to the terms hereof, the Borrower may from time to time prior to the Commitment Termination Date borrow, prepay and reborrow amounts pursuant to the Commitments.

(b)   From time to time on any Business Day, the Issuer, severally and for itself alone, on the terms and subject to the conditions hereinafter set forth, hereby agrees to issue, and each Lender, severally and for itself alone, on the terms and subject to the conditions hereinafter set forth, hereby agrees to participate in, the Letters of Credit, in accordance with Article IV; provided, that at no time shall any Lender's Percentage of the Aggregate Outstanding Liabilities exceed such Lender's Percentage of the Total Commitment Amount.

SECTION 2.2 Total Commitment Amount; Reduction of Total Commitment Amount.

SECTION 2.2.1 Total Commitment Amount. The aggregate amount (the "Total Commitment Amount") of all Commitments on any date on or prior to the Commitment Termination Date shall be $175,000,000, subject to reduction as provided in Section 2.2.2.

SECTION 2.2.2 Reduction of Total Commitment Amount. The Total Commitment Amount is subject to permanent reduction from time to time pursuant to this Section 2.2.2.

(a) Voluntary Reductions. The Borrower may, from time to time, on not less than three Business Days' prior notice to the Administrative Agent, voluntarily reduce the Total Commitment Amount; provided that all partial reductions of such amount shall be in a minimum amount of $5,000,000 or any larger integral multiple of $1,000,000 and the Borrower may not reduce the Total Commitment Amount to an amount that is less than the Aggregate Outstanding Liabilities.

(b) Mandatory Reductions with Net Cash Proceeds of Asset Sales. The Total Commitment Amount shall be reduced by an amount equal to the Net Cash Proceeds of all Asset Sales; provided, that the foregoing shall not apply to (i) Asset Sales that result in Net Cash Proceeds from an Asset Sale that is permitted by Section 8.2.13, (ii) Net Cash Proceeds that are reinvested within 360 days after the related Asset Sale in assets of a kind used or useable in lines of business permitted by Section 8.2.12, (iii) Net Cash Proceeds resulting from sales of Investments permitted under Section 8.2.10(iv), (iv) Net Cash Proceeds resulting from any Asset Sale if the assets sold in such Asset Sale are contemporaneously leased back to the Borrower or the applicable Subsidiary on fair market terms pursuant to an operating lease (as determined under GAAP as of the date such lease is entered into) (it being understood that the Total Commitment Amount shall be reduced by the Net Cash Proceeds of any Asset Sale of assets which are leased back pursuant to a lease giving rise to a Capitalized Lease Obligation) or (v) Net Cash Proceeds resulting from sales of Capital Stock of Subsidiaries so long as no Event of Default exists at the time of such Asset Sale or would result therefrom. It is understood and agreed that any Net Cash Proceeds held by the Borrower pending reinvestment or application hereunder shall be invested in Investments permitted under Section 8.2.10(iv) while so held, to the extent practicable.

SECTION 2.3 Fees. (a) The Borrower agrees to pay the Administrative Agent for the account of each Lender, for the period (including any portion thereof when its Commitment is suspended by reason of the Borrower's inability to satisfy any condition of Article VI) commencing on the Effective Date and continuing through the Commitment Termination Date, a commitment fee of 0.50% per annum times the daily average of the excess of the Total Commitment Amount over the Aggregate Outstanding Liabilities. Such commitment fees shall be payable by the Borrower in arrears to each Lender on the last day of each Fiscal Quarter for the Fiscal Quarter then ended (or, if such day is not a Business Day, on the next succeeding Business Day), commencing with the first such day following the Effective Date, and on the Commitment Termination Date.

(b)   The Borrower agrees to pay to the Administrative Agent, for the account of the Lenders, a fee for each Letter of Credit (computed for the actual number of days elapsed on the basis of a 360-day year) for the period from and including the date of the issuance of such Letter of Credit to (but not including) the date upon which such Letter of Credit expires, at a per annum rate equal to the then effective Applicable Margin for Fixed Rate Loans multiplied by the face amount of each Letter of Credit. Such fees shall be payable by the Borrower in arrears on the last day of each Fiscal Quarter (or, if such day is not a Business Day, on the next succeeding Business Day), and on the Commitment Termination Date for any period then ending for which such fee shall not theretofore have been paid, commencing on the first such date after the issuance of such Letter of Credit.

(c)   The Borrower agrees to pay to the Administrative Agent, for the account of the Issuer, a fronting fee for each Letter of Credit (computed for the actual number of days elapsed on the basis of a 360-day year) for the period from and including the date of issuance of such Letter of Credit to (but not including) the date upon which such Letter of Credit expires, equal to the amount set forth in the Administrative Agent's Fee Letter. Such fees shall be payable by the Borrower in arrears on the last day of each Fiscal Quarter (or, if such day is not a Business Day, on the next succeeding Business Day), and on the Commitment Termination Date for any period then ending for which such fee shall not theretofore have been paid, commencing on the first such date after the issuance of such Letter of Credit.

(d)   The Borrower agrees to pay to each Agent, for its own account, the fees in the amounts and on the dates set forth in each Fee Letter. Upon payment of the fees due under the Initial Lenders' Fee Letter on the Effective Date, it shall terminate.

SECTION 2.3.2 Termination. The Commitments shall terminate and each Lender shall be relieved of its obligations to make any Loan, and to issue, or participate in, any Letter of Credit, on the Commitment Termination Date.

ARTICLE III

LOANS AND NOTES

SECTION 3.1 Borrowing Procedure. By furnishing an Extension of Credit Request to the Administrative Agent on or before 11:00 a.m., New York time, on not less than three (or on the same day in the case of a Base Rate Loan) nor more than five Business Days' notice before the date of any Borrowing requested in such Extension of Credit Request, the Borrower may from time to time irrevocably request that Loans constituting a Borrowing be made by all Lenders in the aggregate in a minimum amount of $5,000,000 or any larger integral multiple of $1,000,000. Subject to the terms and conditions of this Agreement, each Borrowing shall be made on the Business Day, and shall be comprised of the type of Loans, specified in the Extension of Credit Request therefor. On such Business Day and subject to such terms and conditions, each Lender shall provide the Administrative Agent with funds, on or before 11:00 a.m. (or 12:00 noon in the case of a Base Rate Loan), New York time, in an amount equal to such Lender's Percentage of the requested Borrowing by transferring same day or immediately available funds to such account as the Administrative Agent shall specify from time to time by notice to the Lenders. To the extent funds are received from the Lenders, on or before 2:30 p.m.,

New York time, the Administrative Agent shall make available the proceeds of each Borrowing by wire transfer of such proceeds to such transferees, or to such accounts of the Borrower, as the Borrower shall have specified in the Extension of Credit Request therefor. No Lender's obligation to make any Loan shall be affected by any other Lender's failure to make any Loan.

SECTION 3.2 Notes; Register. (a) All Loans made by each Lender shall be evidenced by a Note payable to the order of such Lender in a maximum principal amount equal to such Lender's Percentage of the original Total Commitment Amount. The Borrower hereby irrevocably authorizes each Lender to make (or cause to be made) appropriate notations on the grid attached to such Lender's Note (or on a continuation of such grid attached to any such Note and made a part thereof), which notations, if made, shall evidence, inter alia, the date of, the outstanding principal of, and the interest rate (including any conversions thereof pursuant to Section 5.1) and Interest Period applicable to, the Loans evidenced thereby. Any such notation on any such grid (or on any such continuation) indicating the outstanding principal amount of such Lender's Loans shall be rebuttable presumptive evidence of the principal amount thereof owing and unpaid, but the failure to record any such amount on such grid (or on any such continuation) shall not limit or otherwise affect the obligations of the Borrower hereunder or under such Note to make payments of principal of or interest on such Loans when due.

(b)   The Borrower hereby designates the Administrative Agent to serve as the Borrower's agent, solely for the purpose of this clause, to maintain a register (the "Register") on which the Administrative Agent will record each Lender's Commitment, the Loans made by each Lender and each repayment in respect of the principal amount of the Loans, annexed to which the Administrative Agent shall retain a copy of each Assignment Agreement delivered to the Administrative Agent pursuant to Section 11.11. Failure to make any recordation, or any error in such recordation, shall not affect any Loan Party's Liabilities. The entries in the Register shall be conclusive, in the absence of manifest error, and the Borrower, the Administrative Agent and the Lenders shall treat each Person in whose name a Loan is registered (or, if applicable, to which a Note has been issued) as the owner thereof for the purposes of all Loan Documents, notwithstanding notice or any provision herein to the contrary. Any assignment or transfer of a Commitment or the Loans made pursuant hereto shall be registered in the Register only upon delivery to the Administrative Agent of an Assignment Agreement that has been executed by the requisite parties pursuant to Section 11.11. No assignment or transfer of a Lender's Commitment or Loans shall be effective unless such assignment or transfer shall have been recorded in the Register by the Administrative Agent as provided in this Section.

SECTION 3.3 Principal Payments and Prepayments. The Borrower will repay the outstanding principal amount of the Notes on or before the Commitment Termination Date. In addition, the Borrower:

(a)   may make a voluntary prepayment in part in an aggregate principal amount of not less than $5,000,000 or any larger integral multiple of $1,000,000, or in full of the outstanding principal amount of the Loans from time to time at any time upon at least three Business Days' prior notice (or same day notice in the case of a Base Rate Loan) to the Administrative Agent; and

(b)   shall, on each date when any reduction in the Total Commitment Amount shall become effective pursuant to Section 2.2.2, make a mandatory prepayment of Loans and/or Cash Collateralize Letter of Credit Outstandings in an aggregate amount equal to the excess, if any, of the Aggregate Outstanding Liabilities over the Total Commitment Amount as so reduced.

Each prepayment of any Loans made pursuant to this Section shall be without premium or penalty, except as may be required by Section 5.5. All interest accrued on the principal amount of Loans prepaid shall be paid on the date of such prepayment. No voluntary prepayment of principal of the Loans prior to the Commitment Termination Date shall cause a reduction in the Total Commitment Amount.

Each prepayment of the Loans shall, except as the Borrower may otherwise have notified the Administrative Agent, be applied, to the extent of such prepayment, (x) first, to Base Rate Loans, and (y) second, to Fixed Rate Loans.

SECTION 3.4 Interest. The Borrower agrees to pay interest on the principal amount of the Loans from time to time unpaid prior to and at Maturity (whether by required prepayment, declaration or otherwise) at a rate per annum:

(a)   on that portion of the Loans being maintained from time to time as Base Rate Loans, equal to the sum of the Base Rate from time to time in effect plus the Applicable Margin, and

(b)   on that portion of the Loans being maintained from time to time as one or more Fixed Rate Loans during each applicable Interest Period, equal to the sum of the LIBO Rate (Reserve Adjusted) for such Interest Period plus the Applicable Margin.

SECTION 3.5 Post-Maturity Rates. After the Maturity of all or any portion of the principal amount of the Loans or Reimbursement Obligations or after any other Liabilities shall have become due (whether by acceleration or otherwise), the Borrower shall pay interest (after as well as before judgment) on the principal amount of all types of Loans so matured or on such other Liabilities, as the case may be, at a rate per annum which is determined by increasing each of the Applicable Margins set forth in clauses (a) and (b) of Section 3.4 by 2% per annum for Loans so matured and, to the extent permitted by applicable law, at a rate per annum equal to the Base Rate plus 2% for Reimbursement Obligations and at a rate per annum equal to the Base Rate plus 3.125% for such other Liabilities.

SECTION 3.6 Payment Dates. Interest accrued on the Loans prior to Maturity (as aforesaid) shall be payable, without duplication:

(a)   on that portion of the Loans being maintained as Base Rate Loans, on the last day of each month (or, if such day is not a Business Day, on the next succeeding Business Day);

(b)   on that portion of the Loans being maintained as one or more Fixed Rate Loans, on the last day of each applicable Interest Period (and, if such Interest Period shall

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exceed three months, on the three-month anniversary of the first day of such Interest Period); and

        (c)   on that portion of the Loans being converted into a Base Rate Loan or a Fixed Rate Loan on a day when interest would not otherwise have been payable pursuant to clause (a) or (b), on the date of such conversion.

Interest on the Loans and other monetary Liabilities shall be payable at Maturity (as aforesaid) and, thereafter, on demand.

        SECTION 3.7 Payments, Computations, etc. Unless otherwise expressly provided herein, all payments by the Borrower pursuant to this Agreement, the Notes, each Letter of Credit or any other Loan Document, whether in respect of principal or interest, shall be made by the Borrower to the Administrative Agent for the account of the Lenders pro rata according to their respective unpaid principal amounts. The payment of all fees referred to in Sections 2.3(a) and (b) shall be made by the Borrower to the Administrative Agent for the account of the Lenders entitled thereto pro rata according to their Percentages. All other amounts payable to any Agent or Lender under this Agreement or any other Loan Document shall be paid to the Administrative Agent for the account of the Person entitled thereto. All such payments required to be made to the Administrative Agent shall be made, without set-off, deduction or counterclaim, not later than 12:00 noon, New York time, on the date due, in same day or immediately available funds, to such account as the Administrative Agent shall specify from time to time by notice to the Borrower. Funds received after that time shall be deemed to have been received by the Administrative Agent on the next following Business Day. The Administrative Agent shall promptly remit in same day or immediately available funds to each Lender its share, if any, of such payments received by the Administrative Agent for the account of such Lender. All interest and fees shall be computed on the basis of the actual number of days (including the first day but excluding the last day) occurring during the period for which such interest or fee is payable over a year comprised of 360 days. Whenever any payment to be made shall otherwise be due on a day which is not a Business Day, such payment shall (except as otherwise required by clause (d) of the definition of the term "Interest Period" with respect to payments then due of principal of or interest on any Notes being maintained as Fixed Rate Loans) be made on the next succeeding Business Day and such extension of time shall be included in computing interest, if any, in connection with such payment.

        SECTION 3.8 Proration of Payments; Proceeds of Collateral. (a) If any Lender shall obtain any payment or other recovery (whether voluntary, involuntary, by application of set-off, or otherwise) on account of principal of or interest or fee on any Loan, Reimbursement Obligation or Letter of Credit or Commitment (other than pursuant to the terms of Section 5.4 or 5.5) in excess of its pro rata share of payments then or therewith obtained by all Lenders upon principal of and interest and fees on all Loans, Reimbursement Obligations, Commitments and Letters of Credit, such Lender shall purchase from the other Lenders such participations in Loans held by them and/or Letters of Credit as shall be necessary to cause such purchasing Lender to share the excess payment or other recovery ratably with each of them; provided, however, that if all or any portion of the excess payment or other recovery is thereafter recovered from such purchasing Lender, the purchase shall be rescinded and the purchase price restored to the extent of such recovery, but without interest. The Borrower agrees that any Lender so purchasing a participation from another Lender pursuant to this Section may, to the fullest extent permitted by law, exercise all its rights of payment (including pursuant to Section 3.9) with respect to such participation as fully as if such Lender were the direct creditor of the Borrower in the amount of such participation. If under any applicable bankruptcy, insolvency or other similar law, any Lender receives a secured claim in lieu of a setoff to which this Section applies, such Lender shall, to the extent practicable, exercise its rights in respect of such secured claim in a manner consistent with the rights of the Lenders entitled under this Section to share in the benefits of any recovery on such secured claim.

(b)   All amounts received as a result of the exercise of remedies under the Loan Documents (including from the proceeds of Collateral) or under applicable law shall be applied upon receipt to the Liabilities as follows: (i) first, to the payment of all Liabilities owing to the Administrative Agent, in its capacity as the Administrative Agent (including the fees and expenses of counsel to the Administrative Agent), (ii) second, after payment in full in cash of the amounts specified in clause (b)(i), to the ratable payment of all interest (including interest accruing after the commencement of a proceeding in bankruptcy, insolvency or similar law, whether or not permitted as a claim under such law) and fees owing under the Loan Documents, and all costs and expenses owing to the Secured Parties pursuant to the terms of the Loan Documents, until paid in full in cash, (iii) third, after payment in full in cash of the amounts specified in clauses (b)(i) and (b)(ii), to the ratable payment of the principal amount of the Loans then outstanding, the aggregate Reimbursement Liabilities then owing, the Cash Collateralization for contingent liabilities under Letter of Credit Outstandings and credit exposure owing to Secured Parties under Rate Protection Agreements, (iv) fourth, after payment in full in cash of the amounts specified in clauses (b)(i) through (b)(iii), to the ratable payment of all other Liabilities owing to the Secured Parties, and (v) fifth, after payment in full in cash of the amounts specified in clauses (b)(i) through (b)(iv), and following the Termination Date, to each applicable Loan Party or any other Person lawfully entitled to receive such surplus. For purposes of clause (b)(iii), the "credit exposure" at any time of any Secured Party with respect to a Rate Protection Agreement to which such Secured Party is a party shall be determined at such time in accordance with the customary methods of calculating credit exposure under similar arrangements by the counterparty to such arrangements, taking into account potential interest rate (or, if applicable, currency) movements and the respective termination provisions and notional principal amount and term of such Rate Protection Agreement.

SECTION 3.9 Setoff. In addition to and not in limitation of any rights of any Lender under applicable law, each Lender shall, upon the occurrence of any Default described in Section 9.1.4 or upon the occurrence of any Event of Default, have the right to set off, appropriate and apply to the payment of the Liabilities owing to it any and all balances, credits, deposits, accounts or moneys of the Borrower or any other Loan Party then maintained with such Lender; provided, however, that any such appropriation and application shall be subject to the provisions of Section 3.8.

SECTION 3.10 Taxes. (a) All payments by the Borrower of principal of, and interest on, the Loans and all other amounts payable hereunder shall be made free and clear of and without deduction for any present or future income, stamp or other taxes, fees, duties, withholding or other charges of any nature whatsoever imposed by any taxing authority, other than taxes imposed on or measured by any Lender's net income or receipts (such non-excluded items being hereinafter referred to as "Taxes"). In the event that any withholding or deduction from any payment to be made by the Borrower hereunder is required in respect of any Taxes pursuant to any applicable law, rule or regulation, then the Borrower will:

(i)   pay to the relevant authority the full amount required to be so withheld or deducted;

(ii)   promptly forward to the Administrative Agent an official receipt or other documentation satisfactory to the Administrative Agent evidencing such payment to such authority; and

(iii)   pay to the Administrative Agent for the account of the Lenders such additional amount or amounts as is necessary to ensure that the net amount actually received by each Lender, after giving effect to any credit against Taxes received by each such Lender as a result of such withholding or deduction, will equal the full amount such Lender would have received had no such withholding or deduction been required. Each such Lender shall determine such additional amount or amounts payable to it (which determination shall, in the absence of demonstrable error, be conclusive and binding on the Borrower).

(b)   Upon the request of the Borrower, each Lender that is organized under the laws of a jurisdiction other than the United States or any state thereof shall, prior to the due date of any payments of the Loans and to the extent legally entitled to do so, execute and deliver to the Borrower, on or about the first scheduled payment date in each Fiscal Year, a United States Internal Revenue Service Form W-8BEN or Form W-8ECI (or any successor form), appropriately completed.

(c)   As promptly as practicable after the payment of any Taxes, and in any event within 45 days of any such payment being due, the Borrower shall furnish to the Administrative Agent a copy of an official receipt (or a certified copy thereof) evidencing the payment of such Taxes. The Administrative Agent shall make copies thereof available to any Lender upon request therefor.

(d)   The Borrower shall indemnify the Administrative Agent and each Lender for any Taxes levied, imposed or assessed on (and whether or not paid directly by) the Administrative Agent or such Lender (and whether or not such Taxes are correctly or legally asserted by the relevant governmental authority); provided that in the event the Borrower believes, in good faith that such Taxes were not correctly or legally asserted by such governmental authority, the Borrower will be permitted to contest such Taxes in accordance with law at its sole expense (and the applicable Secured Party agrees to assist the Borrower to the extent reasonably necessary at the Borrower's expense). Promptly upon receipt of notice that any such Taxes have been levied, imposed or assessed, and promptly upon notice thereof by the Administrative Agent or any Lender, the Borrower shall pay such Taxes directly to the relevant governmental authority (provided, however, that neither the Administrative Agent nor any Lender shall be under any obligation to provide any such notice to the Borrower). In addition, so long as the Borrower has received notice of such Taxes, the Borrower shall indemnify the Administrative Agent and each Lender for any incremental Taxes that may become payable by the Administrative Agent or any

Lender as a result of any failure of the Borrower to pay any Taxes when due to the appropriate governmental authority or to deliver to the Administrative Agent, pursuant to clause (c), documentation evidencing the payment of Taxes. With respect to indemnification for Taxes actually paid by the Administrative Agent or any Lender or the indemnification provided in the immediately preceding sentence, such indemnification shall be made within 30 days after the date the Administrative Agent or such Lender, as the case may be, makes written demand therefor. The Borrower acknowledges that any payment made to the Administrative Agent or any Lender or to any governmental authority in respect of the indemnification obligations of the Borrower provided in this clause shall constitute a payment subject to the provisions of clause (a) and this clause.

ARTICLE IV

LETTERS OF CREDIT

SECTION 4.1 Issuance Requests. (a) By delivering an Issuance Request to the Administrative Agent and the Issuer on or before 12:00 noon, New York time, the Borrower may request, from time to time prior to the Commitment Termination Date and on not less than three (3) nor more than ten (10) Business Days' prior notice, that the Issuer issue an irrevocable standby or commercial (trade) letter of credit in such form as may be requested by the Borrower and approved by the Issuer (each a "Letter of Credit"), in support of financial obligations of the Borrower incurred in the Borrower's ordinary course of business and which are described in such Issuance Request. Each Letter of Credit shall by its terms: (a) be issued in a Stated Amount which, when added (without duplication) to the sum of all other Aggregate Outstanding Liabilities on such day (after giving effect to the incurrence or repayment of any Aggregate Outstanding Liabilities on such day) would not exceed the Total Commitment Amount; (b) be issued in a Stated Amount which, when added (without duplication) to the sum of all other Letter of Credit Outstandings on such day (after giving effect to the incurrence or repayment of any other Letter of Credit Outstandings on such day and calculating the U.S. Dollar Equivalent of all Non-U.S. Letters of Credit) would not exceed the Letter of Credit Commitment Amount; and (c) be stated to expire on a date (its "Stated Expiry Date") no later than the earlier of one year from its date of issuance and 30 days prior to the Commitment Termination Date. So long as no Default has occurred and is continuing, by delivery to the Issuer and the Administrative Agent of an Issuance Request at least three (3) but not more than ten (10) Business Days prior to the Stated Expiry Date of any Letter of Credit, the Borrower may request the Issuer to extend the Stated Expiry Date of such Letter of Credit for one or more additional periods, each such period to expire not later than the earlier of one year from its date of extension and 30 days prior to the Commitment Termination Date. All Existing Letters of Credit shall be maintained as Letters of Credit hereunder.

(b)   The Borrower may request the issuance of a Non-U.S. Letter of Credit subject to the terms and conditions of this Section, in addition to the other conditions applicable to the issuance of Letters of Credit generally. The issuance of any Non-U.S. Letter of Credit shall be subject to the approval of the Issuer. If any Non-U.S. Letter of Credit is issued, the following provisions shall apply.

(i)   For purposes of determining the Letter of Credit Outstandings and for purposes of calculating fees payable under Section 2.3, the Stated Amount of any Non-U.S. Letter of Credit and of any Reimbursement Obligations in respect thereof shall be deemed to be, as of any date of determination, the U.S. Dollar Equivalent thereof at such date. The initial U.S. Dollar Equivalent of any Non-U.S. Letter of Credit shall be determined by the Issuer on the date of issuance thereof based upon the Applicable Exchange Rate determined on the most recent Reset Date in accordance with Section 5.6(a) and adjusted from time to time thereafter as provided below. The Issuer shall provide the Administrative Agent and the Borrower with written notice (together with back-up calculations therefor) of adjustments to the U.S. Dollar Equivalent of each outstanding Non-U.S. Letter of Credit on each Reset Date in accordance with Section 5.6(b). If a Disbursement is made by the Issuer under any Non-U.S. Letter of Credit, the U.S. Dollar Equivalent of such Disbursement shall be determined by the Issuer on the Disbursement Date related thereto. The Issuer shall make such determination by calculating the amount in Dollars that would be required in order for the Issuer to purchase an amount of the applicable Qualified Foreign Currency equal to the amount of the relevant Reimbursement Obligation on the Disbursement Date at the Spot Exchange Rate, with respect to such Qualified Foreign Currency on such Disbursement Date. The Issuer shall notify the Administrative Agent and the Borrower promptly of such U.S. Dollar Equivalent determined by it, on the date that such determination is required to be made.

(ii)   The obligation of the Borrower to reimburse the Issuer for any Disbursement under any Non-U.S. Letter of Credit, and to pay interest thereon, shall be payable only in Dollars (calculated pursuant to clause (i) above), and shall not be discharged by paying an amount in any Qualified Foreign Currency or any other currency.

(iii)   The obligations of each Lender under Section 4.4 to pay its Percentage of any Reimbursement Obligation under any Non-U.S. Letter of Credit shall be payable only in Dollars and shall be in an amount equal to such Percentage of the U.S. Dollar Equivalent of such Reimbursement Obligation determined as provided in clause (i) above. Under no circumstances shall the provisions hereof permitting the issuance of Letters of Credit in a Qualified Foreign Currency be construed, by implication or otherwise, as imposing any obligation upon any Lender to make any Loan or other payment under any Loan Document, or to accept any payment from the Borrower in respect of any Reimbursement Obligation, in any currency other than Dollars, it being understood that the parties intend all Liabilities to be denominated and payable only in Dollars.

SECTION 4.2 Issuances and Extensions. On the terms and subject to the conditions of this Agreement (including Article VI), the Issuer shall issue Letters of Credit, and extend, one or more times, the Stated Expiry Dates of outstanding Letters of Credit, in accordance with the Issuance Requests made therefor. Upon such issuance or extension, the Issuer shall promptly notify the Administrative Agent thereof. The Issuer will make available the original of each Letter of Credit which it issues in accordance with the Issuance Request therefor to the beneficiary thereof and will promptly notify the beneficiary under any Letter of Credit of any extension of the Stated Expiry Date thereof.

SECTION 4.3 Expenses. The Borrower agrees to pay to the Issuer all agreed upon administrative expenses of the Issuer in connection with the issuance, maintenance, modification (if any) and administration of each Letter of Credit issued by the Issuer upon demand from time to time.

SECTION 4.4 Other Lenders' Participation. Each Letter of Credit issued pursuant to Section 4.2 shall, effective upon its issuance and without further action, be issued on behalf of all Lenders (including the Issuer) pro rata according to their respective Percentages. Each Lender shall, to the extent of its Percentage, be deemed irrevocably to have participated in the issuance of such Letter of Credit and shall be responsible to reimburse promptly the Issuer for Reimbursement Obligations which have not been reimbursed by the Borrower in accordance with Section 4.5, or which have been reimbursed by the Borrower but must be returned, restored or disgorged by the Issuer for any reason, and each Lender shall, to the extent of its Percentage, be entitled to receive from the Administrative Agent a ratable portion of the letter of credit fees received by the Administrative Agent pursuant to Section 2.3(b), with respect to each Letter of Credit. In the event that (i) the Borrower shall fail to reimburse the Issuer, and if for any reason Loans shall not be made to fund any Reimbursement Obligation, all as provided in Section 4.5 and in an amount equal to the amount of any drawing honored by the Issuer under a Letter of Credit issued by it, or (ii) the Issuer must for any reason return or disgorge all or any portion of such reimbursement, or (iii) the Borrower shall fail to fully Cash Collateralize any Letter of Credit after the Commitment Termination Date pursuant to Section 4.7 and a payment under or draw upon such Letter of Credit is made, the Issuer shall promptly notify the Administrative Agent who shall promptly notify each Lender of the unreimbursed amount of such drawing and of such Lender's respective participation therein. Each Lender shall make available to the Issuer, whether or not any Default shall have occurred and be continuing, and whether or not any other conditions specified in Section 6.2 are satisfied, an amount equal to its respective participation in same day or immediately available funds at the office of the Issuer specified in such notice not later than 11:00 a.m., New York time, on the Business Day (under the laws of the jurisdiction of the Issuer) after the date notified by the Issuer. In the event that any Lender fails to make available to the Issuer the amount of such Lender's participation in such Letter of Credit as provided herein, the Issuer shall be entitled to recover such amount on demand from such Lender together with interest at the daily average Federal Funds Rate plus, if such Lender has not paid the Issuer the amount of its participation in full within four Business Days from the date of such demand by the Administrative Agent (and commencing on such fourth Business Day), 1% per annum. The Issuer shall distribute to each other Lender which has paid all amounts payable by it under this Article IV with respect to any Letter of Credit issued by such Issuer, such other Lender's Percentage of all payments received by the Issuer from the Borrower in reimbursement of drawings honored by the Issuer under the Letter of Credit when such payments are received.

SECTION 4.5 Disbursements. The Issuer will notify the Borrower and the Administrative Agent promptly of the presentment for payment under or draw upon any Letter of Credit, together with notice of the date (a "Disbursement Date") such payment shall be made; provided, however, that the failure of the Issuer to so notify the Borrower and the Administrative Agent shall not affect the rights of the Issuer or the Lenders to be reimbursed under the terms of this Agreement in any manner whatsoever. Subject to the terms and provisions of such Letter of Credit, the Issuer shall make such payment (a "Disbursement") to the beneficiary (or its designee) of such Letter of Credit. Prior to 12:00 noon, New York time, on the Disbursement Date, the Borrower will reimburse the Issuer for all amounts which it has disbursed under the Letter of Credit. To the extent the Issuer is not reimbursed in full in accordance with the third sentence of this Section 4.5, the Borrower's Reimbursement Obligation shall accrue interest at the Default Rate, payable on demand. In the event the Issuer is not reimbursed by the Borrower on the Disbursement Date, or if the Issuer must for any reason return or disgorge such reimbursement, the Lenders (including the Issuer) shall, on the terms and subject to the conditions of this Agreement, fund the Reimbursement Obligation therefor by making, on the next Business Day, Loans which are Base Rate Loans as provided in Section 3.1 (the Borrower being deemed to have given a timely Extension of Credit Request therefor for such amount) that shall be payable on demand and that shall accrue interest until paid in full at the Default Rate.

SECTION 4.6 Reimbursement. The Borrower's obligation (a "Reimbursement Obligation") under Section 4.5 to reimburse the Issuer with respect to each payment or disbursement (including interest thereon) and, without duplication, to repay Loans pursuant to Section 4.5 and each Lender's obligation to make participation payments in each drawing which has not been reimbursed by the Borrower, shall be absolute and unconditional under any and all circumstances and irrespective of any setoff, counterclaim, or defense to payment which the Borrower may have or have had against any Lender or any beneficiary of a Letter of Credit, including any defense based upon the occurrence of any Default, any draft, demand or certificate or other document presented under a Letter of Credit proving to be forged, fraudulent, invalid or insufficient (even if notified thereof by the Borrower), the failure of any payment or disbursement to conform to the terms of the applicable Letter of Credit (if, in the Issuer's good faith opinion, such payment or disbursement is determined to be appropriate) or any non-application or misapplication by the beneficiary of the proceeds of such payment or disbursement, or the legality, validity, form, regularity, or enforceability of such Letter of Credit; provided, however, that nothing herein shall adversely affect the right of the Borrower to commence any proceeding against the Issuer for any wrongful payment or disbursement made by the Issuer under a Letter of Credit as a result of acts or omissions constituting gross negligence or wilful misconduct on the part of the Issuer.

SECTION 4.7 Deemed Disbursements. Upon the occurrence of the Commitment Termination Date, an amount equal to that portion of Letter of Credit Outstandings attributable to undrawn Letters of Credit outstanding on the Commitment Termination Date (and not returned undrawn to the Issuer by the beneficiaries thereof on or prior to the Commitment Termination Date) shall automatically, without demand upon or notice to the Borrower, be deemed to have been paid or disbursed by the Issuer under the Letters of Credit (notwithstanding that such amount may not in fact have been so paid or disbursed), and the Borrower shall be immediately obligated to reimburse the Issuer the amount deemed to have been so paid or disbursed by the Issuer. Any amounts so received by the Issuer from the Borrower pursuant to this Section 4.7 shall be held as collateral security for the repayment of the Borrower's obligations in connection with the Letters of Credit issued by the Issuer. At any time when any such Letter of Credit shall terminate and all liabilities of the Issuer thereunder are either terminated or paid or reimbursed to the Issuer in full, the Liabilities of the Borrower under this Section 4.7 shall be reduced accordingly (subject, however, to reinstatement in the event any payment in respect of any such Letter of Credit is recovered in any manner from the Issuer), and the Issuer will return to the Borrower the aggregate amount deposited by the Borrower with the Issuer in respect of such Letter of Credit and not theretofore applied by the Issuer to any Reimbursement Obligation arising from such Letter of Credit, together with all earnings thereon pursuant to the immediately succeeding sentence. All amounts on deposit pursuant to this Section 4.7 shall, until their application to any Reimbursement Obligation or their return to the Borrower, as the case may be, bear interest at the daily average Federal Funds Rate from time to time in effect, which interest shall be held by the Issuer as additional collateral security for the repayment of the Liabilities in connection with the Letters of Credit issued by the Issuer.

SECTION 4.8 Nature of Reimbursement Obligations. The Borrower shall assume all risks of the acts, omissions, or misuse of any Letter of Credit by the beneficiary thereof. Without limiting the foregoing and without limiting Section 4.6, the Issuer shall not be responsible for the following:

(a) the form, validity, sufficiency, accuracy, genuineness, or legal effect of any document submitted to the Issuer by any party in connection with the application for and issuance of a Letter of Credit, even if it should in fact prove to be in any or all respects invalid, insufficient, inaccurate, fraudulent, or forged;

(b) the form, validity, sufficiency, accuracy, genuineness, or legal effect of any instrument transferring or assigning or purporting to transfer or assign a Letter of Credit or the rights or benefits thereunder or proceeds thereof in whole or in part, which may prove to be invalid or ineffective for any reason;

(c) failure of the beneficiary to comply fully with conditions required in order to demand payment under a Letter of Credit;

(d) errors, omissions, interruptions, or delays in transmission or delivery of any messages, by mail, cable, telegraph, telex, or otherwise; or

(e) any loss or delay in the transmission or delivery of any document or draft required in order to make a payment or disbursement under a Letter of Credit or of the proceeds thereof.

None of the foregoing shall affect, impair, or prevent the vesting of any of the rights or powers granted the Issuer or any Lender hereunder. In furtherance and extension, and not in limitation or derogation, of any of the foregoing, any action taken or omitted to be taken by the Issuer in good faith shall be binding upon the Borrower and shall not put the Issuer under any resulting liability to the Borrower. Any of the foregoing notwithstanding, the Borrower may have a claim against the Issuer, and the Issuer may be liable to the Borrower, to the extent, but only to the extent, of any direct, as opposed to consequential or exemplary, damages suffered by the Borrower which were caused by the Issuer's gross negligence or wilful misconduct.

ARTICLE V

BASE RATE AND FIXED RATE
OPTIONS FOR THE LOANS

SECTION 5.1 Elections. The Loans comprising any Borrowing may be made as a loan having a fluctuating rate of interest determined by reference to the Base Rate ("Base Rate Loans") or, at the Borrower's election made in accordance with this Section, as a loan (a "Fixed Rate Loan") having for each particular Interest Period a fixed rate of interest determined by reference to the LIBO Rate (Reserve Adjusted), as specified in the Extension of Credit Request for such Loan. The Borrower may from time to time irrevocably elect by delivering to the Administrative Agent a Continuation/Conversion Notice, on not less than one (or not less than three if a Loan is to be continued as, or converted into, a Fixed Rate Loan) nor more than five Business Days' notice:

> (a) that all, or any portion in a minimum amount of $5,000,000 or any larger integral multiple of $1,000,000, of the outstanding principal amount of any Borrowing be converted from Base Rate Loans into Fixed Rate Loans or from Fixed Rate Loans into Base Rate Loans; and

> (b) on the expiration of the Interest Period applicable to any Fixed Rate Loans, that all, or any portion in a minimum amount of $5,000,000 or any larger integral multiple of $1,000,000, of the outstanding principal amount of such Fixed Rate Loans be continued as Fixed Rate Loans or be converted into Base Rate Loans (in the absence of the delivery of a Continuation/Conversion Notice pursuant to this clause, the Borrower will be deemed to have requested that such Fixed Rate Loans be converted into Base Rate Loans);

provided, however, that:

> > (i) no portion of the outstanding principal amount of any Loans may be continued as, or be converted into, Fixed Rate Loans if, after giving effect to such action, the Interest Period applicable thereto shall extend beyond the date of any prepayment required by Section 3.3, unless a sufficient principal amount of other Loans are being maintained as Base Rate Loans to permit such prepayment to be applied in full to such Base Rate Loans;

> > (ii) no portion of the outstanding principal amount of any Loans may be continued as, or be converted into, a Fixed Rate Loan when any Default has occurred and is continuing; and

> > (iii) no portion of the outstanding principal amount of any Loans may be made or continued as, or be converted into, Base Rate Loans or Fixed Rate Loans unless, after giving effect to such action, the principal amount of Loans of each type outstanding from each Lender then being so made, continued or converted shall be equal to such Lender's Percentage of the outstanding principal amount of all Loans then being so made, continued or converted.

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Each Continuation/Conversion Notice requesting that all, or any portion, of the principal amount of the Loans be continued as, or be converted into, Fixed Rate Loans shall specify the duration of the Interest Period commencing upon such continuation or conversion.

Each Lender may, if it so elects, fulfill its commitment to make or maintain any portion of the principal amount of a Loan as, or to convert any portion of the principal amount of a Loan into, one or more Fixed Rate Loans by causing a foreign branch or Affiliate of such Lender to make or maintain any such Fixed Rate Loan; provided, however, that in such event such Fixed Rate Loan shall be deemed to have been made by such Lender, and the obligation of the Borrower to repay such Fixed Rate Loan shall nevertheless be to such Lender and shall be deemed to be held by it, to the extent of such Fixed Rate Loan, for the account of such foreign branch or Affiliate.

The Borrower understands that, if it elects that any portion of the principal amount of a Borrowing be made, continued as or be converted into, a Fixed Rate Loan, each Lender may (while being entitled to fund all or any portion of such Fixed Rate Loan as it may see fit) wish to be able to fund such Fixed Rate Loan by purchasing Dollar deposits in its LIBOR Office's interbank eurodollar market. Accordingly, in connection with any determination to be made for purposes of Section 5.2, 5.3, 5.4 or 5.5, it shall be conclusively assumed that such Lender has elected to fund all Fixed Rate Loans by purchasing Dollar deposits in such interbank eurodollar market.

SECTION 5.2 Fixed Rate Lending Unlawful. If as the result of any Regulatory Change any Affected Lender shall determine (which determination shall, in the absence of demonstrable error, be conclusive and binding on the Borrower) that it is unlawful for the Affected Lender to make, continue or maintain a Loan as, or to convert a Loan into, one or more Fixed Rate Loans, the obligation of the Affected Lender under Section 5.1 to make, continue or maintain any portion of the principal amount of a Loan as, or to convert such Loan into, one or more Fixed Rate Loans shall, upon such determination (and telephonic notice thereof confirmed in writing to the Administrative Agent and the Borrower), forthwith terminate, and the Administrative Agent shall, by telephonic notice confirmed in writing to the Borrower and each Lender, declare that such obligation has so terminated, and any portion of the principal amount of a Loan then maintained as one or more Fixed Rate Loans by the Affected Lender shall automatically convert into a Base Rate Loan. If circumstances subsequently change so that the Affected Lender shall determine that it is no longer so affected, the obligation of the Affected Lender under Section 5.1 to make or continue Loans as, or to convert Loans into, Fixed Rate Loans shall, upon such determination (and telephonic notice thereof confirmed in writing to the Administrative Agent and the Borrower), forthwith be reinstated, and the Administrative Agent shall, by notice to the Borrower and each Lender, declare that such obligation has been so reinstated.

SECTION 5.3 Deposits Unavailable. If prior to the date on which all or any portion of the principal amount of any Loan is to be made, continued as, or be converted into, a Fixed Rate Loan, any Affected Lender or the Administrative Agent shall determine for any reason whatsoever (which determination shall, in the absence of demonstrable error, be conclusive and binding on the Borrower) that:

(a)   Dollar deposits in the relevant amount and for the relevant Interest Period are not available to the Affected Lender in its relevant market; or

(b)   by reason of circumstances affecting Scotia Capital in its relevant market, adequate means do not exist for ascertaining the interest rate applicable hereunder to Fixed Rate Loans;

the Administrative Agent (after receipt of notice from the Affected Lender, in the case of <u>clause (a)</u> above) shall promptly give telephonic notice of such determination confirmed in writing to each Lender and the Borrower, and:

(i)   the obligation under <u>Section 5.1</u> of the Affected Lender (in the case of <u>clause (a)</u> above) or all Lenders (in the case of <u>clause (b)</u> above) to make, continue any portion of the principal amount of a Loan as, or to convert a Loan into, one or more Fixed Rate Loans shall, upon such notification, forthwith terminate; and

(ii)   the portion of all Loans then maintained as Fixed Rate Loans by the Affected Lender (in the case of <u>clause (a)</u> above) or all Lenders (in the case of <u>clause (b)</u> above) shall on the expiration of the Interest Period applicable thereto automatically convert into Base Rate Loans.

If circumstances subsequently change so that the Administrative Agent or the Affected Lender, as the case may be, shall no longer be so affected, the Administrative Agent shall promptly give telephonic notice thereof confirmed in writing to the Borrower and each of the Lenders, and the obligations of the Affected Lender or all Lenders, as the case may be, under <u>Section 5.1</u> to make or continue Loans as, or convert Loans into, Fixed Rate Loans shall be reinstated, and the Administrative Agent shall, by notice to the Borrower and each Lender, declare that such obligations have been so reinstated.

SECTION 5.4 <u>Capital Adequacy; Increased Costs, etc.</u> The Borrower further agrees to reimburse each Lender for any increase in the cost to such Lender of making, continuing or maintaining (or of its obligation to make, continue or maintain) any portion of the principal amount of any of its Loans as, or of converting (or of its obligation to convert) any portion of the principal amount of any of its Loans into, Fixed Rate Loans or issuing or maintaining or participating in any Letter of Credit and for any reduction in the amount of any sum receivable by such Lender hereunder in respect of making, continuing or maintaining any portion of the principal amount of any of its Loans as, or converting any portion of the principal amount of any Loans into, Fixed Rate Loans, or issuing or maintaining or participating in any Letter of Credit, in either case, from time to time by reason of:

(a)   to the extent not included in the calculation of the LIBO Rate (Reserve Adjusted), the adoption or compliance with any capital adequacy, reserve, special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended by, such Lender, under or pursuant to any law, treaty, rule, regulation (including any F.R.S. Board Regulation) or requirement in effect on the date hereof or as the result of any Regulatory Change; or

(b)   any Regulatory Change which shall subject such Lender to any tax (other than taxes on net income or receipts), levy, impost, charge, fee, duty, deduction or withholding of any kind whatsoever or change the taxation of any Loan made or maintained as a Fixed Rate Loan or any Letter of Credit or participation therein and the interest thereon (other than any change which affects, and to the extent that it affects, the taxation of net income or receipts).

In any such event, such Lender shall promptly notify the Administrative Agent and the Borrower thereof stating the reasons therefor and the additional amount required fully to compensate such Lender for such increased cost or reduced amount. Such additional amounts shall be payable on demand after receipt of such notice. A statement as to any such increased cost or reduced amount or any change therein (including calculations thereof in reasonable detail) shall be submitted by such Lender to the Administrative Agent and the Borrower and shall, in the absence of demonstrable error, be conclusive and binding on the Borrower.

SECTION 5.5 Funding Losses. In the event any Lender shall incur any loss or expense (including any loss or expense incurred by reason of the liquidation, or reemployment of deposits or other funds acquired by such Lender to make, continue or maintain any portion of the principal amount of any Loan as, or to convert any portion of the principal amount of any Loan into, a Fixed Rate Loan) as a result of:

(a)   payment or prepayment of the principal amount of any Fixed Rate Loan on a date other than the scheduled last day of the Interest Period applicable thereto, whether pursuant to Section 3.3 or otherwise;

(b)   any conversion of all or any portion of the outstanding principal amount of any Fixed Rate Loan to a Base Rate Loan pursuant to Section 5.1 prior to the expiration of the Interest Period then applicable thereto; or

(c)   a Loan not being made, continued as, or converted into, a Fixed Rate Loan in accordance with an Extension of Credit Request or the Continuation/Conversion Notice given therefor (other than as the result of a default by such Lender in complying with such Extension of Credit Request or such Continuation/Conversion Notice);

then, upon the request of such Lender to the Borrower (with copies to the Administrative Agent), the Borrower shall pay directly to such Lender such amount as will (in the reasonable determination of such Lender) reimburse such Lender for such loss or expense. A certificate as to any such loss or expense (including calculations thereof in reasonable detail) shall be submitted by the Lender to the Administrative Agent and the Borrower and shall, in the absence of demonstrable error, be conclusive on the Borrower.

SECTION 5.6 Currency Fluctuations, etc. (a) Not later than 1:00 p.m., New York time, on each Calculation Date, the Issuer shall (i) determine the Applicable Exchange Rate as of such Calculation Date with respect to each Qualified Foreign Currency for which there are at such time outstanding Non-U.S. Letters of Credit and (ii) give notice thereof to the Administrative Agent. The Applicable Exchange Rates so determined shall become effective on the first

Business Day immediately following the relevant Calculation Date (a "Reset Date") and shall remain effective until the next succeeding Reset Date.

(b)   Not later than 3:00 p.m., New York time, on each Reset Date, the Administrative Agent shall (i) determine the U.S. Dollar Equivalent of the Non-U.S. Letters of Credit in each Qualified Foreign Currency then outstanding (after giving effect to any Loans to be made or repaid on such date) and (ii) notify the Borrower of the results of such determination.

ARTICLE VI

CONDITIONS TO EXTENSIONS OF CREDIT

SECTION 6.1 Conditions to Initial Extension of Credit. The obligations of the Lenders to fund the initial Extension of Credit shall be subject to the prior or concurrent satisfaction of each of the following conditions:

SECTION 6.1.1 Resolutions, etc. The Administrative Agent shall have received:

(a)   a certificate, dated the date of the initial Extension of Credit, of the Secretary or an Assistant Secretary of the Borrower and each other Loan Party as to

(i)   resolutions of its Board of Directors then in full force and effect authorizing the execution, delivery and performance of the Loan Documents to be executed by it hereunder, and

(ii)   the incumbency and signatures of those of its officers authorized to act with respect to this Agreement and each Loan Document executed by it;

upon which certificate the Administrative Agent and each Lender may conclusively rely until the Administrative Agent shall have received a further certificate of the Secretary or an Assistant Secretary of such Loan Party canceling or amending such prior certificate; and

(b)   such other documents (certified if requested) as the Administrative Agent or the Required Lenders may reasonably request, as soon as practicable after the execution of this Agreement, with respect to any Organic Document, Contractual Obligation or Approval.

SECTION 6.1.2 Delivery of Notes. The Administrative Agent shall have received, for the account of each Lender that has requested a Note, such Lender's Note duly executed and delivered by an Authorized Officer of the Borrower.

SECTION 6.1.3 Opinion of Counsel. The Administrative Agent shall have received an opinion, dated the date of the initial Extension of Credit, addressed to the Administrative Agent and all Lenders from Lathrop & Gage L.C., counsel to the Borrower and each Significant Subsidiary, substantially in the form of Exhibit F hereto.

SECTION 6.1.4 Closing Fees, Expenses, etc. The Administrative Agent shall have received for its own account, or for the account of each Lender, as the case may be, all fees and expenses due and payable pursuant to Section 2.3 or Section 11.3, if then invoiced.

SECTION 6.1.5 Significant Subsidiary Guaranty. The Administrative Agent shall have received the Significant Subsidiary Guaranty, dated the date of this Agreement, duly executed by each Person that is a Significant Subsidiary party thereto.

SECTION 6.1.6 Satisfactory Legal Form. All documents executed or submitted pursuant hereto by or on behalf of the Borrower and each Significant Subsidiary shall be satisfactory in form and substance to the Administrative Agent and its counsel; the Administrative Agent and its counsel shall have received all information, and such counterpart originals or such certified or other copies of such materials, as the Administrative Agent or its counsel may request; and all legal matters incident to the transactions contemplated by this Agreement shall be satisfactory to counsel to the Administrative Agent.

SECTION 6.1.7 Security Agreement. The Administrative Agent shall have received, with counterparts for each Lender, executed counterparts of the Security Agreement, dated as of the date hereof, duly executed by the applicable Loan Party thereto, together with

(a)   certificates (in the case of Capital Stock that are certificated securities (as defined in the UCC)) evidencing all of the issued and outstanding Capital Stock owned by each Loan Party in each Guarantor and 65% of the issued and outstanding voting Capital Stock of each Foreign Subsidiary that is a Significant Subsidiary (together with all the issued and outstanding non-voting Capital Stock of such Foreign Subsidiary) directly owned by each Loan Party, which certificates in each case shall be accompanied by undated instruments of transfer duly executed in blank, or, if any Capital Stock (in the case of Capital Stock that are uncertificated securities (as defined in the UCC)), confirmation and evidence satisfactory to the Administrative Agent that the security interest therein has been transferred to and perfected by the Administrative Agent for the benefit of the Secured Parties in accordance with Articles 8 and 9 of the UCC and all laws otherwise applicable to the perfection of the pledge of such Capital Stock;

(b)   copies of Filing Statements naming the Borrower and each Guarantor as a debtor and the Administrative Agent as the secured party to be filed under the UCC in their respective jurisdictions of organization to perfect the security interests of the Administrative Agent pursuant to the Security Agreement;

(c)   copies of proper UCC Form UCC-3 termination statements, if any, necessary to release all Liens and other rights of any Person in any Collateral previously granted by any Person together with such other UCC Form UCC-3 termination statements as the Administrative Agent may reasonably request from such Obligors except for Liens permitted under the Loan Documents; and

(d)   certified copies of UCC Requests for Information or Copies (Form UCC-11), or a similar search report certified by CT Corporation, dated a date reasonably near to the Effective Date, performed with respect to the Borrower and each Guarantor in jurisdictions acceptable to the Administrative Agent, together with copies of such financing statements (none of which shall cover any Collateral except for Liens permitted under the Loan Documents or for which UCC termination statements have been delivered).

The Administrative Agent and its counsel shall be satisfied that (i) the Lien granted to the Administrative Agent, for the benefit of the Secured Parties, in the Collateral is a first priority (or local equivalent thereof) security interest, subject, in certain cases, to Liens permitted under the Loan Documents; and (ii) no Lien exists on any of the Collateral other than the Lien created in favor of the Administrative Agent, for the benefit of the Secured Parties, pursuant to a Loan Document or, in certain cases, to Liens permitted under the Loan Documents.

SECTION 6.1.8 <u>Intellectual Property Security Agreements</u>. The Administrative Agent shall have received a patent security agreement, a copyright security agreement and/or a trademark security agreement, as applicable, each dated as of the Effective Date, duly executed and delivered by each Loan Party that has delivered a Security Agreement and owns patents, copyrights and/or trademarks.

SECTION 6.1.9 <u>Filing Agent, etc</u>. All Uniform Commercial Code financing statements (Form UCC-1) or other similar financing statements (collectively, the "<u>Filing Statements</u>") and Uniform Commercial Code (Form UCC-3) termination statements, in each case, required pursuant to <u>Section 6.1.7</u> shall have been delivered to CT Corporation System or another similar filing service company acceptable to the Administrative Agent (the "<u>Filing Agent</u>"). The Filing Agent shall have acknowledged in a writing satisfactory to the Administrative Agent and its counsel and the Borrower and its counsel (i) the Filing Agent's receipt of all Filing Statements, (ii) that the Filing Statements have either been submitted for filing in the appropriate filing offices or will be submitted for filing in the appropriate offices within ten days following the Effective Date and (iii) that the Filing Agent will notify the Administrative Agent and its counsel and the Borrower and its counsel of the results of such submissions within 30 days following the Effective Date.

SECTION 6.1.10 <u>Insurance</u>. The Administrative Agent shall have received certified binders, summaries and/or certificates of each Loan Party's insurance policies, from one or more insurance companies satisfactory to the Administrative Agent, evidencing coverage required to be maintained pursuant to <u>Section 8.1.5</u>.

SECTION 6.1.11 <u>Existing Credit Agreement</u>. All Indebtedness under the Existing Credit Agreement shall be paid in full; <u>provided</u>, that all Existing Letters of Credit shall be deemed to be issued and shall be Letters of Credit under this Agreement, without any need for reissuance or replacement thereof.

SECTION 6.1.12 <u>Financial Information</u>. Each Agent and each Lender shall have received (i) a copy of the Borrower's Annual Report on Form 10-K for the Fiscal Year ended April 3, 2003, and (ii) a copy of the Borrower's Quarterly Report on Form 10-Q for the Fiscal Quarter ended January 1, 2004.

SECTION 6.1.13 Litigation. No litigation, arbitration or governmental investigation or proceeding shall be pending which seeks to enjoin any transactions contemplated hereby or purports to affect the legality, validity or enforceability of this Agreement or any other Loan Document.

SECTION 6.2 All Extensions of Credit. The obligations of the Lenders to make any Loan or issue any Letter of Credit (including the initial Loans and Letters of Credit) shall also be subject to the satisfaction of each of the conditions precedent set forth in Sections 6.2.1 through 6.2.2.

SECTION 6.2.1 Compliance with Warranties, Non-Default, etc. Both before and after giving effect to any Extension of Credit (but, if any Default referred to in Section 9.1.5 shall have occurred with respect to any other Indebtedness, without giving effect to the application, directly or indirectly, of the proceeds of such Extension of Credit) the following statements shall be true and correct:

> (a)   the representations and warranties set forth in each Loan Document shall, in each case, be true and correct with the same effect as if then made (unless stated to relate solely to an earlier date, in which case such representations and warranties shall have been true and correct in all material respects as of such earlier date); and

> (b)   no Default shall have then occurred and be continuing.

SECTION 6.2.2 Extension of Credit Request. The Administrative Agent shall have received an Extension of Credit Request for such Loan or Letter of Credit.

ARTICLE VII

WARRANTIES, ETC.

In order to induce the Lenders and the Agents to enter into this Agreement and to make Loans and issue or participate in Letters of Credit hereunder, the Borrower represents and warrants to each Agent and each Lender as follows:

SECTION 7.1 Organization, Power, Authority, etc. Each Loan Party is a corporation validly organized and existing and in good standing under the laws of the state of its incorporation, is duly qualified to do business and in good standing as a foreign corporation in each jurisdiction where the nature of its business makes such qualification necessary and where the failure to so qualify would reasonably be expected to have a Materially Adverse Effect and has full power and authority to own and hold under lease its property and conduct its business substantially as presently conducted by it. Each Loan Party has full power and authority to enter into and to perform its obligations under this Agreement and each Loan Document to which each is a party and, in the case of Borrower, to borrow the Loans hereunder.

SECTION 7.2 Due Authorization. The execution and delivery by each Loan Party of each Loan Document to which it is a party, the performance by each Loan Party of its respective obligations under each such Loan Document and the borrowings hereunder by the Borrower have been duly authorized by all necessary corporate action, do not require any Approval, do not and will not conflict with, result in any violation of, or constitute any default under, any provision of any Organic Document or material Contractual Obligation of such Loan Party or any present law or governmental regulation or court decree or order applicable to any Loan Party and will not result in or require the creation or imposition of any Lien on any of the properties of any Loan Party pursuant to the provisions of any Contractual Obligation, other than Liens in favor of the Administrative Agent and the Lenders pursuant to the Loan Documents.

SECTION 7.3 Validity, etc. This Agreement is, and each other Loan Document executed by any Loan Party will on the due execution and delivery thereof by such Loan Party be, the legal, valid and binding obligation of such Loan Party enforceable in accordance with its terms, subject, as to enforcement, only to bankruptcy, insolvency, reorganization, moratorium or other similar laws at the time in effect affecting the enforceability of the rights of creditors generally, and by general equitable principles which may limit the right to obtain the remedy of specific performance of executory covenants.

SECTION 7.4 Financial Information. All balance sheets, the statements of operations, of shareholders' equity and of cash flows and other financial information of the Borrower which have been or shall hereafter be furnished by or on behalf of the Borrower to the Lenders for the purposes of or in connection with this Agreement or any transaction contemplated hereby pursuant to Section 6.1.12, Section 8.1.1(a) or Section 8.1.1(b) (except Section 8.1.1(a)(iii) (including the financial information referred to below) have been or will be prepared in accordance with GAAP consistently applied throughout the periods involved (except as disclosed therein) and do or will present fairly the consolidated financial condition of the Persons covered thereby as at the dates thereof and the results of their operations for the periods then ended, including the consolidated balance sheet at April 3, 2003, and the consolidated statements of earnings, of shareholders' equity and of cash flows, for the Fiscal Year then ended, of the Borrower and its Consolidated Subsidiaries. Since April 3, 2003, there has been no occurrence (other than changes that are seasonal in nature) which, individually or in the aggregate, would reasonably be expected to have a Materially Adverse Effect.

SECTION 7.5 Absence of Certain Defaults. Neither the Borrower nor any Subsidiary is in default: (a) in the payment of (or in the performance of any material obligation applicable to) any Indebtedness outstanding in a principal amount exceeding $5,000,000; or (b) under any law, governmental regulation, court decree or order which would reasonably be expected to have a Materially Adverse Effect.

SECTION 7.6 Litigation, etc. Except as described in Item 1 ("Material Litigation") of the Disclosure Schedule, no litigation, arbitration or governmental investigation or proceeding against the Borrower or any Subsidiary or to which any of the properties of any thereof is subject is pending or, to the best knowledge of the Borrower, threatened (i) which, if adversely determined, would result in a liability not covered by insurance in excess of $13,000,000 or (ii) which purports to affect the legality, validity or enforceability of this Agreement, the other Loan Documents or the transactions contemplated hereby or thereby.

SECTION 7.7 Use of Proceeds; Regulation T, U, X. (a) The proceeds of the Loans and Letters of Credit will be used for working capital, capital expenditures, acquisition financing and for general corporate purposes.

(b)   The Borrower is not engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying margin stock, and less than 25% of the assets of the Borrower consists of margin stock. No part of the proceeds of any Loan or Letter of Credit will be used, directly or indirectly, to purchase or carry any margin stock or to extend credit for the purpose of purchasing or carrying any margin stock. If requested by the Administrative Agent, the Borrower will furnish a statement to the foregoing effect in conformity with the requirements of Federal Reserve Form U-1 to each Lender. Terms for which meanings are provided in Regulation U of the F.R.S. Board or any regulations substituted therefor, as from time to time in effect, are used in this Section with such meanings.

SECTION 7.8 Government Regulation. Neither the Borrower nor any Subsidiary nor any Unrestricted Subsidiary is an "investment company" within the meaning of the Investment Company Act of 1940, as amended, or a "holding company", or a "subsidiary company" of a "holding company", or an "affiliate" of a "holding company" or of a "subsidiary company" of a "holding company", within the meaning of the Public Utility Holding Company Act of 1935, as amended, or a "public utility" within the meaning of the Federal Power Act, as amended.

SECTION 7.9 Certain Contractual Obligations or Organic Documents. Neither the Borrower nor any Subsidiary is a party or subject to any Contractual Obligation or Organic Document which would reasonably be expected to have a Materially Adverse Effect.

SECTION 7.10 Taxes. The Borrower and all Subsidiaries have filed all material tax returns and reports required by law to have been filed by them and have paid all material taxes and governmental charges thereby shown to be owing, except any such taxes or charges which are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP have been set aside on their books.

SECTION 7.11 Employee Benefit Plans. Each Pension Plan complies in all material respects with all applicable requirements of law and regulations, and no "Reportable Event", such term being used herein with the meaning provided for it in section 4043 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), has occurred with respect to any Pension Plan which constitutes an Event of Default of the type described in Section 9.1.8. No steps have been taken to terminate any Pension Plan where the Unfunded Benefit Liabilities on the date of such termination or the date of the institution of such steps exceed $13,000,000, and neither the Borrower nor any Subsidiary or Unrestricted Subsidiary has withdrawn or partially withdrawn from any Multiemployer Plan or initiated steps to do so where as a result thereof the Borrower or Subsidiary or Unrestricted Subsidiary could be required to make withdrawal liability payments in excess of $13,000,000. No contribution failure has occurred with respect to any Pension Plan sufficient to give rise to a lien under section 302(f) of ERISA. Neither the Borrower nor any Subsidiary or Unrestricted Subsidiary has any contingent liability with respect to any post-retirement benefit under a Welfare Plan, other than liability for continuation coverage described in Part 6 of title I of ERISA, except as listed in the Borrower's financial statements included in its Annual Report on Form 10-K for the Fiscal Year ended

April 3, 2003 and any changes thereto occurring in the ordinary course of business consistent with past practices.

SECTION 7.12 Labor Controversies. There are no labor controversies pending or, to the best of the Borrower's knowledge, threatened against the Borrower or any Subsidiary, which would reasonably be expected to have a Materially Adverse Effect.

SECTION 7.13 Subsidiaries and Significant Subsidiaries. The Borrower has no Subsidiaries or Significant Subsidiaries except those identified in Item 2 ("Existing Subsidiaries and Significant Subsidiaries") of the Disclosure Schedule and those disclosed to the Agents and Lenders pursuant to Section 8.1.1(d). All Unrestricted Subsidiaries existing on the Effective Date are listed on Item 3 ("Unrestricted Subsidiaries") of the Disclosure Schedule.

SECTION 7.14 Intellectual Property. The Borrower owns and possesses or has a license or other right to use all such patents, patent rights, trademarks, trademark rights, trade names, trade name rights, service marks, service mark rights and copyrights as the Borrower considers necessary for the conduct of the businesses of the Borrower or Subsidiaries as now conducted without any infringement upon rights of others which would reasonably be expected to have a Materially Adverse Effect. There is no individual patent, patent license, trademark, trademark license, trade name, trade name license, copyright or copyright license used by the Borrower in the conduct of its business the loss of which would reasonably be expected to have a Materially Adverse Effect, except as may be disclosed in Item 4 ("Material Intellectual Property") of the Disclosure Schedule.

SECTION 7.15 Ownership of Properties; Liens. Each of Borrower and each Subsidiary has good and marketable title to or good leasehold interests in all of its material properties and assets, real and personal, of any nature whatsoever, free and clear of all Liens except as permitted pursuant to Section 8.2.2.

SECTION 7.16 Accuracy of Information. All factual information heretofore or contemporaneously furnished by the Borrower to the Agents or the Lenders in connection with execution and delivery of this Agreement and the various transactions contemplated hereby, to the best of the Borrower's knowledge, has been, and all other such factual information hereafter furnished by the Borrower to the Agents or the Lenders will be, true and accurate in every material respect on the date as of which such information is dated or certified and as of the date of execution and delivery of this Agreement and not incomplete by omitting to state any material fact necessary to make such information not misleading. All projections and pro forma financial information contained in any materials furnished by the Borrower or any Subsidiary to the Agents or the Lenders are based on good faith estimates and assumptions by the management of the Borrower or the applicable Subsidiary, it being recognized by the Agents and the Lenders, however, that projections and statements as to future events are not to be viewed as fact and that actual results during the period or periods covered by any such projections or statements may differ from the projected results and that the differences may be material.

SECTION 7.17 Solvency. Neither the Borrower nor any of the Significant Subsidiaries after giving effect to the execution, delivery and performance of this Agreement and the other Loan Documents and the consummation of the transactions contemplated hereby and thereby, is

(i) insolvent, (ii) engaged in business for which any property left with such entity is an unreasonably small capital or (iii) incurring debts beyond its ability to pay such debts as they mature. When used herein, "insolvent" means, with respect to any Person, that such Person has a financial condition such that the sum of such Person's debts is greater than the value, both at fair valuation and at present fair salable value, of such Person's property.

SECTION 7.18 Environmental Warranties. (a) All facilities and property (including underlying groundwater) owned or leased by the Borrower or any of its Subsidiaries have been, and continue to be, owned or leased by the Borrower and its Subsidiaries in material compliance with all Environmental Laws;

(b)   there have been no past, and there are no pending or threatened

(i)   claims, complaints, notices or requests for information received by the Borrower or any of its Subsidiaries with respect to any alleged violation of any Environmental Law that, singly or in the aggregate, would reasonably be expected to have a Materially Adverse Effect, or

(ii)   complaints, notices or inquiries to the Borrower or any of its Subsidiaries regarding potential liability under any Environmental Law that, singly or in the aggregate, would reasonably be expected to have a Materially Adverse Effect;

(c)   there have been no Releases of Hazardous Materials at, on or under any property now or previously owned or leased by the Borrower or any of its Subsidiaries that, singly or in the aggregate, have, or may reasonably be expected to have, a Materially Adverse Effect;

(d)   the Borrower and its Subsidiaries have been issued and are in material compliance with all permits, certificates, approvals, licenses and other authorizations relating to environmental matters and necessary for their businesses;

(e)   no property now or previously owned or leased by the Borrower or any of its Subsidiaries is listed or proposed for listing (with respect to owned property only) on the National Priorities List pursuant to CERCLA or, to the Borrower's best knowledge, on the CERCLIS or on any similar state list of sites requiring investigation or clean-up that, singly or in the aggregate, have, or may reasonably be expected to have, a Materially Adverse Effect;

(f)   there are no underground storage tanks, active or abandoned, including petroleum storage tanks, on or under any property now or previously owned or leased by the Borrower or any of its Subsidiaries that, singly or in the aggregate, have, or may reasonably be expected to have, a Materially Adverse Effect;

(g)   neither Borrower nor any Subsidiary has directly transported or directly arranged for the transportation of any Hazardous Material to any location which is listed or proposed for listing on the National Priorities List pursuant to CERCLA, on the CERCLIS or on any similar state list or which is the subject of federal, state or local enforcement actions or other investigations, which may lead to material claims against the Borrower or such Subsidiary thereof for any remedial work, damage to natural resources or personal injury, including claims under CERCLA that, singly or in the aggregate, have, or may reasonably be expected to have, a Materially Adverse Effect;

(h)   there are no polychlorinated biphenyls or friable asbestos present at any property now or previously owned or leased by the Borrower or any Subsidiary that, singly or in the aggregate, have, or may reasonably be expected to have, a Materially Adverse Effect; and

(i)   no conditions exist at, on or under any property now or previously owned or leased by the Borrower which, with the passage of time, or the giving of notice or both, would give rise to liability under any Environmental Law that, singly or in the aggregate, have, or may reasonably be expected to have, a Materially Adverse Effect.

SECTION 7.19 <u>Restrictions on or Relating to Subsidiaries</u>. There does not exist any encumbrance or restriction on the ability of any Subsidiary to (a) pay dividends or make any other distributions on its Capital Stock owned by the Borrower or any Subsidiary, or pay any Indebtedness owed to the Borrower or any Subsidiary, (b) make loans or advances to the Borrower or (c) transfer any of its assets or properties to the Borrower, except for such encumbrances or restrictions existing by reason of or under (i) applicable law and (ii) this Agreement or the other Loan Documents.

SECTION 7.20 <u>Issuance of Subordinated Debt; Status of Liabilities as Senior Indebtedness, etc.</u> The Borrower has the power and authority to incur its outstanding Subordinated Debt as provided for under the Subordinated Debt Documents applicable thereto and the Borrower and each Guarantor party thereto has duly authorized, executed and delivered the Subordinated Debt Documents applicable to such Subordinated Debt. The Borrower has issued, pursuant to due authorization, its outstanding Subordinated Debt under the applicable Subordinated Debt Documents, and each such Subordinated Debt Document constitutes the legal, valid and binding obligation of the Borrower and such Guarantor party thereto enforceable against the Borrower and such Guarantor party thereto in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and by principles of equity). The subordination provisions of the outstanding Subordinated Debt contained in the applicable Subordinated Debt Documents are enforceable against the holders of the Subordinated Debt by the holder of any "Senior Indebtedness" or similar term referring to the Liabilities (as defined in the Subordinated Debt Documents). All Liabilities, including those to pay principal of and interest (including post-petition interest, whether or not allowed as a claim under bankruptcy or similar laws) on the Loans and Reimbursement Obligations, and fees and expenses in connection therewith, constitute "Senior Indebtedness" or similar term relating to the Liabilities (as defined in the Subordinated Debt Documents) and all such Liabilities are entitled to the benefits of the subordination created by the Subordinated Debt Documents. The Borrower acknowledges that the Administrative Agent, each Lender and each Issuer is entering into this Agreement and is extending its Commitments in reliance upon the subordination provisions of the Subordinated Debt Documents.

ARTICLE VIII

COVENANTS

SECTION 8.1 Certain Affirmative Covenants. The Borrower agrees with the Agents and the Lenders that, until the Termination Date, the Borrower will perform the obligations set forth in this Section 8.1.

SECTION 8.1.1 Financial Information, etc. The Borrower will furnish, or will cause to be furnished, to the Administrative Agent and each Lender copies of the following financial statements, reports and information:

(a)   promptly when available and in any event within 90 days after the close of each Fiscal Year

(i)   a balance sheet at the close of such Fiscal Year, and statements of operations, of shareholders' equity and of cash flows for such Fiscal Year, of the Borrower and its Consolidated Subsidiaries (which can take the form of the financial information delivered pursuant to clause (a)(iv)) certified without Impermissible Qualification by independent public accountants of recognized standing selected by the Borrower and reasonably acceptable to the Administrative Agent,

(ii)   a Compliance Certificate calculated as of the close of such Fiscal Year,

(iii)   a projected financial statement of the Borrower and its Consolidated Subsidiaries for the following Fiscal Year, and

(iv)   the report filed by the Borrower with the SEC on Form 10-K for such Fiscal Year;

(b)   promptly when available and in any event within 45 days after the close of each of the first three Fiscal Quarters of each Fiscal Year

(i)   a balance sheet at the close of such Fiscal Quarter and statements of operations, of income and of cash flows for the period commencing at the close of the previous Fiscal Year and ending with the close of such Fiscal Quarter, of the Borrower and its Consolidated Subsidiaries certified by the chief accounting or financial Authorized Officer of the Borrower,

(ii)   a Compliance Certificate calculated as of the close of such Fiscal Quarter, and

(iii)   the report filed by the Borrower with the SEC on Form 10-Q for each such Fiscal Quarter;

(c)   promptly upon receipt thereof and upon request of the Administrative Agent or any Lender, copies of all management letters submitted to the Borrower by independent public accountants in connection with each annual or interim audit made by such accountants of the books of the Borrower or any Subsidiary;

(d)   promptly upon the incorporation or acquisition thereof, information regarding the creation or acquisition of any new Subsidiary;

(e)   promptly when available and in any event within ten days of publication, all material filings with the SEC; and

(f)   such other information with respect to the financial condition, business, property, assets, revenues and operations of the Borrower and Subsidiaries as the Administrative Agent or any Lender may from time to time reasonably request.

SECTION 8.1.2 Maintenance of Existences; Ownership of AMC Capital Stock; Asset Ownership. (a) Except as permitted by Sections 8.2.5 and 8.2.13, the Borrower will cause to be done at all times all things necessary to maintain and preserve the corporate (or partnership, as the case may be) existences of the Borrower and each Subsidiary, and to comply in all material respects with all applicable laws, rules, regulations and orders.

(b)   The Borrower will continue to own and hold directly, free and clear of all Liens other than Liens granted to the Administrative Agent for the benefit of the Lenders pursuant to the Loan Documents, legal and beneficial ownership of 100% of the outstanding shares of Capital Stock of AMC.

(c)   The Borrower shall cause at least 75% of the consolidated US assets of the Borrower and its Consolidated Subsidiaries to be owned legally and beneficially, free and clear of all Liens other than Liens permitted by Section 8.2.2, by the Borrower and the Guarantors.

SECTION 8.1.3 Foreign Qualification. The Borrower will, and will cause each Subsidiary to, cause to be done at all times all things necessary to be duly qualified to do business and in good standing as a foreign corporation in each jurisdiction where the nature of its business makes such qualification necessary and where the failure to so qualify would reasonably be expected to have a Materially Adverse Effect, and to comply in all material respects with all applicable laws, rules, regulations and orders.

SECTION 8.1.4 Payment of Taxes, etc. The Borrower will, and will cause each Subsidiary to, pay and discharge, prior to becoming delinquent, all federal, state and local taxes, assessments and other governmental charges or levies against or on any of its property, as well as claims of any kind which, if unpaid, might become a Lien in a material amount upon any of its properties; provided, however, that the foregoing shall not require the Borrower or any Subsidiary to pay or discharge any such tax, assessment, charge, levy or Lien so long as it shall contest the validity thereof in good faith by appropriate proceedings and shall set aside on its books adequate reserves in accordance with GAAP with respect thereto.

SECTION 8.1.5 Insurance. The Borrower will, and will cause each Subsidiary to, maintain or cause to be maintained, with a company or companies rated A- or better by A.M. Best and Company, insurance with respect to its properties and business against such casualties and contingencies and of such types and in such amounts as is customary in the case of similar businesses and in any event as required by applicable law and will, upon request of the Administrative Agent, furnish to the Administrative Agent at reasonable intervals a certificate of an Authorized Officer of the Borrower setting forth the nature and extent of all insurance maintained by the Borrower and its Subsidiaries in accordance with this Section. Without limiting the foregoing, all property, casualty and general liability insurance policies required pursuant to this Section shall name the Administrative Agent on behalf of the Secured Parties as mortgagee (in the case of property insurance) or additional insured (in the case of liability insurance), as applicable, and provide that no cancellation or modification of the policies will be made without at least thirty days' prior written notice to the Administrative Agent.

SECTION 8.1.6 Notice of Default, Litigation, etc. The Borrower will give prompt notice (with a description in reasonable detail) to the Administrative Agent and each Lender of:

(a)   the occurrence of any Default;

(b)   the occurrence of any litigation, arbitration or governmental investigation or proceeding previously not disclosed by the Borrower to the Lenders which has been instituted or, to the knowledge of the Borrower, is threatened against the Borrower or any Subsidiary or to which any of their respective properties is subject which if adversely determined would result in a liability to the Borrower or any Subsidiary not covered by such Borrower's or Subsidiary's insurers in excess of $13,000,000;

(c)   any material development which shall occur in any labor controversy, litigation, arbitration or governmental investigation or proceeding previously disclosed by the Borrower to the Lenders;

(d)   the occurrence of any event which would reasonably be expected to have a Materially Adverse Effect;

(e)   the occurrence of a Reportable Event under, or the institution of steps by the Borrower or any Subsidiary to terminate, any Pension Plan, or there is a partial or complete withdrawal (as described in ERISA section 4203 or 4205) by the Borrower or any Subsidiary from a Multiemployer Plan where as a result the Borrower or any Subsidiary could be liable for payments of $1,000,000 or more; and

(f)   the failure to make a required contribution to any Pension Plan if such failure is sufficient to give rise to a Lien under section 302(f) of ERISA, or the taking of any action with respect to a Pension Plan which could result in the requirement that the Borrower or any Subsidiary furnish a bond or other security to the PBGC or such Pension Plan.

SECTION 8.1.7 [INTENTIONALLY OMITTED]

SECTION 8.1.8 Books and Records. The Borrower will, and will cause each Subsidiary to, keep books and records reflecting all of its business affairs and transactions in accordance with GAAP and permit each Lender or any of its representatives, at reasonable times and intervals and as arranged through the chief financial officer or chief legal officer of the Borrower, to visit all of its offices, discuss its financial matters with its officers and independent accountants, examine (and, at the expense of the Borrower, photocopy extracts from) any of its books or other corporate records. The Borrower shall pay the reasonable fees of such accountants incurred in connection with the Administrative Agent's exercise of its rights pursuant to this Section.

SECTION 8.1.9 Future Guarantors, Security, etc. The Borrower will, and will cause each US Subsidiary that is a Significant Subsidiary to, execute any documents, Filing Statements, agreements and instruments, and take all further action (other than filing mortgages on real property) that may be required under applicable law, or that the Administrative Agent may reasonably request, in order to effectuate the transactions contemplated by the Loan Documents and in order to grant, preserve, protect and perfect the validity and first priority (subject to Liens permitted hereunder) of the Liens created or intended to be created by the Loan Documents. The Borrower will cause any subsequently acquired or organized US Subsidiary that is a Significant Subsidiary or any other Subsidiary guaranteeing any Subordinated Debt to execute a supplement to the Significant Subsidiary Guaranty and the Security Agreement (and any supplemental documents required to be executed thereunder) and each other applicable Security Document pursuant to which such Subsidiary grants to the Administrative Agent in favor of the Secured Parties a security interest in its Collateral. Such Liens will be created under the Loan Documents in form and substance reasonably satisfactory to the Administrative Agent, and the Borrower shall deliver or cause to be delivered to the Administrative Agent all such instruments and documents (including legal opinions and lien searches) as the Administrative Agent shall reasonably request to evidence compliance with this Section.

SECTION 8.1.10 Environmental Covenant. The Borrower will, and will cause each of its Subsidiaries to,

(a)   use and operate all of its facilities and properties in material compliance with all Environmental Laws, keep all necessary permits, approvals, certificates, licenses and other authorizations relating to environmental matters in effect and remain in material compliance therewith, and handle all Hazardous Materials in material compliance with all applicable Environmental Laws, except to the extent that such failure to use, operate, keep or handle would not, singly or in the aggregate, have, or reasonably be expected to have, a Materially Adverse Effect;

(b)   immediately notify the Administrative Agent and provide copies upon receipt of all material written claims, complaints, notices or inquiries relating to the condition of its facilities and properties or compliance with Environmental Laws, and shall promptly use its best efforts to cure and have dismissed with prejudice to the satisfaction of the Administrative Agent any material actions and proceedings relating to compliance with Environmental Laws; and

(c)   provide such information and certifications as the Administrative Agent may reasonably request from time to time to demonstrate compliance with this Section 8.1.10.

SECTION 8.2 Certain Negative Covenants. The Borrower agrees with the Agents and the Lenders that, until Termination Date, the Borrower will perform the obligations set forth in this Section 8.2.

SECTION 8.2.1 Indebtedness for Borrowed Money. The Borrower will not, and will not permit any Subsidiary to, incur or permit to exist any Indebtedness, except that the Borrower may, and may permit any Subsidiary to, incur or permit to exist any or all of the following:

>   (i) the Liabilities and Guaranties thereof;

>   (ii) Subordinated Debt;

>   (iii) Indebtedness of the Borrower, any Wholly-Owned Subsidiary of the Borrower or any Guarantor owing to the Borrower, any Wholly-Owned Subsidiary of the Borrower or any Guarantor;

>   (iv) Indebtedness outstanding on the Effective Date and listed on Item 5 of the Disclosure Schedule and refinancings thereof, provided that the principal or stated amount of such Indebtedness is not increased to an amount in excess of that outstanding on the Effective Date (as such amount may be reduced in accordance with its terms following the Effective Date) as the result of any such refinancing;

>   (v) Indebtedness permitted as Investments under Section 8.2.10(v) or (x);

>   (vi) Interest Rate Protection Obligations relating to Indebtedness of such Person (which Indebtedness is otherwise permitted to exist by this Section 8.2.1) to the extent the notional principal amount of such Interest Rate Protection Obligations does not exceed the principal amount of Indebtedness to which such Interest Rate Obligations relate;

>   (vii) contingent Indebtedness represented by Guaranties permitted under Section 8.2.11;

>   (viii) Capitalized Lease Obligations;

>   (ix) Currency Hedging Obligations relating to arrangements to protect the Borrower from fluctuations in currency exchange rates; and

>   (x) Indebtedness of the Borrower or Subsidiaries to Persons other than the Borrower or any Subsidiary not otherwise described in clauses (i) through (ix) in an aggregate principal amount not to exceed $125,000,000 at any one time outstanding.

SECTION 8.2.2 Liens. The Borrower will not, and will not permit any Subsidiary to, create, incur, assume or suffer to exist any Lien upon any of its property or assets, whether now owned or hereafter acquired, except that the Borrower may, and may permit any Subsidiary to, create, incur or suffer to exist any or all of the following:

(a)   Liens in favor of the Administrative Agent and the Lenders under the Security Documents to secure the Liabilities;

(b)   Liens which were granted prior to the Effective Date in (and only in) assets identified in Item 6 ("Liens") of the Disclosure Schedule;

(c)   Liens in (and only in) stock or assets permitted to be acquired under the terms of this Agreement granted to secure Indebtedness incurred or assumed at the time of such acquisition (or within one year thereof) or incurred to finance the acquisition of such stock or assets, provided that, in either case, such Indebtedness is permitted under Section 8.2.1(x);

(d)   statutory and common law banker's Liens and rights of setoff on bank deposits;

(e)   Liens for taxes, assessments or other governmental charges or levies not at the time delinquent or thereafter payable without penalty or being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP shall have been set aside on its books;

(f)   Liens of carriers, warehousemen, mechanics, materialmen and landlords incurred in the ordinary course of business for sums not overdue or being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP have been set aside on its books;

(g)   non-material Liens incurred in the ordinary course of business in connection with worker's compensation, unemployment insurance or other forms of governmental insurance or benefits, or to secure performance of tenders, statutory obligations, leases and contracts (other than for borrowed money) entered into in the ordinary course of business or to secure obligations on surety or appeal bonds;

(h)   judgment Liens in existence less than 30 days after the entry thereof or with respect to which execution has been stayed or the payment of which is covered in full (subject to a customary deductible) by insurance maintained with insurance companies of the type specified in Section 8.1.5;

(i)   Liens existing on any assets at the date of acquisition of such assets, which assets are permitted to be acquired under the terms of this Agreement and are acquired after the Effective Date;

(j)   Liens granted to secure Indebtedness incurred to refinance any Indebtedness (other than Subordinated Debt) secured by Liens permitted by clauses (b), (c) and (i) of this Section 8.2.2 (provided that such Indebtedness is not increased as the result of such refinancing and that such Liens attach only to the same assets subject to Lien prior to the refinancing);

(k)   Liens on assets other than Collateral (excluding assets that would otherwise constitute Collateral but for the purchase-money security interests thereon) granted to secure Indebtedness permitted by Section 8.2.1(x) or in connection with Capitalized Lease Obligations or operating leases; and

(l)   Zoning restrictions, easements, licenses, covenants, reservations, utility company rights, restrictions on the use of real property or minor irregularities of title incident thereto which do not in the aggregate materially detract from the value of the property or assets of the Borrower and its Subsidiaries taken as a whole, or materially impair the operation of their business, taken as a whole.

SECTION 8.2.3 Financial Condition. The Borrower will not permit:

(a)   the Total Leverage Ratio at the end of any Fiscal Quarter to exceed 4.0:1;

(b)   the Interest Coverage Ratio at the end of any Fiscal Quarter to be less than 1.75:1; and

(c)   the Senior Leverage Ratio at the end of any Fiscal Quarter to exceed 2.75:1.

SECTION 8.2.4 Take or Pay Contracts. The Borrower will not, and will not permit any Subsidiary to, enter into or be a party to any arrangement for the purchase of materials, supplies, other property or services if such arrangement by its express terms requires that payment be made by the Borrower or such Subsidiary regardless of whether such materials, supplies, other property or services are delivered or furnished to it.

SECTION 8.2.5 Consolidation, Merger, etc. The Borrower will not, and will not permit any Subsidiary to, consolidate with or merge into or with any other Person, or Dispose (including by way of sell and lease back) of all or substantially all of its assets to any Person, without prior written consent of the Required Lenders, except: (a) the Disposition of all or substantially all of the assets of a Subsidiary to a Guarantor, to a Wholly-Owned Subsidiary or to the Borrower; (b) the consolidation with or merger into a Guarantor, a Wholly-Owned Subsidiary or the Borrower of any Subsidiary, provided that such Guarantor, Wholly-Owned Subsidiary or the Borrower is the survivor of such consolidation or merger, or, in the case of mergers or consolidations involving Subsidiaries and Wholly-Owned Subsidiaries or Guarantors, the surviving entity of such consolidation or merger thereupon becomes a Guarantor or Wholly-Owned Subsidiary; (c) non-Wholly-Owned Subsidiaries may merge or consolidate with each other as long as the survivor continues to be a Subsidiary and as long as the resulting economic ownership of such survivor on a consolidated basis is equal to or greater than the sum of the consolidated economic ownership of the non-Wholly-Owned Subsidiaries prior to such merger or consolidation; and (d) the Disposition of all or substantially all of the assets of a Subsidiary (other than a Significant Subsidiary) as long as such Disposition is an "Asset Sale" permitted pursuant to the provisions of Section 8.2.13.

SECTION 8.2.6 Modification, etc. of Subordinated Debt. The Borrower will not amend any term or provision, including any subordination provision, covenant, event of default or right of acceleration or any sinking fund provision or term of required repayment or redemption (except any amendment which extends the date or reduces the amount of any required repayment or redemption), contained in or applicable to any Instrument evidencing or applicable to any

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Subordinated Debt of the Borrower or any Significant Subsidiary, if such amendment would cause such Subordinated Debt not to be "Subordinated Debt" pursuant to the definition of "Subordinated Debt" hereunder.

SECTION 8.2.7 <u>Transactions with Affiliates</u>. The Borrower will not, and will not permit any Subsidiary to, enter into, or cause, suffer or permit to exist any transaction, arrangement or contract with any of its Affiliates (except for Guarantors and Wholly-Owned Subsidiaries) which is on terms which are not on an arm's-length basis.

SECTION 8.2.8 <u>Limitation on Restricted Payments</u>. The Borrower will not, and will not permit any of its Subsidiaries to, declare or make a Restricted Payment (other than Restricted Payments made by Subsidiaries to the Borrower or Wholly-Owned Subsidiaries); <u>provided</u>, that so long as no Default has occurred and is continuing or would result therefrom (and after giving pro forma effect to the making of such Restricted Payment) the Borrower and its Subsidiaries may make any or all of the following Restricted Payments:

> (a)   the payment of cash dividends on the Existing Preferred Stock;

> (b)   the repurchase of Capital Stock or Subordinated Debt, if such repurchase is completed through the issuance of Capital Stock or new Subordinated Debt;

> (c)   the repurchase of company granted stock awards or options necessary to satisfy obligations attributable to tax withholding;

> (d)   Restricted Payments not otherwise permitted under <u>clauses (a)</u> through <u>(c)</u> over the term of this Agreement in an amount up to $289,845,000; and

> (e)   Restricted Payments not otherwise permitted under <u>clauses (a)</u> through <u>(d)</u> in an amount not to exceed over the term of this Agreement (i) $150,000,000 <u>plus</u> (ii) the Available Amount.

SECTION 8.2.9 <u>Inconsistent Agreements</u>. The Borrower will not, and will not permit any Subsidiary to, enter into any agreement containing any provision which would be violated or breached by any borrowing by the Borrower hereunder or by the performance by the Borrower or any Subsidiary of their respective obligations hereunder or under any other Loan Document. The Borrower will not, and will not permit any Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Subsidiary to (a) pay dividends or make other distributions on its Capital Stock owned by the Borrower or any Subsidiary, or pay any Indebtedness owed to the Borrower or any Subsidiary, (b) make loans or advances to the Borrower or (c) transfer any of its assets or properties to the Borrower, except for such encumbrances or restrictions existing by reason of or under (i) applicable law and (ii) this Agreement or the other Loan Documents.

SECTION 8.2.10 <u>Investments</u>. The Borrower will not, and will not permit any Subsidiary to, make any Investment in any Person, except (without duplication) that the Borrower may, and may permit any Subsidiary to, make (without duplication) any or all of the following:

(i)   Investments outstanding on the Effective Date as set forth in Item 7 ("Investments") on the Disclosure Schedule;

(ii)   advances or extensions of credit on terms customary in the industry in the form of accounts or other receivables incurred or pre-paid film rentals, and loans and advances made in settlement of such accounts receivable, all in the ordinary course of business on a basis consistent with past practice;

(iii)   Investments in the Borrower, any Guarantor or any Wholly-Owned Subsidiary of the Borrower;

(iv)   any Investment in Cash Equivalents, provided that, in the case of all of the foregoing obligations, they mature within 12 months of the date of purchase (unless required to mature earlier pursuant to the definition of "Cash Equivalents");

(v)   so long as no Default has occurred and is continuing or would result from such Investment, Investments by the Borrower or any Subsidiary of the Borrower in another Person, if (x) as a result of such Investment (A) such other Person becomes a Wholly-Owned Subsidiary of the Borrower or a Guarantor or (B) such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all of its assets to, the Borrower or a Wholly-Owned Subsidiary of the Borrower or a Guarantor and (y) such other Person is engaged substantially only in the lines of business permitted under Section 8.2.12;

(vi)   loans or advances to employees of the Borrower or any Subsidiary in the ordinary course of their businesses, consistent with past practices, not to exceed $1,000,000 in aggregate amount at any time outstanding;

(vii)   refundable construction advances made with respect to the construction of motion picture exhibition theatres in the ordinary course of business on a basis consistent with past practice;

(viii)   so long as immediately before or after giving effect thereto, no Default shall have occurred and be continuing, Investments consisting of International Assets in Permitted Joint Ventures; provided, that the aggregate net book value of all International Assets contributed by the Borrower and its Subsidiaries to any Permitted Joint Venture, plus (without duplication) the amount of Net Cash Proceeds generated from any Asset Sale permitted under Section 8.2.13(c), shall not exceed $150,000,000 either individually or in the aggregate;

(ix)   Investments made using Capital Stock of the Borrower and or the Subsidiaries; and

(x)   other Investments in an amount not exceeding in the aggregate from January 1, 2004, the sum of (A) $150,000,000 plus (or minus if a negative number) (B) the Available Amount plus (C) the aggregate Net Cash Proceeds from the issuance or sale of Capital Stock (excluding Disqualified Stock) of the Borrower to any Person (other than a Subsidiary) from January 1, 2004 to the date of determination plus (D) with respect to any such Investment made after January 1, 2004, an amount equal to the lesser of the return of cash with respect to any such Investment and the initial amount of such Investment, in either case, less the cost of disposition of such Investment; provided that in the event the Borrower or any of its Subsidiaries makes an Investment in any Person under this clause, and after the date of making such Investment, such Person becomes a Guarantor, such Investment will be reclassified as having been incurred under clause (iii) of this Section and the amount invested in such Investment will become available for incurrence under this clause at such time.

SECTION 8.2.11 Guaranties. Except as described in Item 8 ("Guaranties") of the Disclosure Schedule, neither the Borrower nor any Subsidiary will enter into any Guaranty prior to the Termination Date, except that the Borrower and any Subsidiary may enter into any or all of the following (subject, in the case of Guaranties of Indebtedness of the Borrower, to Section 8.2.14):

     (i)   Guaranties relating to (x) operating lease obligations on which the Borrower or any Subsidiary or Unrestricted Subsidiary of the Borrower is lessee, (y) Capitalized Lease Obligations on which the Borrower or any Subsidiary is lessee and (z) Capitalized Lease Obligations of any Unrestricted Subsidiary relating to leased property in service outside the United States;

     (ii)   Guaranties of operating obligations of any Subsidiary or Unrestricted Subsidiary, such as construction agreements in connection with a theater;

     (iii)   any Significant Subsidiary Guaranty;

     (iv)   Guaranties by the Borrower or its Subsidiaries not to exceed $50,000,000 in aggregate amount at any time outstanding;

     (v)   contingent obligations arising or existing as the result of the Disposition of theatres; and

     (vi)   Guaranties by any Subsidiary of Subordinated Debt permitted to be incurred hereunder; provided that all such Guaranties of Subordinated Debt shall be subordinated to the Liabilities to the same extent such Subordinated Debt is subordinated to the Liabilities.

SECTION 8.2.12 Business Activities. The Borrower will not, and will not permit any Subsidiary to, engage in any type of business except the theatrical exhibition, media, communications, leisure, and entertainment industries; specialty retailing and food service as they relate to the theater exhibition business; real estate and related services related to or necessary to support the aforementioned activities; and Investments in Permitted Joint Ventures.

SECTION 8.2.13 Asset Sales. (a) The Borrower shall not, and shall not permit any Subsidiary to, engage in any Asset Sale (x) unless at least 85% of the consideration received by the Borrower or such Subsidiary from such Asset Sale is in cash or Cash Equivalents, (y) unless the consideration received by the Borrower or such Subsidiary is at least equal to the Fair Market Value of the Capital Stock or assets Disposed of in such Asset Sale and (z) if and to the extent

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that the aggregate Net Cash Proceeds from all Asset Sales from and after January 1, 2004 would be in excess of $100,000,000; provided, that (i) clauses (a)(x) and (a)(y) of this Section shall not apply to any Asset Sale where the Fair Market Value of the Capital Stock or assets Disposed of in such Asset Sale is less than $5,000,000, (ii) clause (a)(z) of this Section shall not apply to any Asset Sale if the assets Disposed of in such Asset Sale are contemporaneously leased back to the Borrower or the applicable Subsidiary on fair market terms (whether pursuant to an operating lease or a lease giving rise to Capitalized Lease Obligations), (iii) this clause (a) shall not apply to sales of Capital Stock of Subsidiaries and (iv) clauses (a)(x) and (a)(z) of this Section, shall not apply to like kind exchanges of theatres for other theatres or property.

(b)   The Net Cash Proceeds of each Asset Sale shall, to the extent not invested in activities permitted by Section 8.2.12, be applied pursuant to Section 2.2.2(b) (subject to the proviso to the first sentence thereof).

(c)   Notwithstanding the provisions of Sections 2.2.2(b) and 8.2.13(a), the Borrower shall be permitted to engage in one or more Asset Sales in which the assets Disposed of in such Asset Sale consist of the Borrower's National Cinema Network business or the International Assets and any such Asset Sale shall not be considered as an Asset Sale for purposes of determining whether the $100,000,000 limitation in clause (a)(z) of this Section has been exceeded.

SECTION 8.2.14 Limitation on Issuances of Guaranties of Indebtedness. The Borrower will not permit any Subsidiary, directly or indirectly, to guaranty, assume or in any other manner become liable with respect to any Indebtedness of the Borrower unless (i) such Subsidiary simultaneously executes and delivers to the Administrative Agent a Guaranty of the Liabilities (accompanied by certified resolutions, an incumbency certificate and an opinion of counsel, as to the due execution and delivery of such Guaranty by such Subsidiary and as to the enforceability of such Guaranty against such Subsidiary, all in form and substance similar to those delivered pursuant to Sections 6.1.1 and 6.1.3 and reasonably satisfactory to the Administrative Agent) on the same terms as the Guaranty of such Indebtedness except that if such Indebtedness is by its terms subordinated to the Liabilities, any such assumption, Guaranty or other liability of such Subsidiary with respect to such Indebtedness shall be subordinated to such Subsidiary's assumption, Guaranty or other liability with respect to the Liabilities to the same extent as such Indebtedness is subordinated to the Liabilities and (ii) such Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Borrower or any other Subsidiary as a result of any payment by such Subsidiary under such Guaranty of the Liabilities; provided that a Subsidiary shall not have to execute a Guaranty under this Section if it has already executed a counterpart to the Significant Subsidiary Guaranty and such Subsidiary's obligations thereunder are then in effect.

SECTION 8.2.15 Restrictive Agreements. The Borrower will not, and will not permit any of its Subsidiaries to, enter into any agreement prohibiting (i) the creation or assumption of any Lien upon its properties, revenues or assets, whether now owned or hereafter acquired or (ii) the ability of Borrower and its Subsidiaries to amend or modify this Agreement or any other Loan Document. The foregoing prohibitions shall not apply to leasehold interests or other real property assets or any restrictions contained (A) in any Loan Document or (B) in the case of clause (i), any agreement governing any (x) Indebtedness permitted by Section 8.2.1(viii) as to the assets financed with the proceeds of such Indebtedness, (y) in Instruments creating or relating to Indebtedness permitted by Section 8.2.1(x) secured by Liens permitted under Section 8.2.2(k) or (z) Subordinated Debt.

SECTION 8.2.16 Fiscal Year. The Borrower will not change its Fiscal Year.

ARTICLE IX

EVENTS OF DEFAULT

SECTION 9.1 Events of Default. The term "Event of Default" shall mean each of the following events:

SECTION 9.1.1 Non-Payment of Liabilities. The Borrower shall default in the payment or prepayment when due of any principal of any Loan, the Borrower shall default in the payment when due of any Reimbursement Obligation under any Letter of Credit, or the Borrower shall default (and such default shall continue unremedied for a period of three Business Days) in the payment when due, whether at stated maturity, by acceleration or otherwise, of interest on any Loan, of any commitment fee, Letter of Credit fee, fronting fee or of any other Liability.

SECTION 9.1.2 Non-Performance of Certain Covenants. The Borrower shall default in the performance and observance of any of its obligations under Section 8.1.2(b) or (c), 8.1.9 or 8.2.

SECTION 9.1.3 Non-Performance of Other Obligations. Any Loan Party shall default in the due performance and observance of any other agreement contained herein or in any other Loan Document, and such default shall continue unremedied for a period of 30 days after notice thereof shall have been given to the Borrower by the Administrative Agent or any Lender.

SECTION 9.1.4 Bankruptcy, Insolvency, etc. The Borrower or any Guarantor shall become insolvent or generally fail to pay, or admit in writing its inability to pay, debts as they become due; or the Borrower or any Guarantor shall apply for, consent to, or acquiesce in, the appointment of a trustee, receiver, sequestrator or other custodian for the Borrower or such Guarantor or any property of any thereof, or make a general assignment for the benefit of creditors; or, in the absence of such application, consent or acquiescence, a trustee, receiver, sequestrator or other custodian shall be appointed for the Borrower or any Guarantor or for a substantial part of the property of any thereof and not be discharged within 60 days; or any bankruptcy, reorganization, debt arrangement, or other case or proceeding under any bankruptcy or insolvency law, or any dissolution, winding up or liquidation proceeding, shall be commenced in respect of the Borrower or any Guarantor, and, if such case or proceeding is not commenced by the Borrower or such Guarantor, such case or proceeding shall be consented to or acquiesced in by the Borrower or such Guarantor or shall result in the entry of an order for relief or shall remain for 60 days undismissed; or the Borrower or any Guarantor shall take any corporate action to authorize, or in furtherance of, any of the foregoing.

SECTION 9.1.5 <u>Certain Defaults on other Indebtedness, Leases or Preferred Stock</u>. Any of the following shall occur:

(i) the failure to pay any Indebtedness of the Borrower or any Subsidiary in a principal amount exceeding $5,000,000 at the maturity thereof;

(ii) any default shall continue without being cured or waived (so long as such cure or waiver did not involve any payment of principal of Indebtedness or amounts other than previously-contracted dividends or distributions with respect to any preferred stock) for a period of time sufficient to permit acceleration of Indebtedness or require an offer to purchase or defease such Indebtedness to be made, prior to its expressed maturity or mandatory redemption of preferred stock of the Borrower or any of its Subsidiaries or any other Loan Party having a principal or stated amount, individually or in the aggregate, in excess of $5,000,000, or a default shall occur in the performance or observance of any obligation or condition with respect to such Indebtedness or preferred stock if the effect of such default is to accelerate the maturity or cause the redemption of any such Indebtedness or preferred stock in excess of $5,000,000;

(iii) any default under the terms applicable to any lease of the Borrower or any Subsidiary with aggregate remaining lease payments exceeding $13,000,000 which results in the loss of use of the property subject to such lease or any default (that is not cured or waived or if cured or waived involved the payment of an amount in excess of $13,000,000) under the terms applicable to any such lease of the Borrower or Subsidiary with aggregate remaining lease payments exceeding $50,000,000; or

(iv) any default shall occur that enables the holders of any preferred stock to appoint any additional members of the board of directors (or similar governing body) of, or vote on or consent to any matter (except as expressly provided otherwise by law) concerning, the Borrower or any Subsidiary.

SECTION 9.1.6 <u>Change in Control</u>. Any Change in Control shall occur.

SECTION 9.1.7 <u>Breach of Warranty</u>. Any warranty of the Borrower in any Loan Document or in any writing furnished after the date of this Agreement by or on behalf of the Borrower to the Lenders for the purposes of or in connection with this Agreement is or shall be incorrect in any material respect when made, and the Borrower shall not have taken corrective measures with respect thereto satisfactory to the Required Lenders within 30 days after notice thereof to the Borrower by the Administrative Agent or any Lender.

SECTION 9.1.8 <u>ERISA</u>. Any of the following events shall occur:

(i) Any Pension Plan shall be terminated (or steps shall be instituted to effect such termination), but only if such Pension Plan has any Unfunded Benefit Liabilities at the date of such termination or the date of the institution of such steps, as the case may be, in excess of $13,000,000.

(ii) The Borrower or any Subsidiary or Unrestricted Subsidiary shall withdraw or partially withdraw from a Multiemployer Plan (or shall institute steps to effect such withdrawal or partial withdrawal), if as a result thereof the Borrower or any Subsidiary could be required to make withdrawal liability payments in excess of $13,000,000 in the aggregate.

(iii)   Any Reportable Event (other than any Reportable Event as to which the requirement of giving notice to the PBGC within 30 days has been waived) shall occur with respect to a Pension Plan, and there shall exist a liability or obligation of the Borrower or any Subsidiary in excess of $13,000,000 with respect to such Reportable Event.

(iv)   A contribution failure occurs with respect to any Pension Plan sufficient to give rise to a lien under section 302(f) of ERISA securing an obligation in excess of $13,000,000.

SECTION 9.1.9 Judgments. A final judgment to the extent not covered by insurance that, with other such outstanding final judgments against the Borrower and its Subsidiaries exceeds an aggregate of $5,000,000 shall be rendered against the Borrower or any Subsidiary and if (a) an enforcement proceeding shall have been commenced by any creditor upon such judgment or order or (b) within 60 days after entry thereof, such judgment shall not have been discharged or otherwise satisfied or execution thereof stayed pending appeal, or if, within 60 days after the expiration of any such stay, such judgment shall not have been discharged or otherwise satisfied.

SECTION 9.1.10 Loan Documents. Any Loan Document shall cease to be in full force and effect or the Borrower or any other Loan Party shall assert in writing that such Loan Document or any term thereof is not the legal, valid and binding obligation of any Loan Party that is a party thereto.

SECTION 9.1.11 Impairment of Security, etc. Any Lien granted under a Loan Document shall (except in accordance with its terms), in whole or in part, terminate, cease to be effective or cease to be the legally valid, binding and enforceable obligation of any Loan Party thereto; any Loan Party or any other party shall, directly or indirectly, contest in any manner such effectiveness, validity, binding nature or enforceability; or, except as permitted under any Loan Document, any Lien securing any Liability shall, in whole or in part, cease to be a perfected first priority Lien (subject to inchoate Liens and Liens permitted under any Loan Document).

SECTION 9.1.12 Failure of Subordination. Unless otherwise waived or consented to by the Administrative Agent, the Lenders and the Issuer in writing, the subordination provisions relating to any Subordinated Debt (the "Subordination Provisions") shall fail to be enforceable by the Administrative Agent, the Lenders and the Issuer in accordance with the terms thereof, or the monetary Liabilities shall fail to constitute "Senior Indebtedness" (or similar term) referring to the Liabilities; or the Borrower or any of its Subsidiaries shall, directly or indirectly, disavow or contest in any manner (i) the effectiveness, validity or enforceability of any of the Subordination Provisions, (ii) that the Subordination Provisions exist for the benefit of the Administrative Agent, the Lenders and the Issuer or (iii) that all payments of principal of or premium and interest on the Subordinated Debt, or realized from the liquidation of any property of any Loan Party, shall be subject to any of such Subordination Provisions.

SECTION 9.2 Action if Bankruptcy. If any Event of Default described in Section 9.1.4 shall occur, the Commitments (if not theretofore terminated) shall automatically terminate and the outstanding principal amount of all outstanding Loans and all other Liabilities shall automatically be and become immediately due and payable, and the Borrower shall become immediately obligated to Cash Collateralize an amount equal to the Stated Amount of all Letters of Credit then outstanding, without notice or demand.

SECTION 9.3 Action if Other Event of Default. If any Event of Default (other than an Event of Default described in Section 9.1.4) shall occur for any reason, whether voluntary or involuntary, and be continuing, the Administrative Agent, upon the direction of the Required Lenders shall, without notice or demand, declare all or any portion of the outstanding principal amount of the Loans to be due and payable and any or all other Liabilities to be due and payable and/or the Commitments (if not theretofore terminated) to be terminated, whereupon the full unpaid amount of such Loans and any and all other Liabilities which shall be so declared due and payable shall be and become immediately due and payable, and the Borrower shall become immediately obligated to deliver to the Issuer in accordance with Section 4.7 cash collateral in an amount equal to the Stated Amount of all Letters of Credit then outstanding, without further notice, demand, or presentment and/or, as the case may be, the Commitments shall terminate.

ARTICLE X

THE AGENTS

SECTION 10.1 Actions. Each Lender hereby appoints Scotia Capital as Administrative Agent under and for purposes of this Agreement and each other Loan Document. Each Lender authorizes the Administrative Agent to act on behalf of such Lender under this Agreement and any other Loan Document and, in the absence of other written instructions from the Required Lenders received from time to time by the Administrative Agent (with respect to which the Administrative Agent agrees that it will, subject to the last two sentences of this Section, comply in good faith except as otherwise advised by counsel), to exercise such powers hereunder and thereunder as are specifically delegated to or required of the Administrative Agent by the terms hereof and thereof, together with such powers as may be reasonably incidental thereto. The parties hereto acknowledge that the Documentation Agent has no responsibilities in its capacity as Agent pursuant to any Loan Document. Each Lender agrees (which agreement shall survive any termination of this Agreement) to indemnify each Agent, pro rata according to such Lender's Percentage, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses, or disbursements of any kind or nature whatsoever which may at any time be imposed on, incurred by, or asserted against such Agent in any way relating to or arising out of this Agreement, the Notes or any other Loan Document, including the reimbursement of such Agent for all reasonable out-of-pocket expenses (including reasonable attorneys' fees) and the reasonably allocated costs of in-house counsel and legal staff incurred by such Agent hereunder or in connection herewith or in enforcing the Liabilities of the Borrower under this Agreement or any other Loan Document, in all cases as to which such Agent is not reimbursed by the Borrower; provided that no Lender shall be liable for the payment of any portion of such liabilities, losses, damages, penalties, actions, judgments, suits, costs, expenses, or disbursements determined by a court of competent jurisdiction in a final proceeding to have resulted solely from such Agent's gross negligence or willful misconduct. The Administrative Agent shall not be required to take any action hereunder or under any other Loan Document, or to prosecute or defend any suit in respect of this Agreement or any other Loan Document, unless it is indemnified to its satisfaction by the Lenders against loss, costs, liability, and expense. If any indemnity in favor of the Administrative Agent shall become impaired, it may call for additional indemnity and cease to do the acts indemnified against until such additional indemnity is given. If the Administrative Agent has received indemnification payments from the Borrower and/or the Lenders in an amount equal to the full amount of all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements specified in the third sentence of this Section 10.1 with respect to a particular matter, then, to the extent any indemnification payments made by the Lenders pursuant to this Section 10.1 are subsequently recovered from the Borrower with respect to such matter, the Administrative Agent will promptly refund such previously paid indemnity payments to the Lenders, without interest.

SECTION 10.2 Funding Reliance, etc. Unless the Administrative Agent shall have been notified in writing by any Lender by 3:00 p.m. on the Business Day prior to a Borrowing that such Lender will not make available the amount which would constitute its Percentage of such Borrowing on the date specified therefor, the Administrative Agent may assume that such Lender has made such amount available to the Administrative Agent and, in reliance upon such assumption, make available to the Borrower a corresponding amount. If and to the extent that such Lender shall not have made such amount available to the Administrative Agent, such Lender and the Borrower severally agree to repay the Administrative Agent forthwith on demand such corresponding amount together with interest thereon, for each day from the date the Administrative Agent made such amount available to the Borrower to the date such amount is repaid to the Administrative Agent, at the interest rate applicable at the time to Loans comprising such Borrowing (in the case of the Borrower) and (in the case of a Lender), at the Federal Funds Rate (for the first two Business Days after which such amount has not been repaid), and thereafter at the interest rate applicable to Loans comprising such Borrowing. If the Borrower is required to repay any amount pursuant to this Section, the Borrower shall be subrogated to all rights of the Administrative Agent with respect to the Lender's failure to make such amount available, and any rights against such Lender shall survive any assignment by such Lender under Section 11.11.

SECTION 10.3 Exculpation. None of the Agents nor any of their respective directors, officers, employees, or agents shall be liable to any Lender for any action taken or omitted to be taken by it under this Agreement or any other Loan Document, or in connection herewith or therewith, except for actions or omissions to act which are determined by a court of competent jurisdiction in a final proceeding to have resulted solely from such Agent's own willful misconduct or gross negligence, nor responsible for any recitals or warranties herein or therein, nor for the effectiveness, enforceability, validity, or due execution of this Agreement or any other Loan Document, nor for the creation, perfection or priority of any Liens purported to be created by any Loan Document, or the validity, enforceability, existence, value or sufficiency of any Collateral, nor to make any inquiry respecting the performance by the Borrower of its obligations hereunder or thereunder. Each Agent shall be entitled to rely upon advice of counsel concerning legal matters and upon any notice, consent, certificate, statement, or writing which they believe to be genuine and to have been presented by a proper Person.

SECTION 10.4 Successor. Each Agent may resign as such at any time upon at least 30 days' prior notice to the Borrower and all Lenders. If the Documentation Agent resigns, no successor shall be appointed. If the Administrative Agent at any time shall resign, the Required Lenders may appoint another Lender as a successor Administrative Agent which shall thereupon become the Administrative Agent hereunder. If no successor Administrative Agent shall have been so appointed by the Required Lenders, and shall have accepted such appointment, within 30 days after the retiring Administrative Agent's giving notice of resignation, then the retiring Administrative Agent may, on behalf of the Lenders, appoint a successor Administrative Agent, which shall be one of the Lenders or a commercial banking institution organized under the laws of the United States and having a combined capital and surplus of at least $500,000,000. Upon the acceptance of any appointment as Administrative Agent hereunder by a successor Administrative Agent, such successor Administrative Agent shall be entitled to receive from the retiring Administrative Agent such documents of transfer and assignment as such successor Administrative Agent may reasonably request, and shall thereupon succeed to and become vested with all rights, powers, privileges, and duties of the retiring Administrative Agent, and the retiring Administrative Agent shall be discharged from its duties and obligations under this Agreement, other than liabilities that have accrued prior to the appointment of such successor Administrative Agent. After any retiring Administrative Agent's resignation hereunder as Administrative Agent, the provisions of this Article X and Section 11.3 shall continue to inure to its benefit as to any action taken or omitted to be taken by it while it was Administrative Agent hereunder.

SECTION 10.5 Loans by the Agents. Each Agent shall have the same rights and powers with respect to (i) the Loans made by it or any of its Affiliates, and (ii) the Notes held by it or any of its Affiliates as any Lender and may exercise the same as if it were not an Agent. Each Agent and its Affiliates may accept deposits from, lend money to, and generally engage in any kind of business with, the Borrower or any Subsidiary or Affiliate of the Borrower as if such Agent was not an Agent hereunder.

SECTION 10.6 Credit Decisions. Each Lender acknowledges that it has, independently of the Agents and the other Lenders, and based on the financial information referred to in Section 7.4 and such other documents, information, and investigations as it has deemed appropriate, made its own credit decision to extend its Commitment. Each Lender also acknowledges that it will, independently of the Agents and the other Lenders, and based on such other documents, information, and investigations as it shall deem appropriate at any time, continue to make its own credit decisions as to exercising or not exercising from time to time any rights and privileges available to it under this Agreement or any other Loan Document.

SECTION 10.7 Copies, etc. The Administrative Agent shall give prompt notice to each Lender of each notice or request required or permitted to be given to the Administrative Agent by the Borrower pursuant to the terms of this Agreement (unless concurrently delivered to the Lenders by the Borrower). The Administrative Agent will distribute to each Lender each Instrument received for its account and copies of all other communications received by the Administrative Agent from the Borrower for distribution to the Lenders by the Administrative

Agent in accordance with the terms of this Agreement (unless concurrently delivered to the Lenders by the Borrower).

SECTION 10.8 Other Agents. Notwithstanding anything else to the contrary contained in this Agreement or any other Loan Document, neither the Co-Documentation Agent or the Syndication Agent, in their respective capacities as such, shall have any duties or responsibilities under this Agreement or any other Loan Document nor any fiduciary relationship with any Lender, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or otherwise exist against the Co-Documentation Agents or the Syndication Agent, as applicable, in such capacity except as are explicitly set forth herein or in the other Loan Documents.

ARTICLE XI

MISCELLANEOUS

SECTION 11.1 Waivers, Amendments, etc. The provisions of each Loan Document (other than Rate Protection Agreements and each Fee Letter (which documents may be amended or otherwise modified in accordance with the terms thereof)) may from time to time be amended, modified or waived, if such amendment, modification or waiver is in writing and consented to by the Borrower and the Required Lenders; provided, however, that no such amendment, modification or waiver shall:

(a)   modify this Section or change or waive any provision of Section 3.8 requiring pro rata treatment of the Lenders, or the sharing of payments by all Lenders, in each case without the consent of all Lenders;

(b)   increase the aggregate amount of any Loans required to be made by a Lender pursuant to its Commitments or extend the final Commitment Termination Date of Loans made by a Lender, in each case without the consent of such Lender (it being agreed, however, that any vote to rescind any acceleration made pursuant to Section 9.2 and Section 9.3 of amounts owing with respect to the Loans and other Liabilities shall only require the vote of the Required Lenders);

(c)   reduce the principal amount of or rate of interest on any Lender's Loan, reduce any fees payable to any Lender or extend the date on which interest or fees are payable in respect of such Lender's Loans, in each case without the consent of such Lender;

(d)   reduce the percentage set forth in the definition of "Required Lenders" or modify any requirement hereunder that any particular action be taken by all Lenders without the consent of all Lenders;

(e)   increase the Stated Amount of any Letter of Credit or extend the Stated Expiry Date of any Letter of Credit unless consented to by the Issuer of such Letter of Credit;

(f) except as otherwise expressly provided in a Loan Document, release (i) the Borrower from its Liabilities under the Loan Documents or any Guarantor from its obligations under the Significant Subsidiary Guaranty or (ii) all or substantially all of the Collateral, in each case without the consent of all Lenders; or

(g) affect adversely the interests, rights or obligations of any Agent (in its capacity as Agent) or the Issuer (in its capacity as Issuer), unless consented to by the such Agent or the Issuer, as the case may be.

No failure or delay on the part of any Secured Party in exercising any power or right under any Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such power or right preclude any other or further exercise thereof or the exercise of any other power or right. No notice to or demand on any Loan Party in any case shall entitle it to any notice or demand in similar or other circumstances. No waiver or approval by any Secured Party under any Loan Document shall, except as may be otherwise stated in such waiver or approval, be applicable to subsequent transactions. No waiver or approval hereunder shall require any similar or dissimilar waiver or approval thereafter to be granted hereunder.

SECTION 11.2 <u>Notices</u>. All notices and other communications provided to any party hereto under this Agreement or any other Loan Document shall be in writing or by facsimile and addressed, delivered or transmitted to it at its address or facsimile number set forth (x) in the case of the Borrower, below its signature hereto and (y) in the case of any Agent, the Issuer or any Lender, below its name on <u>Schedule I</u> hereto or in an Assignment Agreement or, in any case, at such other address or facsimile number as may be designated by such party in a notice to the other parties. Any notice, if mailed and properly addressed with postage prepaid or if properly addressed and sent by pre-paid courier service, shall be deemed given when received; any notice, if transmitted by facsimile, shall be deemed given when transmitted.

SECTION 11.3 <u>Costs and Expenses</u>. The Borrower agrees to pay all reasonable expenses of the Administrative Agent for the structuring and syndication of the credit facilities set forth in this Agreement, for the negotiation, preparation, execution, and delivery of this Agreement and each other Loan Document, including schedules and exhibits (including the allocated costs and expenses of in-house counsel and legal staff), and any amendments, waivers, consents, supplements, or other modifications to this Agreement or any other Loan Document as may from time to time hereafter be required (including the reasonable fees and expenses of counsel for the Administrative Agent from time to time incurred in connection therewith and the allocated costs of in-house counsel and legal staff), whether or not the transactions contemplated hereby are consummated, and all costs in connection with the perfection and administration of any Lien granted pursuant to any Loan Document, and to pay all expenses of the Administrative Agent (including reasonable fees and expenses of counsel to the Administrative Agent and the allocated costs of in-house counsel and legal staff) incurred in connection with the preparation and review of the form of any Instrument relevant to this Agreement or any other Loan Document and the consideration of legal questions relevant hereto and thereto or to any restructuring or "work-out" of any Liabilities. The Borrower also agrees to reimburse each Lender upon demand for all reasonable out-of-pocket expenses (including attorneys' fees and legal expenses and allocated costs of in-house counsel and legal staff) incurred by such Lender in enforcing the obligations of any Loan Party under this Agreement or any other Loan Document.

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SECTION 11.4 Indemnification. In consideration of the execution and delivery of this Agreement by each Lender and the extension of the Commitments, the Borrower hereby indemnifies, exonerates and holds the Issuer, each Agent and each Lender and each of their respective officers, directors, employees, and agents (the "Lender Parties") free and harmless from and against any and all actions, causes of action, suits, losses, costs, liabilities and damages, and expenses actually incurred in connection therewith (irrespective of whether such Lender Party is a party to the action for which indemnification hereunder is sought), including reasonable attorneys' fees and disbursements (the "Indemnified Liabilities"), incurred by the Lender Parties or any of them as a result of, or arising out of, or relating to

> (i) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of any Loan or Letter of Credit;

> (ii) the entering into and performance of this Agreement and any other Loan Document by any of the Lender Parties; or

> (iii) any investigation, litigation, or proceeding related to any acquisition or proposed acquisition by the Borrower or any Subsidiary of all or any portion of the stock or all or substantially all the assets of any Person, whether or not such Agent or such Lender is party thereto,

except for any such Indemnified Liabilities arising for the account of a particular Lender Party by reason of the relevant Lender Party's breach of this Agreement or of any Loan Document or gross negligence or willful misconduct, and if and to the extent that the foregoing undertaking may be unenforceable for any reason, the Borrower hereby agrees to make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law.

SECTION 11.5 Survival. The obligations of the Borrower under Sections 5.4, 5.5, 11.3, and 11.4, and the obligations of the Lenders under Section 10.1, shall in each case survive the Termination Date. The representations and warranties made by each Loan Party in this Agreement and in each other Loan Document shall survive the execution and delivery of this Agreement and each such other Loan Document.

SECTION 11.6 Severability. Any provision of this Agreement or any other Loan Document which is prohibited or unenforceable in any jurisdiction shall, as to such provision and such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Agreement or such Loan Document or affecting the validity or enforceability of such provision in any other jurisdiction.

SECTION 11.7 Headings. The various headings of this Agreement and of each other Loan Document are inserted for convenience only and shall not affect the meaning or interpretation of this Agreement or such other Loan Document or any provisions hereof or thereof.

SECTION 11.8 Execution in Counterparts; Effectiveness. This Agreement may be executed by the parties hereto in several counterparts, each of which shall be deemed to be an original and all of which shall constitute together but one and the same agreement. This

Agreement shall become effective when counterparts hereof executed on behalf of the Borrower and each Lender (or notice thereof satisfactory to the Administrative Agent) shall have been lodged with the Administrative Agent and notice thereof shall have been given by the Administrative Agent to the Borrower and each Lender.

SECTION 11.9 <u>Governing Law; Entire Agreement</u>. **THIS AGREEMENT, THE NOTES AND EACH OTHER LOAN DOCUMENT SHALL EACH BE DEEMED TO BE A CONTRACT MADE UNDER AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF NEW YORK. THIS AGREEMENT, THE NOTES AND THE OTHER LOAN DOCUMENTS CONSTITUTE THE ENTIRE UNDERSTANDING AMONG THE PARTIES HERETO WITH RESPECT TO THE SUBJECT MATTER HEREOF AND SUPERSEDE ANY PRIOR AGREEMENTS, WRITTEN OR ORAL, WITH RESPECT THERETO.**

SECTION 11.10 <u>Successors and Assigns</u>. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns; <u>provided</u>, <u>however</u>, that (i) the Borrower may not assign or transfer its rights or obligations hereunder without the prior written consent of the Administrative Agent and all Lenders and (ii) the rights of sale, assignment, participation and transfer by the Lenders are subject to <u>Section 11.11</u>.

SECTION 11.11 <u>Sale and Transfer of Credit Extensions; Participations in Credit Extensions; Notes</u>. Each Lender may assign, or sell participations in, its Loans, Letters of Credit and Commitments to one or more other Persons in accordance with the terms set forth below.

(a)   Subject to <u>clause (b)</u>, any Lender may assign to one or more Eligible Assignees all or a portion of its rights and obligations under the Loan Documents (including all or a portion of its Commitments and the Loans at the time owing to it); <u>provided</u> that:

(i)   except in the case of (A) an assignment of the entire remaining amount of the assigning Lender's Commitments and the Loans at the time owing to it or (B) an assignment to a Lender, an Affiliate of a Lender or an Approved Fund with respect to a Lender, the aggregate amount of the Commitments (which for this purpose includes Loans outstanding thereunder) or principal outstanding balance of the Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment Agreement with respect to such assignment is delivered to the Administrative Agent) shall not be less than $5,000,000, unless the Administrative Agent and, so long as no Event of Default has occurred and is continuing, the Borrower, otherwise consent;

(ii)   each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender's rights and obligations under this Agreement with respect to the Loans and the Commitments assigned; and

(iii)   the parties to each assignment shall execute and deliver to the Administrative Agent a Assignment Agreement, together with a processing and recordation fee of $3,500 (which shall not be reimbursable by the Borrower) and if the Eligible Assignee is not already Lender, administrative details information with respect to such Eligible Assignee and applicable tax forms.

(b)   Any assignment proposed pursuant to clause (a) to any Person shall be subject to the prior written approval of (i) the Administrative Agent (not to be unreasonably withheld), (ii) the Issuer and (iii) so long as no Event of Default has occurred and is continuing on the date such assignment is to become effective, the Borrower. If the consent of the Borrower to an assignment or to an Eligible Assignee is required hereunder (including a consent to an assignment which does not meet the minimum assignment thresholds specified in this Section), the Borrower shall be deemed to have given its consent ten Business Days after the date notice thereof has been delivered by the assigning Lender (through the Administrative Agent) to the Borrower, unless such consent is expressly refused by the Borrower prior to such tenth Business Day.

(c)   Subject to acceptance and recording thereof by the Administrative Agent pursuant to clause (d), from and after the effective date specified in each Assignment Agreement, (i) the Eligible Assignee thereunder shall (if not already a Lender) be a party hereto and, to the extent of the interest assigned by such Assignment Agreement, have the rights and obligations of a Lender under the Loan Documents, and (ii) the assigning Lender thereunder shall (subject to Section 11.5) be released from its obligations under the Loan Documents, to the extent of the interest assigned by such Assignment Agreement (and, in the case of a Assignment Agreement covering all of the assigning Lender's rights and obligations under the Loan Documents, such Lender shall cease to be a party hereto, but shall (as to matters arising prior to the effectiveness of the Assignment Agreement) continue to be entitled to the benefits of any provisions of the Loan Documents which by their terms survive the termination of this Agreement); provided that in the event any such assigning Lender is in default of any of its obligations under this Agreement, such assignment and release from its obligations under this Agreement as set forth in this clause shall not release such assigning Lender from any claims the Borrower may have against such Lender as a result of such Lender's default. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with the terms of this Section shall be treated for purposes of the Loan Documents as a sale by such Lender of a participation in such rights and obligations in accordance with clause (e).

(d)   The Administrative Agent shall record each assignment made in accordance with this Section in the Register pursuant to clause (b) of Section 3.2. The Register shall be available for inspection by the Borrower and any Lender, at any reasonable time upon reasonable prior notice to the Administrative Agent.

(e)   Any Lender may, without the consent of, or notice to, any Person, sell participations to one or more Persons (other than individuals) (a "Participant") in all or a portion of such Lender's rights or obligations under the Loan Documents (including all or a portion of its Commitments or the Loans owing to it); provided that, (i) such Lender's obligations under the Loan Documents shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Borrower, the Administrative Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under the Loan Documents. Any agreement or instrument pursuant to which a Lender sells a participation shall provide that such Lender shall retain the sole right to enforce the rights and remedies of a Lender under the Loan Documents and to approve any amendment, modification or waiver of any provision of the Loan Documents; provided that, such agreement or instrument may provide that such Lender will not, without the consent of the Participant, take any action of the type described in clauses (a) through (d) or clause (f) of Section 11.1 with respect to Liabilities participated in by that Participant. Subject to clause (f), the Borrower agrees that each Participant shall be entitled to the benefits of Sections 3.7, 3.8, 3.9, 3.10, 5.4 and 5.5 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to clause (c).

(f)   A Participant shall not be entitled to receive any greater payment under Sections 3.7, 3.8, 3.9, 3.10, 5.4 and 5.5 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower's prior written consent. A Participant that would be a non-U.S. Lender if it were a Lender shall not be entitled to the benefits of Section 3.10 unless the Borrower is notified of the participation sold to such Participant and such Participant agrees, for the benefit of the Borrower, to comply with the requirements set forth in Section 3.10 as though it were a Lender. Any Lender that sells a participating interest in any Loan, Commitment or other interest to a Participant under this Section shall indemnify and hold harmless the Borrower and the Administrative Agent from and against any taxes, penalties, interest or other costs or losses (including reasonable attorneys' fees and expenses) incurred or payable by the Borrower or the Administrative Agent as a result of the failure of the Borrower or the Administrative Agent to comply with its obligations to deduct or withhold any Taxes from any payments made pursuant to this Agreement to such Lender or the Administrative Agent, as the case may be, which Taxes would not have been incurred or payable if such Participant had been a non-U.S. Lender that was entitled to deliver to the Borrower, the Administrative Agent or such Lender, and did in fact so deliver, a duly completed and valid Form W-8BEN or W-8ECI (or applicable successor form) entitling such Participant to receive payments under this Agreement without deduction or withholding of any United States federal taxes.

(g)   Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank; provided that, no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

(h)   In the event that S&P or Moody's, shall, after the date that any Person becomes a Lender, downgrade the long-term certificate of deposit ratings of such Lender, and the resulting ratings shall be below BBB- or Baa3, respectively, or the equivalent,

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then the Borrower and the Issuer shall each have the right, but not the obligation, upon notice to such Lender and the Administrative Agent, to replace such Lender with an Eligible Assignee or a financial institution (a "Replacement Lender") acceptable to the Borrower, the Administrative Agent and the Issuer (such consents not to be unreasonably withheld or delayed; provided that no such consent shall be required if the Replacement Lender is an existing Lender), and upon any such downgrading of any Lender's long-term certificate of deposit rating, such Lender hereby agrees to transfer and assign (in accordance with this Section) all of its Commitments and other rights and obligations under the Loan Documents (including Reimbursement Obligations) to such Replacement Lender; provided that, (i) such assignment shall be without recourse, representation or warranty (other than that such Lender owns the Commitments, Loans and Notes being assigned, free and clear of any Liens) and (ii) the purchase price paid by the Replacement Lender shall be in the amount of such Lender's Loans and its Percentage of outstanding Reimbursement Obligations, together with all accrued and unpaid interest and fees in respect thereof, plus all other amounts (other than the amounts (if any) demanded and unreimbursed under Sections 3.10, which shall be paid by the Borrower), owing to such Lender hereunder. Upon any such termination or assignment, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of, and subject to the obligations of, any provisions of the Loan Documents which by their terms survive the termination of this Agreement.

SECTION 11.12 Other Transactions. Nothing contained herein shall preclude any Agent or any other Lender from engaging in any transaction, in addition to those contemplated by this Agreement or any other Loan Document, with the Borrower or any of its Affiliates in which the Borrower or such Affiliate is not restricted hereby from engaging with any other Person.

SECTION 11.13 Collateral. Each of the Lenders represents to the Agents and each of the other Lenders that it in good faith is not relying upon any "margin stock" (as defined in Regulation U of the F.R.S. Board) as collateral in the extension or maintenance of the credit provided for in this Agreement.

SECTION 11.14 Waiver of Jury Trial. **THE AGENTS, THE LENDERS AND THE BORROWER HEREBY KNOWINGLY, VOLUNTARILY, AND INTENTIONALLY WAIVE ANY RIGHTS THEY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN), OR ACTIONS OF THE AGENTS, THE LENDERS, OR THE BORROWER. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE AGENTS AND THE LENDERS ENTERING INTO THIS AGREEMENT.**

SECTION 11.15 Forum Selection and Consent to Jurisdiction. ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, ANY LOAN DOCUMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN) OR ACTIONS OF THE ADMINISTRATIVE AGENT, THE LENDERS, ANY ISSUER OR THE BORROWER IN

CONNECTION HEREWITH OR THEREWITH MAY BE BROUGHT AND MAINTAINED IN THE COURTS OF THE STATE OF NEW YORK OR IN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK OR THE STATE OF MISSOURI; <u>PROVIDED</u> THAT, ANY SUIT SEEKING ENFORCEMENT AGAINST ANY COLLATERAL OR OTHER PROPERTY MAY BE BROUGHT, AT THE ADMINISTRATIVE AGENT'S OPTION, IN THE COURTS OF ANY JURISDICTION WHERE SUCH COLLATERAL OR OTHER PROPERTY MAY BE FOUND. THE BORROWER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS BY REGISTERED MAIL, POSTAGE PREPAID, OR BY PERSONAL SERVICE WITHIN OR WITHOUT THE STATE OF NEW YORK AT THE ADDRESS FOR NOTICES SPECIFIED IN <u>SECTION 11.2</u>. THE BORROWER HEREBY EXPRESSLY AND IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION WHICH IT MAY HAVE OR HEREAFTER MAY HAVE TO THE LAYING OF VENUE OF ANY SUCH LITIGATION BROUGHT IN ANY SUCH COURT REFERRED TO ABOVE AND ANY CLAIM THAT ANY SUCH LITIGATION HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. TO THE EXTENT THAT THE BORROWER HAS OR HEREAFTER MAY ACQUIRE ANY IMMUNITY FROM JURISDICTION OF ANY COURT OR FROM ANY LEGAL PROCESS (WHETHER THROUGH SERVICE OR NOTICE, ATTACHMENT PRIOR TO JUDGMENT, ATTACHMENT IN AID OF EXECUTION OR OTHERWISE) WITH RESPECT TO ITSELF OR ITS PROPERTY, THE BORROWER HEREBY IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW SUCH IMMUNITY IN RESPECT OF ITS OBLIGATIONS UNDER THE LOAN DOCUMENTS. Nothing herein shall limit the right of the Administrative Agent or any Lender to bring proceedings against the Borrower in the courts of any other jurisdiction.

SECTION 11.16 <u>Confidentiality</u>. Each Lender and Agent agrees (on behalf of itself and each of its subsidiaries, affiliates, directors, officers, employees and representatives) to use reasonable precautions to keep confidential, in accordance with customary procedures for handling confidential information of this nature and in accordance with safe and sound banking practices, any non-public information supplied to it by the Borrower pursuant to this Agreement which is identified by the Borrower as being confidential at the time the same is delivered to the Lenders or the Agents, <u>provided</u> that nothing herein shall limit the disclosure of any such information (i) to the extent required by statute, rule, regulation or judicial process, (ii) to counsel for any of the Lenders or Agents, (iii) to bank examiners, auditors, accountants or other professional advisors, (iv) to the Agents or any other Lender, (v) in connection with any litigation to which any one or more of the Lenders is a party, (vi) to any director, officer, employee, subsidiary or affiliate of any Lender, (vii) to any Assignee (or prospective Assignee), so long as such Person agrees in writing to be bound by the terms of this <u>Section 11.16</u> and (viii) if required or appropriate in any report, statement or testimony submitted to any governmental authority having or claiming to have jurisdiction over such Lender or Agent; and provided finally that in no event shall any Lender or Agent be obligated or required to return any materials furnished by the Borrower.

SECTION 11.17 <u>USA PATRIOT Act Notice</u>. Each Lender and the Administrative Agent (for itself and not on behalf of any Lender) hereby notifies the Borrower that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the "<u>Act</u>"), it is required to obtain, verify and record information that identifies the

Borrower, which information includes the name and address of the Borrower and other information that will allow such Lender or the Administrative Agent, as applicable, to identify the Borrower in accordance with the Act.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the day and year first above written.

AMC ENTERTAINMENT INC.

By /s/ Craig R. Ramsey
   Name: Craig R. Ramsey
   Title: Executive Vice President and
       Chief Financial Officer

Address: 920 Main Street
Kansas City, Missouri 64105
Facsimile No.: (816) 480-2517
Attention: Craig R. Ramsey,
Executive Vice President & Chief Financial Officer

THE BANK OF NOVA SCOTIA, as
Administrative Agent, as an Issuer and as a Lender

By /s/ Vincent J. Fitzgerald
   Name: Vincent J. Fitzgerald
   Title: Authorized Signatory

CITICORP NORTH AMERICA, INC., as
Co-Documentation Agent and as a Lender

By /s/ Robert H. Chen
   Name: Robert H. Chen
   Title: Vice President

GENERAL ELECTRIC CAPITAL
CORPORATION, as Co-Documentation Agent and
as a Lender

By /s/ W. Jerome McDermott
   Name: W. Jerome McDermot
   Title: Duly Authorized Signatory

BANK OF AMERICA, N.A., as Syndication Agent
and as a Lender

By /s/ Peter D. Griffith
   Name: Peter D. Griffith
   Title: Managing Director

THE BANK OF NEW YORK, as a Lender

By /s/ Robert B. Lerner
      Name: Robert B. Lerner
      Title: Vice President

CREDIT INDUSTRIEL ET COMMERCIAL,
as a Lender

By /s/ Anthony Rock /s/ Marcus Edward
   Name: Anthony Rock   Marcus Edward
   Title: Vice President   Vice President

UNION BANK OF CALIFORNIA, N.A.,
as a Lender

By /s/ Richard Vian
   Name: Richard Vian
   Title: Assistant Vice President

Lenders

THE BANK OF NOVA SCOTIA   Commitment Percentage
                $30,000,000 17.14285714%

Domestic Office:

New York Agency
One Liberty Plaza
New York, NY 10006
Attention: Peter Colletta
Telephone: (212) 225-5069
Facsimile: (212) 225-5145

LIBOR Office:

New York Agency
One Liberty Plaza
New York, NY 10006
Attention: Peter Colletta
Telephone: (212) 225-5069
Facsimile: (212) 225-5145

For Credit Information:

Ian Hodgart
New York Agency
One Liberty Plaza
New York, NY 10006
Telephone: (212) 225-5079
Facsimile: (212) 225-5355

CITICORP NORTH AMERICA, INC.	Commitment	Percentage
	$30,000,000	17.14285714%

Domestic Office:

2 Penns Way
Suite 110
New Castle, DE 19720
Attention: Annemarie Pavco
Telephone: (302) 894-6010
Facsimile: (212) 994-0849

LIBOR Office:

2 Penns Way
Suite 110
New Castle, DE 19720
Attention: Annemarie Pavco
Telephone: (302) 894-6010
Facsimile: (212) 994-0849

For Credit Information:

Tammy Koch
Vice President
390 Greenwich Street
New York, NY 10013
Telephone: (212) 723-6950
Facsimile: (212) 723-8547

GENERAL ELECTRIC CAPITAL	Commitment	Percentage
CORPORATION	$30,000,000	17.14285714%

Domestic Office:

Corporate Financial Services
201 Merritt 7
P.O. Box 5201
Norwalk, CT 06856-5201
Attention: Shuaib Butt
Telephone: (203) 229-5796
Facsimile: (203) 229-5789

LIBOR Office:

Corporate Financial Services
201 Merritt 7
P.O. Box 5201
Norwalk, CT 06856-5201
Attention: Shuaib Butt
Telephone: (203) 229-5796
Facsimile: (203) 229-5789

For Credit Information:

Robert Kelly
Corporate Financial Services
201 Merritt 7
P.O. Box 5201
Norwalk, CT 06856-5201

BANK OF AMERICA, N.A.

	Commitment	Percentage
	$30,000,000	17.14285714%

Domestic Office:

1850 Gateway Boulevard
Concord, CA 94520
Attention: Gardelyn O. Jayme
Telephone: (925) 675-7184
Facsimile: (888) 969-9252

LIBOR Office:

1850 Gateway Boulevard
Concord, CA 94520
Attention: Gardelyn O. Jayme
Telephone: (925) 675-7184
Facsimile: (888) 969-9252

For Credit Information:

Laura L. Clark
Associate
100 North Tryon Street
NC1-007-13-06
Charlotte, NC 28255
Telephone: (704) 386-6415
Facsimile: (704) 409-0564

THE BANK OF NEW YORK

	Commitment	Percentage
	$15,000,000	8.571428571%

Domestic Office:

One Wall Street
New York, NY 10286
Attention: Dorothy Fowler
Telephone: (212) 635-7294
Facsimile: (212) 635-8679

LIBOR Office:

One Wall Street
New York, NY 10286
Attention: Dorothy Fowler
Telephone: (212) 635-7294
Facsimile: (212) 635-8679

For Credit Information:

Robert Leener
Vice President
One Wall Street
New York, NY 10286
Telephone: (212) 635-8606
Facsimile: (212) 635-8593

CREDIT INDUSTRIEL ET COMMERCIAL	Commitment	Percentage
	$15,000,000	8.571428571%

Domestic Office:

520 Madison Avenue
36th Floor
New York, NY 10022
Attention: Laura Carosi
Telephone: (212) 715-4541
Facsimile: (212) 715-4477

LIBOR Office:

520 Madison Avenue
36th Floor
New York, NY 10022
Attention: Laura Carosi
Telephone: (212) 715-4541
Facsimile: (212) 715-4477

For Credit Information:

Anthony Rock
Vice President
520 Madison Avenue
37th Floor
New York, NY 10022
Telephone: (212) 715-4666
Facsimile: (212) 715-4535

UNION BANK OF CALIFORNIA, N.A.   Commitment   Percentage
                                         $25,000,000   14.285714286%

Domestic Office:

445 South Figueroa Street
Los Angeles, CA 90071
Attention: Shirley Davis
Telephone: (323) 720-2870
Facsimile: (323) 720-2252

LIBOR Office:

445 South Figueroa Street
Los Angeles, CA 90071
Attention: Shirley Davis
Telephone: (323) 720-2870
Facsimile: (323) 720-2252

For Credit Information:

Craig Cappai
Vice President
445 South Figueroa Street
Los Angeles, CA 90071
Telephone: (213) 236-7517
Facsimile: (213) 236-6823

FORM OF NOTE

$[_____]   _____ __, 2004

FOR VALUE RECEIVED, AMC Entertainment Inc., a Delaware corporation (the "Borrower"), promises to pay to the order of [Name of Lender] (the "Lender") on the Stated Maturity Date the principal sum of [_____] ($[_____]) or, if less, the aggregate unpaid principal amount of all Loans shown on the schedule attached hereto (and any continuation thereof) made (or continued) by the Lender pursuant to that certain Second Amended and Restated Credit Agreement, dated as of March 26, 2004 (amending and restating the Amended and Restated Credit Agreement, dated as of April 10, 1997, and as further amended, supplemented, amended and restated or otherwise modified from time to time, the "Credit Agreement"), among the Borrower, the various financial institutions and other Persons from time to time parties thereto (including the Lender), Citicorp of North America, Inc. and General Electric Capital Corporation, as Co-Documentation Agents, Bank of America, N.A., as Syndication Agent, and The Bank of Nova Scotia, as Administrative Agent. Terms used in this Note, unless otherwise defined herein, have the meanings provided in the Credit Agreement.

The Borrower also promises to pay interest on the unpaid principal amount hereof from time to time outstanding from the date hereof until maturity (whether by acceleration or otherwise) and, after maturity, until paid, at the rates per annum and on the dates specified in the Credit Agreement.

Payments of both principal and interest are to be made in Dollars in same day or immediately available funds to the account designated by the Administrative Agent pursuant to the Credit Agreement.

This Note is one of the Notes referred to in, and evidences Indebtedness incurred under, the Credit Agreement, to which reference is made for a description of the security for this Note and for a statement of the terms and conditions on which the Borrower is permitted and required to make prepayments and repayments of principal of the Indebtedness evidenced by this Note and on which such Indebtedness may be declared to be immediately due and payable.

All parties hereto, whether as makers, endorsers or otherwise, severally waive presentment for payment, demand, protest and notice of dishonor.

THIS NOTE HAS BEEN DELIVERED IN NEW YORK, NEW YORK AND SHALL BE DEEMED TO BE A CONTRACT MADE UNDER AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF NEW YORK (INCLUDING FOR SUCH PURPOSE SECTIONS 5-1401 AND 5-1402 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK).

AMC ENTERTAINMENT INC.

By:_____
    Title:

LOANS AND PRINCIPAL PAYMENTS

Date	Amount of Loan Made		Interest Period	Amount of Principal Repaid		Unpaid Principal Balance		Notation Made By
	Alternate Base Rate	Fixed Rate		Alternate Base Rate	Fixed Rate	Alternate Base Rate	Fixed Rate	
							Total	

FORM OF NOTE

$[_____]   _____ __, 2004

FOR VALUE RECEIVED, AMC Entertainment Inc., a Delaware corporation (the "Borrower"), promises to pay to the order of [Name of Lender] (the "Lender") on the Stated Maturity Date the principal sum of [_____] ($[_____]) or, if less, the aggregate unpaid principal amount of all Loans shown on the schedule attached hereto (and any continuation thereof) made (or continued) by the Lender pursuant to that certain Second Amended and Restated Credit Agreement, dated as of March 26, 2004 (amending and restating the Amended and Restated Credit Agreement, dated as of April 10, 1997, and as further amended, supplemented, amended and restated or otherwise modified from time to time, the "Credit Agreement"), among the Borrower, the various financial institutions and other Persons from time to time parties thereto (including the Lender), Citicorp of North America, Inc. and General Electric Capital Corporation, as Co-Documentation Agents, Bank of America, N.A., as Syndication Agent, and The Bank of Nova Scotia, as Administrative Agent. Terms used in this Note, unless otherwise defined herein, have the meanings provided in the Credit Agreement.

The Borrower also promises to pay interest on the unpaid principal amount hereof from time to time outstanding from the date hereof until maturity (whether by acceleration or otherwise) and, after maturity, until paid, at the rates per annum and on the dates specified in the Credit Agreement.

Payments of both principal and interest are to be made in Dollars in same day or immediately available funds to the account designated by the Administrative Agent pursuant to the Credit Agreement.

This Note is one of the Notes referred to in, and evidences Indebtedness incurred under, the Credit Agreement, to which reference is made for a description of the security for this Note and for a statement of the terms and conditions on which the Borrower is permitted and required to make prepayments and repayments of principal of the Indebtedness evidenced by this Note and on which such Indebtedness may be declared to be immediately due and payable.

All parties hereto, whether as makers, endorsers or otherwise, severally waive presentment for payment, demand, protest and notice of dishonor.

17204821

THIS NOTE HAS BEEN DELIVERED IN NEW YORK, NEW YORK AND SHALL BE DEEMED TO BE A CONTRACT MADE UNDER AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF NEW YORK (INCLUDING FOR SUCH PURPOSE SECTIONS 5-1401 AND 5-1402 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK).

AMC ENTERTAINMENT INC.

By:_____
    Title:

EXHIBIT E

LOANS AND PRINCIPAL PAYMENTS

Date	Amount of Loan Made		Interest Period	Amount of Principal Repaid		Unpaid Principal Balance			Notation Made By
	Alternate Base Rate	Fixed Rate		Alternate Base Rate	Fixed Rate	Alternate Base Rate	Fixed Rate	Total	

17204782

FORM OF SIGNIFICANT SUBSIDIARY GUARANTY

     This SIGNIFICANT SUBSIDIARY GUARANTY (as amended, supplemented, amended and restated or otherwise modified from time to time, this "Guaranty"), dated as of March 26, 2004 is made by each Subsidiary of AMC ENTERTAINMENT INC., a Delaware corporation (the "Borrower"), from time to time party hereto pursuant to Section 8.1.9 of the Credit Agreement (each individually, a "Guarantor" and, collectively, the "Guarantors"), in favor of THE BANK OF NOVA SCOTIA, as administrative agent (in such capacity, together with its successor(s) thereto in such capacity, the "Administrative Agent") for each of the Secured Parties (capitalized terms used herein have the meanings set forth in or incorporated by reference in Article I).

W I T N E S S E T H:

     WHEREAS, pursuant to a Credit Agreement, dated as of March 26, 2004 (as amended, supplemented, amended and restated or otherwise modified from time to time, the "Credit Agreement"), among the Borrower, the Lenders, Citicorp of North America, Inc. and General Electric Capital Corporation, as Co-Documentation Agents, Bank of America, N.A., as Syndication Agent and the Administrative Agent, the Lenders and the Issuer have extended Commitments to make Extensions of Credit to the Borrower; and

     WHEREAS, as a condition precedent to the making of the Extensions of Credit under the Credit Agreement, each Guarantor is required to execute and deliver this Guaranty; and

     NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Guarantor agrees, for the benefit of each Secured Party, as follows:

ARTICLE I
DEFINITIONS

SECTION 1.1. Certain Terms. The following terms (whether or not underscored) when used in this Guaranty, including its preamble and recitals, shall have the following meanings (such definitions to be equally applicable to the singular and plural forms thereof):

     "Administrative Agent" is defined in the preamble.

     "Borrower" is defined in the preamble.

     "Credit Agreement" is defined in the first recital.

     "Guarantor" and "Guarantors" are defined in the preamble.

     "Guaranty" is defined in the preamble.

SECTION 1.2. <u>Credit Agreement Definitions</u>. Unless otherwise defined herein or the context otherwise requires, terms used in this Guaranty, including its preamble and recitals, have the meanings provided in the Credit Agreement.

ARTICLE II
GUARANTY PROVISIONS

SECTION 2.1. <u>Guaranty</u>. Each Guarantor hereby jointly and severally absolutely, unconditionally and irrevocably

(a) guarantees the full and punctual payment when due, whether at stated maturity, by required prepayment, declaration, acceleration, demand or otherwise, of all Liabilities of each Loan Party now or hereafter existing, whether for principal, interest (including interest accruing at the then applicable rate provided in the Credit Agreement after the occurrence of any Default set forth in Section 9.1.4 of the Credit Agreement, whether or not a claim for post-filing or post-petition interest is allowed under applicable law following the institution of a proceeding under bankruptcy, insolvency or similar laws), fees, Reimbursement Obligations, expenses or otherwise (including all such amounts which would become due but for the operation of the automatic stay under Section 362(a) of the United States Bankruptcy Code, 11 U.S.C. §362(a), and the operation of Sections 502(b) and 506(b) of the United States Bankruptcy Code, 11 U.S.C. §502(b) and §506(b)); and

(b) indemnifies and holds harmless each Secured Party for any and all costs and expenses (including reasonable attorneys' fees and expenses) incurred by such Secured Party in enforcing any rights under this Guaranty;

<u>provided</u>, <u>however</u>, that each Guarantor shall only be liable under this Guaranty for the maximum amount of such liability that can be hereby incurred without rendering this Guaranty, as it relates to such Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer, and not for any greater amount. This Guaranty constitutes a guaranty of payment when due and not of collection, and each Guarantor specifically agrees that it shall not be necessary or required that any Secured Party exercise any right, assert any claim or demand or enforce any remedy whatsoever against any Loan Party or any other Person before or as a condition to the obligations of such Guarantor hereunder.

SECTION 2.2. <u>Reinstatement, etc</u>. Each Guarantor hereby jointly and severally agrees that this Guaranty shall continue to be effective or be reinstated, as the case may be, if at any time any payment (in whole or in part) of any of the Liabilities is invalidated, declared to be fraudulent or preferential, set aside, rescinded or must otherwise be restored by any Secured Party, including upon the occurrence of any Default set forth in Section 9.1.4 of the Credit Agreement or otherwise, all as though such payment had not been made.

SECTION 2.3. <u>Guaranty Absolute, etc</u>. This Guaranty shall in all respects be a continuing, absolute, unconditional and irrevocable guaranty of payment, and shall remain in full force and effect until the Termination Date has occurred. Each Guarantor jointly and severally guarantees that the Liabilities will be paid strictly in accordance with the terms of each Loan Document under which they arise, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of any Secured Party with respect thereto. The liability of each Guarantor under this Guaranty shall be joint and several, absolute, unconditional and irrevocable irrespective of:

(a) any lack of validity, legality or enforceability of any Loan Document;

(b) the failure of any Secured Party

(i) to assert any claim or demand or to enforce any right or remedy against any Loan Party or any other Person (including any other guarantor) under the provisions of any Loan Document or otherwise, or

(ii) to exercise any right or remedy against any other guarantor (including any Guarantor) of, or collateral securing, any Liabilities;

(c) any change in the time, manner or place of payment of, or in any other term of, all or any part of the Liabilities, or any other extension, compromise or renewal of any Liability;

(d) any reduction, limitation, impairment or termination of any Liabilities for any reason, including any claim of waiver, release, surrender, alteration or compromise, and shall not be subject to (and each Guarantor hereby waives any right to or claim of) any defense or setoff, counterclaim, recoupment or termination whatsoever by reason of the invalidity, illegality, nongenuineness, irregularity, compromise, unenforceability of, or any other event or occurrence affecting, any Liabilities or otherwise;

(e) any amendment to, rescission, waiver, or other modification of, or any consent to or departure from, any of the terms of any Loan Document;

(f) any addition, exchange or release of any collateral or of any Person that is (or will become) a guarantor (including a Guarantor hereunder) of the Liabilities, or any surrender or non-perfection of any collateral, or any amendment to or waiver or release or addition to, or consent to or departure from, any other guaranty held by any Secured Party securing any of the Liabilities; or

(g) any other circumstance which might otherwise constitute a defense available to, or a legal or equitable discharge of, any Loan Party, any surety or any guarantor.

SECTION 2.4. Setoff. Each Guarantor hereby irrevocably authorizes the Administrative Agent and each Lender, without the requirement that any notice be given to such Guarantor (such notice being expressly waived by each Guarantor), upon the occurrence and during the continuance of any Default described in Section 9.1.4 of the Credit Agreement or, with the consent of the Required Lenders, upon the occurrence and during the continuance of any other Event of Default, to set-off and appropriate and apply to the payment of the Liabilities (whether or not then due, and whether or not any Secured Party has made any demand for payment of the Liabilities), any and all balances, claims, credits, deposits (general or special, time or demand, provisional or final), accounts or money of such Guarantor then or thereafter maintained with such Secured Party;

provided, however, that any such appropriation and application shall be subject to the provisions of Section 3.8 of the Credit Agreement. Each Secured Party agrees to notify the applicable Guarantor and the Administrative Agent after any such setoff and application made by such Secured Party; provided further, however, that the failure to give such notice shall not affect the validity of such setoff and application. The rights of each Secured Party under this Section are in addition to other rights and remedies (including other rights of setoff under applicable law or otherwise) which such Secured Party may have.

SECTION 2.5. Waiver, etc. Each Guarantor hereby waives promptness, diligence, notice of acceptance and any other notice with respect to any of the Liabilities and this Guaranty and any requirement that any Secured Party protect, secure, perfect or insure any Lien, or any property subject thereto, or exhaust any right or take any action against any Loan Party or any other Person (including any other guarantor) or entity or any collateral securing the Liabilities, as the case may be.

SECTION 2.6. Postponement of Subrogation, etc. Each Guarantor agrees that it will not exercise any rights which it may acquire by way of rights of subrogation under any Loan Document to which it is a party, nor shall any Guarantor seek or be entitled to seek any contribution or reimbursement from any Loan Party, in respect of any payment made under any Loan Document or otherwise, until following the Termination Date. Any amount paid to any Guarantor on account of any such subrogation rights prior to the Termination Date shall be held in trust for the benefit of the Secured Parties and shall immediately be paid and turned over to the Administrative Agent for the benefit of the Secured Parties in the exact form received by such Guarantor (duly endorsed in favor of the Administrative Agent, if required), to be credited and applied against the Liabilities, whether matured or unmatured, in accordance with Section 2.7; provided, however, that if any Guarantor has made payment to the Secured Parties of all or any part of the Liabilities and the Termination Date has occurred, then at such Guarantor's request, the Administrative Agent (on behalf of the Secured Parties) will, at the expense of such Guarantor, execute and deliver to such Guarantor appropriate documents (without recourse and without representation or warranty) necessary to evidence the transfer by subrogation to such Guarantor of an interest in the Liabilities resulting from such payment. In furtherance of the foregoing, at all times prior to the Termination Date, each Guarantor shall refrain from taking any action or commencing any proceeding against any Loan Party (or its successors or assigns, whether in connection with a bankruptcy proceeding or otherwise) to recover any amounts in respect of payments made under this Guaranty to any Secured Party.

SECTION 2.7. Payments; Application. Each Guarantor hereby agrees with each Secured Party as follows:

(a) Each Guarantor agrees that all payments made by such Guarantor hereunder will be made in Dollars to the Administrative Agent, without set-off, counterclaim or other defense and in accordance with Sections 3.7 and 3.10 of the Credit Agreement, free and clear of and without deduction for any Taxes, each Guarantor hereby agreeing to comply with and be bound by the provisions of Sections 3.7 and 3.10 of the Credit Agreement in respect of all

4

payments made by it hereunder and the provisions of which Sections are hereby incorporated into and made a part of this Guaranty by this reference as if set forth herein; provided, that references to the "Borrower" in such Sections shall be deemed to be references to each Guarantor, and references to "this Agreement" in such Sections shall be deemed to be references to this Guaranty.

(b) All payments made hereunder shall be applied upon receipt as set forth in Section 3.8 of the Credit Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

In order to induce the Lenders to enter into the Credit Agreement and make Extensions of Credit thereunder, and to induce one or more Secured Parties to enter into Rate Protection Agreements, each Guarantor represents and warrants to each Secured Party as set forth below.

SECTION 3.1. Credit Agreement Representations and Warranties. The representations and warranties contained in Article VII of the Credit Agreement, insofar as the representations and warranties contained therein are applicable to any Guarantor and its properties, are true and correct in all material respects, each such representation and warranty set forth in such Article (insofar as applicable as aforesaid) and all other terms of the Credit Agreement to which reference is made therein, together with all related definitions and ancillary provisions, being hereby incorporated into this Guaranty by this reference as though specifically set forth in this Article.

SECTION 3.2. Financial Condition, etc. Each Guarantor has knowledge of each other Loan Party's financial condition and affairs and that it has adequate means to obtain from the each such Loan Party on an ongoing basis information relating thereto and to such Loan Party's ability to pay and perform the Liabilities, and agrees to assume the responsibility for keeping, and to keep, so informed for so long as this Guaranty is in effect. Each Guarantor acknowledges and agrees that the Secured Parties shall have no obligation to investigate the financial condition or affairs of any Loan Party for the benefit of such Guarantor nor to advise such Guarantor of any fact respecting, or any change in, the financial condition or affairs of any other Loan Party that might become known to any Secured Party at any time, whether or not such Secured Party knows or believes or has reason to know or believe that any such fact or change is unknown to such Guarantor, or might (or does) materially increase the risk of such Guarantor as guarantor, or might (or would) affect the willingness of such Guarantor to continue as a guarantor of the Liabilities.

SECTION 3.3. Best Interests. It is in the best interests of each Guarantor to execute this Guaranty inasmuch as such Guarantor will, as a result of being a Subsidiary of the Borrower, derive substantial direct and indirect benefits from the Extensions of Credit made from time to time to the Borrower by the Lenders and the Issuers pursuant to the Credit Agreement and the execution and delivery of Rate Protection Agreements, and each Guarantor agrees that the Secured Parties are relying on this representation in agreeing to make Extensions of Credit to the Borrower.

ARTICLE IV
COVENANTS, ETC.

Each Guarantor covenants and agrees that, at all times prior to the Termination Date, it will perform, comply with and be bound by all of the agreements, covenants and obligations contained in the Credit Agreement (including Article VIII of the Credit Agreement) which are applicable to such Guarantor or its properties, each such agreement, covenant and obligation contained in the Credit Agreement and all other terms of the Credit Agreement to which reference is made in this Article, together with all related definitions and ancillary provisions, being hereby incorporated into this Guaranty by this reference as though specifically set forth in this Article.

ARTICLE V
MISCELLANEOUS PROVISIONS

SECTION 5.1. <u>Loan Document</u>. This Guaranty is a Loan Document executed pursuant to the Credit Agreement and shall (unless otherwise expressly indicated herein) be construed, administered and applied in accordance with the terms and provisions thereof, including Article XI thereof.

SECTION 5.2. <u>Binding on Successors, Transferees and Assigns; Assignment</u>. This Guaranty shall remain in full force and effect until the Termination Date has occurred, shall be jointly and severally binding upon each Guarantor and its successors, transferees and assigns and shall inure to the benefit of and be enforceable by each Secured Party and its successors, transferees and assigns; <u>provided</u>, <u>however</u>, that no Guarantor may (unless otherwise permitted under the terms of the Credit Agreement) assign any of its obligations hereunder without the prior written consent of all Lenders, except that AMC-GCT, Inc. may merge into American Multi-Cinema, Inc., with American Multi-Cinema, Inc. being the survivor.

SECTION 5.3. <u>Amendments, etc</u>. No amendment to or waiver of any provision of this Guaranty, nor consent to any departure by any Guarantor from its obligations under this Guaranty, shall in any event be effective unless the same shall be in writing and signed by the Administrative Agent (on behalf of the Lenders or the Required Lenders, as the case may be, pursuant to Section 11.1 of the Credit Agreement) and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

SECTION 5.4. <u>Notices</u>. All notices and other communications provided for hereunder shall be in writing or by facsimile and addressed, delivered or transmitted to the appropriate party at the address or facsimile number of such party (in the case of any Guarantor, in care of the Borrower) as set forth under Section 11.2 of the Credit Agreement. Any notice, if mailed and properly addressed with postage prepaid or if properly addressed and sent by pre-paid courier service, shall be deemed given when received; any such notice, if transmitted by facsimile, shall be deemed given when the confirmation of transmission thereof is received by the transmitter.

SECTION 5.5. Additional Guarantors. Upon the execution and delivery by any other Person of a supplement in the form of Annex I hereto, such Person shall become a "Guarantor" hereunder with the same force and effect as if it were originally a party to this Guaranty and named as a "Guarantor" hereunder. The execution and delivery of such supplement shall not require the consent of any other Guarantor hereunder, and the rights and obligations of each Guarantor hereunder shall remain in full force and effect notwithstanding the addition of any new Guarantor as a party to this Guaranty.

SECTION 5.6. Release of Guarantor. Upon the occurrence of the Termination Date, this Guaranty and all obligations of each Guarantor hereunder shall terminate, without delivery of any instrument or performance of any act by any party. In addition, at the request of the Borrower, and at the sole expense of the Borrower, a Guarantor shall be released from its obligations hereunder in the event that the Capital Stock of such Guarantor are Disposed of in a transaction permitted by the Credit Agreement; provided, that the Borrower shall have delivered to the Administrative Agent, at least three Business Days prior to the date of the proposed release, a written request for release identifying the relevant Guarantor and a certification by the Borrower stating that such transaction is in compliance with the Loan Documents.

SECTION 5.7. No Waiver; Remedies. In addition to, and not in limitation of, Sections 2.3 and 2.5, no failure on the part of any Secured Party to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

SECTION 5.8. Section Captions. Section captions used in this Guaranty are for convenience of reference only, and shall not affect the construction of this Guaranty.

SECTION 5.9. Severability. Wherever possible each provision of this Guaranty shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Guaranty shall be prohibited by or invalid under such law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Guaranty.

SECTION 5.10. Governing Law, Entire Agreement, etc. THIS GUARANTY WILL BE DEEMED TO BE A CONTRACT MADE UNDER AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF NEW YORK (INCLUDING FOR SUCH PURPOSE SECTIONS 5-1401 AND 5-1402 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK). This Guaranty and the other Loan Documents constitute the entire understanding among the parties hereto with respect to the subject matter thereof and supersede any prior agreements, written or oral, with respect thereto.

SECTION 5.11. Forum Selection and Consent to Jurisdiction. ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, ANY LOAN DOCUMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN) OR ACTIONS OF THE ADMINISTRATIVE AGENT, THE LENDERS, THE ISSUER OR ANY GUARANTOR IN CONNECTION HEREWITH OR THEREWITH MAY BE BROUGHT AND MAINTAINED IN THE COURTS OF THE STATE OF NEW YORK OR IN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK; PROVIDED, HOWEVER, THAT ANY SUIT SEEKING ENFORCEMENT AGAINST ANY COLLATERAL OR OTHER PROPERTY MAY BE BROUGHT, AT THE ADMINISTRATIVE AGENT'S OPTION, IN THE COURTS OF ANY JURISDICTION WHERE SUCH COLLATERAL OR OTHER PROPERTY MAY BE FOUND. EACH GUARANTOR IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS BY REGISTERED MAIL, POSTAGE PREPAID, OR BY PERSONAL SERVICE WITHIN OR WITHOUT THE STATE OF NEW YORK AT THE ADDRESS FOR NOTICES SPECIFIED FOR THE BORROWER IN SECTION 11.2 OF THE CREDIT AGREEMENT. EACH GUARANTOR HEREBY EXPRESSLY AND IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION WHICH IT MAY HAVE OR HEREAFTER MAY HAVE TO THE LAYING OF VENUE OF ANY SUCH LITIGATION BROUGHT IN ANY SUCH COURT REFERRED TO ABOVE AND ANY CLAIM THAT ANY SUCH LITIGATION HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. TO THE EXTENT THAT ANY GUARANTOR HAS OR HEREAFTER MAY ACQUIRE ANY IMMUNITY FROM JURISDICTION OF ANY COURT OR FROM ANY LEGAL PROCESS (WHETHER THROUGH SERVICE OR NOTICE, ATTACHMENT PRIOR TO JUDGMENT, ATTACHMENT IN AID OF EXECUTION OR OTHERWISE) WITH RESPECT TO ITSELF OR ITS PROPERTY, SUCH GUARANTOR HEREBY IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW SUCH IMMUNITY IN RESPECT OF ITS OBLIGATIONS UNDER THE LOAN DOCUMENTS.

SECTION 5.12. Waiver of Jury Trial. THE ADMINISTRATIVE AGENT (ON BEHALF OF ITSELF AND EACH OTHER SECURED PARTY) AND EACH GUARANTOR HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE TO THE FULLEST EXTENT PERMITTED BY LAW ANY RIGHTS THEY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, EACH LOAN DOCUMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN) OR ACTIONS OF THE ADMINISTRATIVE AGENT, SUCH LENDER, THE ISSUER OR SUCH GUARANTOR IN CONNECTION THEREWITH. EACH GUARANTOR ACKNOWLEDGES AND AGREES THAT IT HAS RECEIVED FULL AND SUFFICIENT CONSIDERATION FOR THIS PROVISION (AND EACH OTHER PROVISION OF EACH OTHER LOAN DOCUMENT TO WHICH IT IS A PARTY) AND THAT THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE ADMINISTRATIVE AGENT, EACH LENDER AND THE ISSUER ENTERING INTO THE LOAN DOCUMENTS.

SECTION 5.13. <u>Counterparts</u>. This Guaranty may be executed by the parties hereto in several counterparts, each of which shall be deemed to be an original and all of which shall constitute together but one and the same agreement.

IN WITNESS WHEREOF, each Guarantor has caused this Guaranty to be duly executed and delivered by its Authorized Officer as of the date first above written.

AMERICAN MULTI-CINEMA, INC.

By_____
Title:

AMC-GCT, INC.

By_____
Title:

AMC ENTERTAINMENT INTERNATIONAL, INC.

By_____
Title:

ACCEPTED AND AGREED FOR ITSELF
AND ON BEHALF OF THE SECURED PARTIES:

THE BANK OF NOVA SCOTIA,
  as Administrative Agent

By_____
    Title:

ANNEX I to
the Guaranty

THIS SUPPLEMENT, dated as of ____________ ___, _____ (this "Supplement"), is to the Significant Subsidiary Guaranty, dated as of March 26, 2004 (as amended, supplemented, amended and restated or otherwise modified from time to time, the "Guaranty"), among the Guarantors (such capitalized term, and other terms used in this Supplement, to have the meanings set forth in Article I of the Guaranty) from time to time party thereto, in favor of THE BANK OF NOVA SCOTIA, as administrative agent (in such capacity, together with its successor(s) thereto in such capacity, the "Administrative Agent") for each of the Secured Parties.

W I T N E S S E T H:

WHEREAS, pursuant to the provisions of Section 5.5 of the Guaranty, each of the undersigned is becoming a Guarantor under the Guaranty; and

WHEREAS, each of the undersigned desires to become a "Guarantor" under the Guaranty in order to induce the Secured Parties to continue to extend Extensions of Credit under the Credit Agreement;

NOW, THEREFORE, in consideration of the premises, and for other consideration (the receipt and sufficiency of which is hereby acknowledged), each of the undersigned agrees, for the benefit of each Secured Party, as follows.

SECTION 1. Party to Guaranty, etc. In accordance with the terms of the Guaranty, by its signature below, each of the undersigned hereby irrevocably agrees to become a Guarantor under the Guaranty with the same force and effect as if it were an original signatory thereto and each of the undersigned hereby (a) agrees to be bound by and comply with all of the terms and provisions of the Guaranty applicable to it as a Guarantor and (b) represents and warrants that the representations and warranties made by it as a Guarantor thereunder are true and correct as of the date hereof. In furtherance of the foregoing, each reference to a "Guarantor" and/or "Guarantors" in the Guaranty shall be deemed to include each of the undersigned.

SECTION 2. Representations. Each of the undersigned hereby represents and warrants that this Supplement has been duly authorized, executed and delivered by it and that this Supplement and the Guaranty constitute the legal, valid and binding obligation of each of the undersigned, enforceable against it in accordance with its terms.

SECTION 3. Full Force of Guaranty. Except as expressly supplemented hereby, the Guaranty shall remain in full force and effect in accordance with its terms.

SECTION 4. Severability. Wherever possible each provision of this Supplement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Supplement shall be prohibited by or invalid under such law, such provision shall be ineffective to the extent of such prohibition or invalidity, without

1

invalidating the remainder of such provision or the remaining provisions of this Supplement or the Guaranty.

SECTION 5. <u>Indemnity; Fees and Expenses, etc</u>. Without limiting the provisions of any other Loan Document, each of the undersigned agrees to reimburse the Administrative Agent for its reasonable out-of-pocket expenses incurred in connection with this Supplement, including reasonable attorney's fees and expenses of the Administrative Agent's counsel.

SECTION 6. <u>Governing Law, Entire Agreement, etc</u>. THIS SUPPLEMENT WILL BE DEEMED TO BE A CONTRACT MADE UNDER AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF NEW YORK (INCLUDING FOR SUCH PURPOSE SECTIONS 5-1401 AND 5-1402 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK). This Supplement and the other Loan Documents constitute the entire understanding among the parties hereto with respect to the subject matter thereof and supersede any prior agreements, written or oral, with respect thereto.

SECTION 7. <u>Counterparts</u>. This Supplement may be executed by the parties hereto in several counterparts, each of which shall be deemed to be an original and all of which shall constitute together but one and the same agreement.

IN WITNESS WHEREOF, each of the undersigned has caused this Supplement to be duly executed and delivered by its Authorized Officer as of the date first above written.

[NAME OF ADDITIONAL SUBSIDIARY]

By_____
Title:

[NAME OF ADDITIONAL SUBSIDIARY]

By_____
Title:

[NAME OF ADDITIONAL SUBSIDIARY]

By_____
Title:

ACCEPTED AND AGREED FOR ITSELF
AND ON BEHALF OF THE SECURED PARTIES:

THE BANK OF NOVA SCOTIA,
  as Administrative Agent

By_____
  Title:

EXHIBIT I

FORM OF PLEDGE AND SECURITY AGREEMENT

This PLEDGE AND SECURITY AGREEMENT, dated as of March 26, 2004 (as amended, supplemented, amended and restated or otherwise modified from time to time, this "Security Agreement"), is made by AMC ENTERTAINMENT INC., a Delaware corporation (the "Borrower"), and each Guarantor (terms used in the preamble and the recitals have the definitions set forth in or incorporated by reference in Article I) from time to time a party to this Security Agreement (each individually a "Grantor" and collectively, the "Grantors"), in favor of THE BANK OF NOVA SCOTIA, as the administrative agent (together with its successor(s) thereto in such capacity, the "Administrative Agent") for each of the Secured Parties.

W I T N E S S E T H :

WHEREAS, pursuant to a Second Amended and Restated Credit Agreement, dated as of March 26, 2004 (as amended, supplemented, amended and restated or otherwise modified from time to time, the "Credit Agreement"), among the Borrower, the Lenders, the Administrative Agent, Citicorp of North America, Inc. and General Electric Capital Corporation, as Co-Documentation Agents, and Bank of America, N.A., as Syndication Agent, the Lenders and the Issuer have extended Commitments to make Loans and issue Letters of Credit to the Borrower; and

WHEREAS, as a condition precedent to the Lenders' making the initial Extension of Credit under the Credit Agreement, each Grantor is required to execute and deliver this Security Agreement;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Grantor agrees, for the benefit of each Secured Party, as follows:

ARTICLE I
DEFINITIONS

SECTION 1.1. Certain Terms. The following terms (whether or not underscored) when used in this Security Agreement, including its preamble and recitals, shall have the following meanings (such definitions to be equally applicable to the singular and plural forms thereof):

"Administrative Agent" is defined in the preamble.

"Borrower" is defined in the preamble.

"Code" means the Internal Revenue Code of 1986, as amended.

"Collateral" is defined in Section 2.1.

"Collateral Account" is defined in clause (b) of Section 4.3.

"Computer Hardware and Software Collateral" means:

(a) all computer and other electronic data processing hardware, integrated computer systems, central processing units, memory units, display terminals, printers, features, computer elements, card readers, tape drives, hard and soft disk drives, cables, electrical supply hardware, generators, power equalizers, accessories and all peripheral devices and other related computer hardware, including all operating system software, utilities and application programs in whatsoever form;

(b) all software programs (including both source code, object code and all related applications and data files), designed for use on the computers and electronic data processing hardware described in clause (a) above;

(c) all firmware associated therewith;

(d) all documentation (including flow charts, logic diagrams, manuals, guides, specifications, training materials, charts and pseudo codes) with respect to such hardware, software and firmware described in the preceding clauses (a) through (c); and

(e) all rights with respect to all of the foregoing, including copyrights, licenses, options, warranties, service contracts, program services, test rights, maintenance rights, support rights, improvement rights, renewal rights and indemnifications and any substitutions, replacements, improvements, error corrections, updates, additions or model conversions of any of the foregoing.

"Control Agreement" means an authenticated record in form and substance satisfactory to the Administrative Agent, that provides for the Administrative Agent to have "control" (as defined in the UCC) over certain Collateral.

"Copyright Collateral" means all copyrights of the Grantors, registered or unregistered and whether published or unpublished, now or hereafter in force throughout the world including all of the Grantors' rights, titles and interests in and to all copyrights registered in the United States Copyright Office and also including the copyrights referred to in Item A of Schedule V, and registrations and recordings thereof and all applications for registration thereof, whether pending or in preparation, all copyright licenses, including each copyright license referred to in Item B of Schedule V, the right to sue for past, present and future infringements of any of the foregoing, all rights corresponding thereto, all extensions and renewals of any thereof and all Proceeds of the foregoing, including licenses, royalties, income, payments, claims, damages and Proceeds of suit, which are owned or licensed by the Grantors.

"Credit Agreement" is defined in the first recital.

"Distributions" means all dividends paid on Capital Stock, liquidating dividends paid on Capital Stock, shares (or other designations) of Capital Stock resulting from (or in connection with the exercise of) stock splits, reclassifications, warrants, options, non-cash dividends, mergers, consolidations, and all other distributions (whether similar or dissimilar to the foregoing) on or with respect to any Capital Stock constituting Collateral.

"Filing Statements" is defined in Section 3.7.

"Foreign Subsidiary" means any Subsidiary that is not incorporated or organized under the laws of the United States or a state thereof.

"General Intangibles" means all "general intangibles" and all "payment intangibles", each as defined in the UCC, and shall include all interest rate or currency protection or hedging arrangements, all tax refunds, all licenses, permits, concessions and authorizations and all Intellectual Property Collateral (in each case, regardless of whether characterized as general intangibles under the UCC).

"Grantor" and "Grantors" are defined in the preamble.

"Intellectual Property Collateral" means, collectively, the Computer Hardware and Software Collateral, the Copyright Collateral, the Patent Collateral, the Trademark Collateral and the Trade Secrets Collateral.

"Material Trademark Collateral" means the Trademark Collateral set forth in Item C of Schedule IV and each other item of Trademark Collateral the loss of which could reasonably be expected to have a Materially Adverse Effect.

"Patent Collateral" means:

(a)   inventions and discoveries, whether patentable or not, all letters patent and applications for letters patent in the US, including all patent applications in preparation for filing and each patent and patent application referred to in Item A of Schedule III;

(b)   all reissues, divisions, continuations, continuations-in-part, extensions, renewals and reexaminations of any of the items described in clause (a);

(c)   all patent licenses, and other agreements providing such Grantor with the right to use any items of the type referred to in clauses (a) and (b) above, including each patent license referred to in Item B of Schedule III; and

(d)   all Proceeds of, and rights associated with, the foregoing (including licenses, royalties income, payments, claims, damages and Proceeds of infringement suits), the right to sue third parties for past, present or future infringements of any patent or patent application, and for breach or enforcement of any patent license.

"Permitted Liens" means all Liens permitted by Section 8.2.2 of the Credit Agreement or any other Loan Document.

"Securities Act" is defined in clause (a) of Section 6.2.

"Security Agreement" is defined in the preamble.

"Specified Default" means the occurrence and continuance of (a) an Event of Default or (b) a Default under Section 9.1.4 of the Credit Agreement.

"Trademark Collateral" means :

(a)   (i) all trademarks, trade names, corporate names, company names, business names, fictitious business names, trade styles, service marks, certification marks, collective marks, logos and other source or business identifiers, and all goodwill of the business associated therewith, now existing or hereafter adopted or acquired including those referred to in Item A of Schedule IV, whether currently in use or not, all registrations and recordings thereof and all applications in connection therewith, whether pending or in preparation for filing, including registrations, recordings and applications in the United States Patent and Trademark Office or in any office or agency of the United States of America, and all common-law rights relating to the foregoing, and (ii) the right to obtain all reissues, extensions or renewals of the foregoing (collectively referred to as the "Trademark");

(b)   all trademark licenses for the grant by or to such Grantor of any right to use any trademark, including each trademark license referred to in Item B of Schedule IV; and

(c)   all of the goodwill of the business connected with the use of, and symbolized by the items described in, clause (a), and to the extent applicable clause (b);

(d)   the right to sue third parties for past, present and future infringements of any Trademark Collateral described in clause (a) and, to the extent applicable, clause (b); and

(e)   all Proceeds of, and rights associated with, the foregoing, including any claim by such Grantor against third parties for past, present or future infringement or dilution of any Trademark, Trademark registration or Trademark license, or for any injury to the goodwill associated with the use of any such Trademark or for breach or enforcement of any Trademark license and all rights corresponding thereto throughout the world.

"Trade Secrets Collateral" means all common law and statutory trade secrets and all other confidential, proprietary or useful information and all know-how obtained by or used in or contemplated at any time for use in the business of a Grantor (all of the foregoing being collectively called a "Trade Secret"), whether or not such Trade Secret has been reduced to a writing or other tangible form, including all Documents and things embodying, incorporating or referring in any way to such Trade Secret, all Trade Secret licenses, including each Trade Secret license referred to in Schedule VI, and including the right to sue for and to enjoin and to collect damages for the actual or threatened misappropriation of any Trade Secret and for the breach or enforcement of any such Trade Secret license.

SECTION 1.2. Credit Agreement Definitions. Unless otherwise defined herein or the context otherwise requires, terms used in this Security Agreement, including its preamble and recitals, have the meanings provided in the Credit Agreement.

SECTION 1.3. <u>UCC Definitions</u>. When used herein the terms Account, Certificated Securities, Chattel Paper, Commercial Tort Claim, Commodity Account, Commodity Contract, Deposit Account, Document, Electronic Chattel Paper, Equipment, Goods, Instrument, Inventory, Investment Property, Letter-of-Credit Rights, Proceeds, Promissory Notes, Securities Account, Security Entitlement, Supporting Obligations and Uncertificated Securities have the meaning provided in Article 8 or Article 9, as applicable, of the UCC. Letters of Credit has the meaning provided in Section 5-102 of the UCC.

ARTICLE II
SECURITY INTEREST

SECTION 2.1. <u>Grant of Security Interest</u>. Each Grantor hereby grants to the Administrative Agent, for its benefit and the ratable benefit of each other Secured Party, a continuing security interest in all of such Grantor's following property, whether now or hereafter existing, owned or acquired by such Grantor, and located in the US, (collectively, the "<u>Collateral</u>"):

(a)   Accounts;

(b)   Chattel Paper;

(c)   Commercial Tort Claims listed on <u>Item I</u> of <u>Schedule II</u> (as such schedule may be amended or supplemented from time to time);

(d)   Deposit Accounts;

(e)   Documents;

(f)   General Intangibles;

(g)   Goods;

(h)   Instruments;

(i)   Investment Property;

(j)   Letter-of-Credit Rights and Letters of Credit;

(k)   Supporting Obligations;

(l)   all books, records, writings, databases, information and other property relating to, used or useful in connection with, evidencing, embodying, incorporating or referring to, any of the foregoing in this Section;

(m)   all Proceeds of the foregoing and, to the extent not otherwise included, (A) all payments under insurance (whether or not the Administrative Agent is the loss payee thereof) and (B) all tort claims; and

(n)   all other property and rights of every kind and description and interests therein.

Notwithstanding the foregoing, the term "Collateral" (and any relevant defined terms included in the definition of "Collateral" such as "Investment Property") shall not include:

(i)   such Grantor's real property interests (including fee real estate, leasehold interests and fixtures);

(ii)   all assets and properties of the Foreign Subsidiaries (including Capital Stock of other Foreign Subsidiaries held by a Foreign Subsidiary) or of any Subsidiary that is not a Guarantor;

(iii)   any General Intangibles or other rights arising under any contracts, instruments, licenses or other documents as to which the grant of a security interest would (A) constitute a violation of a valid and enforceable restriction in favor of a third party on such grant, unless and until any required consents shall have been obtained, or (B) give any other party to such contract, instrument, license or other document the right to terminate its obligations thereunder;

(iv)   Investment Property consisting of Capital Stock of a Significant Subsidiary that is a Foreign Subsidiary of such Grantor, in excess of 65% of the total combined voting power of all Capital Stock of each such Foreign Subsidiary, except that such 65% limitation shall not apply to a Significant Subsidiary that is a Foreign Subsidiary that (x) is treated as a partnership under the Code or (y) is not treated as an entity that is separate from (A) such Grantor; (B) any Person that is treated as a partnership under the Code or (C) any "United States person" (as defined in Section 7701(a)(30) of the Code);

(v)   any asset, the granting of a security interest in which would be void or illegal under any applicable governmental law, rule or regulation, or pursuant thereto would result in, or permit the termination of, such asset; or

(vi)   any asset subject to a Permitted Lien (other than Liens in favor of the Administrative Agent) to the extent that the grant of other Liens on such asset (A) would result in a breach or violation of, or constitute a default under, the agreement or instrument governing such Permitted Lien, (B) would result in the loss of use of such asset or (C) would permit the holder of such Permitted Lien to terminate the Grantor's use of such asset.

SECTION 2.2. Security for Liabilities. This Security Agreement and the Collateral in which the Administrative Agent for the benefit of the Secured Parties is granted a security interest hereunder by the Grantors secure the payment and performance of all of the Liabilities.

SECTION 2.3. Grantors Remain Liable. Anything herein to the contrary notwithstanding:

(a)   the Grantors will remain liable under the contracts and agreements included in the Collateral to the extent set forth therein, and will perform all of their duties and obligations under such contracts and agreements to the same extent as if this Security Agreement had not been executed;

(b)   the exercise by the Administrative Agent of any of its rights hereunder will not release any Grantor from any of its duties or obligations under any such contracts or agreements included in the Collateral; and

(c)   no Secured Party will have any obligation or liability under any contracts or agreements included in the Collateral by reason of this Security Agreement, nor will any Secured Party be obligated to perform any of the obligations or duties of any Grantor thereunder or to take any action to collect or enforce any claim for payment assigned hereunder.

SECTION 2.4. <u>Distributions on Pledged Shares</u>. In the event that any Distribution with respect to any Capital Stock pledged hereunder is permitted to be paid (in accordance with Section 8.2.8 of the Credit Agreement), such Distribution or payment may be paid directly to the applicable Grantor. If any Distribution is made in contravention of Section 8.2.8 of the Credit Agreement, such Grantor shall hold the same segregated and in trust for the Administrative Agent until paid to the Administrative Agent in accordance with <u>Section 4.1.5</u>.

SECTION 2.5. <u>Security Interest Absolute, etc.</u> This Security Agreement shall in all respects be a continuing, absolute, unconditional and irrevocable grant of security interest, and shall remain in full force and effect until the Termination Date. All rights of the Secured Parties and the security interests granted to the Administrative Agent (for its benefit and the ratable benefit of each other Secured Party) hereunder, and all obligations of the Grantors hereunder, shall, in each case, be absolute, unconditional and irrevocable irrespective of:

(a)   any lack of validity, legality or enforceability of any Loan Document;

(b)   the failure of any Secured Party (i) to assert any claim or demand or to enforce any right or remedy against any Loan Party or any other Person (including any other Guarantor) under the provisions of any Loan Document or otherwise, or (ii) to exercise any right or remedy against any other guarantor (including any other Guarantor) of, or collateral securing, any Liabilities;

(c)   any change in the time, manner or place of payment of, or in any other term of, all or any part of the Liabilities, or any other extension, compromise or renewal of any Liabilities;

(d)   any reduction, limitation, impairment or termination of any Liabilities for any reason, including any claim of waiver, release, surrender, alteration or compromise, and shall not be subject to (and each Grantor hereby waives any right to or claim of) any defense or setoff, counterclaim, recoupment or termination whatsoever by reason of the invalidity, illegality, nongenuineness, irregularity, compromise, unenforceability of, or any other event or occurrence affecting, any Liabilities or otherwise;

(e)   any amendment to, rescission, waiver, or other modification of, or any consent to or departure from, any of the terms of any Loan Document;

(f)   any addition, exchange or release of any Collateral or of any Person that is (or will become) a Guarantor (including the Grantors hereunder) of the Liabilities, or any surrender or non-perfection of any collateral, or any amendment to or waiver or release or addition to, or consent to or departure from, any other guaranty held by any Secured Party securing any of the Liabilities; or

(g)   any other circumstance which might otherwise constitute a defense available to, or a legal or equitable discharge of, any Loan Party, any surety or any Guarantor.

SECTION 2.6. Postponement of Subrogation. Each Grantor agrees that it will not exercise any rights against another Grantor which it may acquire by way of rights of subrogation under any Loan Document to which it is a party. No Grantor shall seek or be entitled to seek any contribution or reimbursement from any Loan Party, in respect of any payment made under any Loan Document or otherwise, until following the Termination Date. Any amount paid to such Grantor on account of any such subrogation rights prior to the Termination Date shall be held in trust for the benefit of the Secured Parties and shall immediately be paid and turned over to the Administrative Agent for the benefit of the Secured Parties in the exact form received by such Grantor (duly endorsed in favor of the Administrative Agent, if required), to be credited and applied against the Liabilities, whether matured or unmatured, in accordance with Section 6.1; provided that if such Grantor has made payment to the Secured Parties of all or any part of the Liabilities and the Termination Date has occurred, then at such Grantor's request, the Administrative Agent (on behalf of the Secured Parties) will, at the expense of such Grantor, execute and deliver to such Grantor appropriate documents (without recourse and without representation or warranty) necessary to evidence the transfer by subrogation to such Grantor of an interest in the Liabilities resulting from such payment. In furtherance of the foregoing, at all times prior to the Termination Date, such Grantor shall refrain from taking any action or commencing any proceeding against any Loan Party (or its successors or assigns, whether in connection with a bankruptcy proceeding or otherwise) to recover any amounts in respect of payments made under this Security Agreement to any Secured Party.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

In order to induce the Secured Parties to enter into the Credit Agreement and make Extensions of Credit thereunder, and to induce the Secured Parties to enter into Rate Protection Agreements, the Grantors represent and warrant to each Secured Party as set forth below.

SECTION 3.1. <u>As to Capital Stock of the Subsidiaries, Investment Property</u>.

(a)   With respect to any direct Significant Subsidiary of any Grantor that is

(i)   a corporation, business trust, joint stock company or similar Person, all Capital Stock issued by such Subsidiary is duly authorized and validly issued, fully paid and non-assessable, and represented by a certificate; and

(ii)   a partnership or limited liability company, no Capital Stock issued by such Subsidiary (A) is dealt in or traded on securities exchanges or in securities markets, (B) expressly provides that such Capital Stock is a security governed by Article 8 of the UCC or (C) is held in a Securities Account, except, with respect to this <u>clause (a)(ii)</u>, Capital Stock (x) for which the Administrative Agent is the registered owner or (y) with respect to which the issuer has agreed in an authenticated record with such Grantor and the Administrative Agent to comply with any instructions of the Administrative Agent without the consent of such Grantor.

(b)   Each Grantor has delivered all Certificated Securities constituting Collateral held by such Grantor on the Closing Date to the Administrative Agent, together with duly executed undated blank stock powers, or other equivalent instruments of transfer acceptable to the Administrative Agent.

(c)   With respect to Uncertificated Securities constituting Collateral owned by any Grantor, such Grantor has caused the issuer thereof either to (i) register the Administrative Agent as the registered owner of such security or (ii) agree in an authenticated record with such Grantor and the Administrative Agent that such issuer will comply with instructions with respect to such security originated by the Administrative Agent without further consent of such Grantor.

(d)   The percentage of the issued and outstanding Capital Stock of each Significant Subsidiary pledged by each Grantor hereunder is as set forth on <u>Schedule I</u>.

SECTION 3.2. <u>Grantor Name, Location, etc</u>.

(a)   The jurisdiction in which each Grantor is located for purposes of Sections 9-301 and 9-307 of the UCC is set forth in <u>Item A</u> of <u>Schedule II</u>.

(b)   Each US state in which the Grantor is qualified to do business is set forth in <u>Item B</u> of <u>Schedule II</u>.

(c)   The Grantors do not have any trade names other than those set forth in <u>Item C</u> of <u>Schedule II</u> hereto.

(d)   During the four months preceding the date hereof, no Grantor has been known by any legal name different from the one set forth on the signature page hereto, nor has such Grantor been the subject of any merger or other corporate reorganization, except as set forth in <u>Item D</u> of <u>Schedule II</u> hereto.

(e)   Each Grantor's federal taxpayer identification number is (and, during the four months preceding the date hereof, such Grantor has not had a federal taxpayer identification number different from that) set forth in Item E of Schedule II hereto.

(f)   No Grantor is a party to any federal, state or local government contract except as set forth in Item F of Schedule II hereto.

(g)   No Grantor maintains any Deposit Accounts, Securities Accounts or Commodity Accounts with any Person, in each case, except as set forth on Item G of Schedule II.

(h)   No Grantor is the beneficiary of any Letters of Credit, except as set forth on Item H of Schedule II.

(i)   No Grantor has Commercial Tort Claims (x) in which a suit has been filed by such Grantor and (y) where the amount of damages reasonably expected to be claimed exceeds $5,000,000, except as set forth on Item I of Schedule II.

(j)   The name set forth on the signature page attached hereto is the true and correct legal name (as defined in the UCC) of each Grantor.

(k)   Each Grantor has obtained a legal, valid and enforceable consent of each issuer of any Letter of Credit to the assignment of the Proceeds of such Letter of Credit to the Administrative Agent and no Grantor has consented to, and is otherwise aware of, any Person (other than the Administrative Agent pursuant hereto) having control (within the meaning of Section 9-104 of the UCC) over, or any other interest in any of such Grantor's rights in respect thereof.

SECTION 3.3. Ownership, No Liens, etc. Each Grantor owns its Collateral free and clear of any Lien, except for any security interest (a) created by this Security Agreement and (b) in the case of Collateral other than the Capital Stock of each Significant Subsidiary pledged hereunder, that is a Permitted Lien. No effective UCC financing statement or other filing similar in effect covering all or any part of the Collateral is on file in any recording office, except the Filing Statements, Permitted Liens or as to which a duly authorized termination statement relating to such UCC financing statement or other instrument has been delivered to the Administrative Agent on the Closing Date.

SECTION 3.4. Possession of Inventory, Control; etc.

(a)   Each Grantor has, and agrees that it will maintain, exclusive possession of its Documents, Instruments, Promissory Notes, Goods, Equipment and Inventory, other than (i) Equipment and Inventory in transit or kept on consignment with Inventory suppliers in the ordinary course of business, (ii) Equipment and Inventory that is in the possession or control of a warehouseman, bailee agent or other Person (other than an Affiliate of such Grantor) that has been notified of the security interest created in favor of the Secured Parties pursuant to this Security Agreement, and has authenticated a record acknowledging that it holds possession of such Collateral for the Secured Parties' benefit and waives any Lien held by it against such Collateral, and (iii) Instruments or

Promissory Notes that have been delivered to the Administrative Agent pursuant to Section 3.5. In the case of Equipment or Inventory described in clause (ii) above, no lessor or warehouseman of any premises or warehouse upon or in which such Equipment or Inventory is located has (i) issued any warehouse receipt or other receipt in the nature of a warehouse receipt in respect of any such Equipment or Inventory, (ii) issued any Document for any such Equipment or Inventory, (iii) received notification of any Secured Party's interest (other than the security interest granted hereunder) in any such Equipment or Inventory or (iv) any Lien on any such Equipment or Inventory.

(b)   Each Grantor is the sole entitlement holder of its Accounts and no other Person (other than the Administrative Agent pursuant to this Security Agreement or any other Person with respect to Permitted Liens) has control or possession of, or any other interest in, any of its Accounts or any other securities or property credited thereto.

SECTION 3.5. Material Trademark Collateral. Except as disclosed on Schedule IV, with respect to any Material Trademark Collateral:

(a)   such Material Trademark Collateral is valid, subsisting, unexpired and enforceable and has not been abandoned or adjudged invalid or unenforceable, in whole or in part;

(b)   such Grantor is the sole and exclusive owner of the entire and unencumbered right, title and interest in and to such Material Trademark Collateral and no claim has been made that the use of such Material Trademark Collateral does or may, conflict with, infringe, misappropriate, dilute, misuse or otherwise violate any of the rights of any third party;

(c)   such Grantor has made all necessary filings and recordations to protect its interest in such Material Trademark Collateral, except where the failure to do so would not reasonably be expected to have a Materially Adverse Effect;

(d)   to such Grantor's knowledge, no third party is infringing upon any Material Trademark Collateral owned or used by such Grantor in any material respect, or any of its respective licensees;

(e)   no settlement or consents, covenants not to sue, nonassertion assurances, or releases have been entered into by such Grantor or to which such Grantor is bound that adversely affects its rights to own or use any Material Trademark Collateral except as would not have a Material Adverse Effect;

(f)   such Grantor has not made a previous assignment, sale, transfer or agreement constituting a present or future assignment, sale or transfer of any Material Trademark Collateral for purposes of granting a security interest or as Collateral that has not been terminated or released;

(g)   such Grantor uses adequate standards of quality in the manufacture, distribution, and sale of all products sold and in the provision of all services rendered under or in connection with all Material Trademark Collateral and has taken all commercially reasonable action necessary to insure that all licensees of the Material Trademark Collateral owned by such Grantor use such adequate standards of quality; and

(h)   the consummation of the transactions contemplated by the Credit Agreement and this Security Agreement will not result in the termination or material impairment of any of the Material Trademark Collateral.

SECTION 3.6. <u>Intellectual Property Collateral.</u> With respect to any item of Intellectual Property Collateral:

(a)   such Grantor has made all necessary filings and recordations to protect its interest in its Intellectual Property Collateral, including recordations of all of its interests in the Patent Collateral and Trademark Collateral in the United States Patent and Trademark Office, and its claims to the Copyright Collateral in the United States Copyright Office, and, to the extent necessary, has used proper statutory notice in connection with its use of any material patent, Trademark and copyright in any of the Material Trademark Collateral, except where the failure to do so would not reasonably be expected to have a Materially Adverse Effect; and

(b)   such Grantor has executed and delivered to the Administrative Agent, Intellectual Property Collateral security agreements for all copyrights, patents and Trademarks owned by such Grantor, including all copyrights, patents and trademarks on <u>Schedule III</u> through <u>V</u> (as such schedules may be amended or supplemented from time to time).

SECTION 3.7. <u>Validity, etc.</u>

(a)   This Security Agreement creates a valid security interest in the Collateral securing the payment of the Liabilities.

(b)   Each Grantor has filed or caused to be filed all UCC-1 financing statements in the filing office for each Grantor's jurisdiction of organization listed in <u>Item A</u> of <u>Schedule II</u> (collectively, the "<u>Filing Statements</u>") (or has authenticated and delivered to the Administrative Agent the Filing Statements suitable for filing in such offices).

(c)   Upon the filing of the Filing Statements with the appropriate agencies therefor the security interests created under this Security Agreement shall constitute a perfected security interest in the Collateral described on such Filing Statements in favor of the Administrative Agent on behalf of the Secured Parties to the extent that a security interest therein may be perfected by filing pursuant to the relevant UCC, prior to all other Liens, except for Permitted Liens (in which case such security interest shall be second in priority of right only to the Permitted Liens until the obligations secured by such Permitted Liens have been satisfied).

SECTION 3.8. <u>Authorization, Approval, etc.</u> Except as have been obtained or made and are in full force and effect, no authorization, approval or other action by, and no notice to or filing with, any Governmental Authority or any other third party is required either

(a) for the grant by the Grantors of the security interest granted hereby or for the execution, delivery and performance of this Security Agreement by the Grantors;

(b) for the perfection or maintenance of the security interests hereunder including the first priority (subject to Permitted Liens) nature of such security interest (except with respect to the Filing Statements or, with respect to Intellectual Property Collateral, the recordation of any agreements with the U.S. Patent and Trademark Office or the U.S. Copyright Office) or the exercise by the Administrative Agent of its rights and remedies hereunder; or

(c) for the exercise by the Administrative Agent of the voting or other rights provided for in this Security Agreement, or, except (i) with respect to any securities issued by a Subsidiary of the Grantors, as may be required in connection with a disposition of such securities by laws affecting the offering and sale of securities generally, the remedies in respect of the Collateral pursuant to this Security Agreement and (ii) any "change of control" or similar filings required by state licensing agencies.

SECTION 3.9. <u>Best Interests</u>. It is in the best interests of each Grantor (other than the Borrower) to execute this Security Agreement inasmuch as such Grantor will, as a result of being a Significant Subsidiary of the Borrower, derive substantial direct and indirect benefits from the Loans and other extensions of credit made from time to time to the Borrower by the Lenders and the Issuer pursuant to the Credit Agreement and the execution and delivery of Rate Protection Agreements between the Borrower, other Loan Parties and certain Secured Parties, and each Grantor agrees that the Secured Parties are relying on this representation in agreeing to make such Loans and other extensions of credit pursuant to the Credit Agreement to the Borrower.

ARTICLE IV
COVENANTS

Each Grantor covenants and agrees that, until the Termination Date, such Grantor will perform, comply with and be bound by the obligations set forth below.

SECTION 4.1. <u>As to Investment Property, etc.</u>

SECTION 4.1.1. <u>Capital Stock of Significant Subsidiaries</u>. No Grantor will allow any of its Significant Subsidiaries:

(a) that is a corporation, business trust, joint stock company or similar Person, to issue Uncertificated Securities;

(b) that is a partnership or limited liability company, to (i) issue Capital Stock that are to be dealt in or traded on securities exchanges or in securities markets, (ii) expressly provide in its Organic Documents that its Capital Stock are securities governed by Article 8 of the UCC, or (iii) place such Subsidiary's Capital Stock in a Securities Account; and

(c)   to issue Capital Stock in addition to or in substitution for the Capital Stock pledged hereunder, except to such Grantor (and such Capital Stock are immediately pledged and delivered to the Administrative Agent pursuant to the terms of this Security Agreement).

SECTION 4.1.2. <u>Investment Property (other than Certificated Securities)</u>.

     (a)   With respect to any Securities Accounts, Commodity Accounts, Commodity Contracts or Security Entitlements constituting Investment Property owned or held by any Grantor with an intermediary who is not a Secured Party, such Grantor will, upon the Administrative Agent's request, cause the intermediary maintaining such Investment Property to execute a Control Agreement relating to such Investment Property pursuant to which such intermediary agrees to comply with the Administrative Agent's instructions with respect to such Investment Property without further consent by such Grantor.

     (b)   With respect to any Uncertificated Securities (other than Uncertificated Securities credited to a Securities Account and Uncertificated Securities where the Capital Stock of the issuer is not pledged hereunder) constituting Investment Property owned or held by any Grantor, such Grantor will cause the issuer of such securities to either (i) register the Administrative Agent as the registered owner thereof on the books and records of the issuer or (ii) execute a Control Agreement relating to such Investment Property pursuant to which the issuer agrees to comply with the Administrative Agent's instructions with respect to such Uncertificated Securities without further consent by such Grantor.

SECTION 4.1.3. <u>Certificated Securities (Stock Powers).</u> Each Grantor agrees that all Certificated Securities, including the Capital Stock of Significant Subsidiaries delivered by such Grantor pursuant to this Security Agreement, will be accompanied by duly executed undated blank stock powers, or other equivalent instruments of transfer reasonably acceptable to the Administrative Agent.

SECTION 4.1.4. <u>Continuous Pledge</u>. Each Grantor will (subject to the terms of the Credit Agreement) deliver to the Administrative Agent and at all times keep pledged to the Administrative Agent pursuant hereto, on a first-priority, perfected basis all Investment Property, all Dividends and Distributions with respect thereto, all Payment Intangibles to the extent they are evidenced by a Document, Instrument, Promissory Note or Chattel Paper, and all interest and principal with respect to such Payment Intangibles, and all Proceeds and rights from time to time received by or distributable to such Grantor in respect of any of the foregoing Collateral. Each Grantor agrees that it will, promptly upon request following the occurrence and continuance of a Specified Default, deliver to the Administrative Agent possession of all originals of negotiable Documents, Instruments, Promissory Notes and Chattel Paper that it owns.

SECTION 4.1.5. <u>Voting Rights; Dividends, etc.</u> Each Grantor agrees:

(a)   promptly upon receipt of notice of the occurrence and continuance of a Specified Default from the Administrative Agent and without any request therefor by the Administrative Agent, so long as such Specified Default shall continue, to deliver (properly endorsed where required hereby or requested by the Administrative Agent) to the Administrative Agent all Dividends and Distributions with respect to Investment Property, all interest, principal, other cash payments on Payment Intangibles, and all Proceeds of the Collateral, in each case thereafter received by such Grantor, all of which shall be held by the Administrative Agent as additional Collateral; and

(b)   with respect to Collateral consisting of general partner interests or limited liability company interests, to promptly use its best efforts to modify its Organic Documents to admit the Administrative Agent as a general partner or member, as applicable, immediately upon the occurrence and continuance of a Specified Default and so long as the Administrative Agent has notified such Grantor of the Administrative Agent's intention to exercise its voting power under this clause,

(i)   that the Administrative Agent may exercise (to the exclusion of such Grantor) the voting power and all other incidental rights of ownership with respect to any Investment Property constituting Collateral and such Grantor hereby grants the Administrative Agent an irrevocable proxy, exercisable under such circumstances, to vote such Investment Property; and

(ii)   to promptly deliver to the Administrative Agent such additional proxies and other Documents as may be necessary to allow the Administrative Agent to exercise such voting power.

All Dividends, Distributions, interest, principal, cash payments, Payment Intangibles and Proceeds that may at any time and from time to time be held by such Grantor, but which such Grantor is then obligated to deliver to the Administrative Agent, shall, until delivery to the Administrative Agent, be held by such Grantor separate and apart from its other property in trust for the Administrative Agent. The Administrative Agent agrees that unless a Specified Default shall have occurred and be continuing and the Administrative Agent shall have given the notice referred to in <u>clause (b)</u>, such Grantor will have the exclusive voting power with respect to any Investment Property constituting Collateral and the Administrative Agent will, upon the written request of such Grantor, promptly deliver such proxies and other Documents, if any, as shall be reasonably requested by such Grantor which are necessary to allow such Grantor to exercise that voting power; <u>provided</u> that no vote shall be cast, or consent, waiver, or ratification given, or action taken by such Grantor that would impair any such Collateral or be inconsistent with or violate any provision of any Loan Document.

SECTION 4.2. <u>Change of Name, etc.</u> No Grantor will change its name or place of incorporation or organization or federal taxpayer identification number except upon 30 days' prior written notice to the Administrative Agent, except that AMC-GCT, Inc. may be merged into American Multi-Cinema, Inc., with all Capital Stock of AMC-GCT, Inc. being canceled in such merger.

SECTION 4.3. As to Accounts.

(a)   Each Grantor shall have the right to collect all Accounts so long as no Specified Default shall have occurred and be continuing.

(b)   Upon (i) the occurrence and continuance of a Specified Default and (ii) the delivery of notice by the Administrative Agent to each Grantor, all Proceeds of Collateral received by such Grantor shall be delivered in kind to the Administrative Agent for deposit in a Deposit Account of such Grantor maintained with the Administrative Agent (together with any other Accounts pursuant to which any portion of the Collateral is deposited with the Administrative Agent, the "Collateral Accounts"), and such Grantor shall not commingle any such Proceeds, and shall hold separate and apart from all other property, all such Proceeds in express trust for the benefit of the Administrative Agent until delivery thereof is made to the Administrative Agent.

(c)   Following the delivery of notice pursuant to clause (b)(ii), the Administrative Agent shall have the right to apply any amount in the Collateral Account to the payment of any Liabilities which are due and payable.

(d)   With respect to each of the Collateral Accounts, it is hereby confirmed and agreed that (i) deposits in such Collateral Account are subject to a security interest as contemplated hereby, (ii) such Collateral Account shall be under the control of the Administrative Agent and (iii) the Administrative Agent shall have the sole right of withdrawal over such Collateral Account.

SECTION 4.4. As to Grantors' Use of Collateral.

(a)   Subject to clause (b), each Grantor (i) may in the ordinary course of its business, at its own expense, subject to Section 8.2.13 of the Credit Agreement, dispose of and use any Collateral, (ii) will, at its own expense, endeavor to collect, as and when due, all amounts due with respect to any of the Collateral, including the taking of such action with respect to such collection as the Administrative Agent may request following the occurrence of a Specified Default or, in the absence of such request, as such Grantor may deem advisable, and (iii) may grant, in the ordinary course of business, to any party obligated on any of the Collateral, any rebate, refund or allowance to which such party may be lawfully entitled or which may lawfully be allowed by such Grantor.

(b)   At any time following the occurrence and during the continuance of a Specified Default, whether before or after the maturity of any of the Liabilities, the Administrative Agent may (i) revoke any or all of the rights of each Grantor set forth in clause (a), (ii) notify any parties obligated on any of the Collateral to make payment to the Administrative Agent of any amounts due or to become due thereunder and (iii) enforce collection of any of the Collateral by suit or otherwise and surrender, release, or exchange all or any part thereof, or compromise or extend or renew for any period (whether or not longer than the original period) any indebtedness thereunder or evidenced thereby.

(c)   Upon request of the Administrative Agent following the occurrence and during the continuance of a Specified Default, each Grantor will, at its own expense, notify any parties obligated on any of the Collateral to make payment to the Administrative Agent of any amounts due or to become due thereunder.

(d)   At any time following the occurrence and during the continuation of a Specified Default, the Administrative Agent may endorse, in the name of such Grantor, any item, howsoever received by the Administrative Agent, representing any payment on or other Proceeds of any of the Collateral.

SECTION 4.5. <u>As to Material Trademark Collateral</u>. Each Grantor covenants and agrees to comply with the following provisions as such provisions relate to any Material Trademark Collateral material to the operations or business of such Grantor:

(a)   such Grantor will not permit any of its licensees to (i) fail to continue to use any of the Material Trademark Collateral in order to maintain all of the Material Trademark Collateral in full force free from any claim of abandonment for non-use, (ii) fail to maintain as in the past the quality of products and services offered under all of the Material Trademark Collateral, (iii) fail to employ all of the Material Trademark Collateral registered with any federal or state or foreign authority with an appropriate notice of such registration, (iv) adopt or use any other Trademark which is confusingly similar or a colorable imitation of any of the Material Trademark Collateral, (v) use any of the Material Trademark Collateral registered with any federal, state or foreign authority except for the uses for which registration or application for registration of all of the Material Trademark Collateral has been made or (vi) do or permit any act or knowingly omit to do any act whereby any of the Material Trademark Collateral may lapse or become invalid or unenforceable, unless, in the case of any of the foregoing requirements, the failure to do so would not have a Material Adverse Effect on the business;

(b)   such Grantor shall promptly notify the Administrative Agent if it knows, or has reason to know, that any application or registration relating to any material item of the Material Trademark Collateral may become abandoned or dedicated to the public or placed in the public domain or invalid or unenforceable, or of any adverse determination or development (including the institution of, or any such determination or development in, any proceeding in the United States Patent and Trademark Office) regarding such Grantor's ownership of any of the Material Trademark Collateral, its right to register the same or to keep and maintain and enforce the same; and

(c)   such Grantor will take all necessary steps, including in any proceeding before the United States Patent and Trademark Office, to maintain and pursue any application (and to obtain the relevant registration) filed with respect to, and to maintain any registration of, the Material Trademark Collateral, including the filing of applications for renewal, affidavits of use, affidavits of incontestability and opposition, interference and cancellation proceedings and the payment of fees and taxes (except to the extent that dedication, abandonment or invalidation is permitted under the foregoing <u>clause (a)</u> or <u>(b)</u>).

SECTION 4.6. <u>As to Intellectual Property Collateral</u>. Such Grantor will, at execution of this Agreement every six months beginning with the Fiscal Quarter ending closest to December 31, 2004, execute and deliver to the Administrative Agent (as applicable) a Patent Security Agreement, Trademark Security Agreement and/or Copyright Security Agreement, as the case may be, in the forms of <u>Exhibit A</u>, <u>Exhibit B</u> and <u>Exhibit C</u> hereto following its obtaining an interest in any Intellectual Property Collateral that, had it been registered in the US on the date of this Agreement, would have been included on (as applicable), the Patent Security Agreement, Trademark Security Agreement and/or Copyright Security Agreement executed and delivered on the date of this Agreement, unless such Grantor shall determine in good faith (with the consent of the Administrative Agent) that any of such Intellectual Property Collateral is of negligible economic value to such Grantor.

SECTION 4.7. <u>As to Letter-of-Credit Rights</u>.

      (a)   Each Grantor, by granting a security interest in its Letter-of-Credit Rights to the Administrative Agent, intends to (and hereby does) collaterally assign to the Administrative Agent its rights (including its contingent rights) to the Proceeds of all Letter-of-Credit Rights of which it is or hereafter becomes a beneficiary or assignee. Such Grantor will promptly use its best efforts to cause the issuer of each Letter of Credit and each nominated person (if any) with respect thereto to consent to such assignment of the Proceeds thereof in a consent agreement in form and substance satisfactory to the Administrative Agent and deliver written evidence of such consent to the Administrative Agent.

      (b)   Upon the occurrence of a Specified Default, such Grantor will, promptly upon request by the Administrative Agent, (i) notify (and such Grantor hereby authorizes the Administrative Agent to notify) the issuer and each nominated person with respect to each of the Letters of Credit that the Proceeds thereof have been assigned to the Administrative Agent hereunder and any payments due or to become due in respect thereof are to be made directly to the Administrative Agent and (ii) arrange for the Administrative Agent to become the transferee beneficiary Letter of Credit.

SECTION 4.8. <u>As to Commercial Tort Claims</u>. Each Grantor covenants and agrees that, until the payment in full of the Liabilities and termination of all Commitments, with respect to any Commercial Tort Claim in excess of $5,000,000 individually or in the aggregate hereafter arising, it shall deliver a revised <u>Item H</u> of <u>Schedule II</u> identifying such new Commercial Tort Claims.

SECTION 4.9. <u>Further Assurances, etc.</u> Each Grantor agrees that, from time to time at its own expense, it will promptly execute and deliver all further instruments and documents, and take all further action, that may be necessary or that the Administrative Agent may request, in order to perfect, preserve and protect any security interest granted or purported to be granted hereby or to enable the Administrative Agent to exercise and enforce its rights and remedies hereunder with respect to any Collateral. Without limiting the generality of the foregoing, such Grantor will

(a)   from time to time upon the request of the Administrative Agent, promptly deliver to the Administrative Agent such stock powers, instruments and similar documents, satisfactory in form and substance to the Administrative Agent, with respect to such Collateral as the Administrative Agent may request and will, from time to time upon the request of the Administrative Agent, after the occurrence and during the continuance of any Specified Default, promptly transfer any securities constituting Collateral into the name of any nominee designated by the Administrative Agent; if any Collateral shall be evidenced by an Instrument, negotiable Document, Promissory Note or tangible Chattel Paper, deliver and pledge to the Administrative Agent hereunder such Instrument, negotiable Document, Promissory Note or tangible Chattel Paper duly endorsed and accompanied by duly executed instruments of transfer or assignment, all in form and substance satisfactory to the Administrative Agent;

(b)   file (and hereby authorize the Administrative Agent to file) such Filing Statements or continuation statements, or amendments thereto, and such other instruments or notices (including any assignment of claim form under or pursuant to the federal assignment of claims statute, 31 U.S.C. § 3726, any successor or amended version thereof or any regulation promulgated under or pursuant to any version thereof), as may be necessary or that the Administrative Agent may request in order to perfect and preserve the security interests and other rights granted or purported to be granted to the Administrative Agent hereby;

(c)   deliver to the Administrative Agent and at all times keep pledged to the Administrative Agent pursuant hereto, on a first-priority, perfected basis, at the request of the Administrative Agent, all Investment Property constituting Collateral, all Dividends and Distributions with respect thereto, and all interest and principal with respect to Promissory Notes, and all Proceeds and rights from time to time received by or distributable to such Grantor in respect of any of the foregoing Collateral;

(d)   not take or omit to take any action the taking or the omission of which would result in any impairment or alteration of any obligation of the maker of any Payment Intangible or other Instrument constituting Collateral, except as provided in Section 4.4;

(e)   not create any tangible Chattel Paper without placing a legend on such tangible Chattel Paper acceptable to the Administrative Agent indicating that the Administrative Agent has a security interest in such Chattel Paper;

(f)   furnish to the Administrative Agent, from time to time at the Administrative Agent's request, statements and schedules further identifying and describing the Collateral and such other reports in connection with the Collateral as the Administrative Agent may request, all in reasonable detail; and

(g)   do all things requested by the Administrative Agent in accordance with this Agreement in order to enable the Administrative Agent to have and maintain control over the Collateral consisting of Investment Property, Deposit Accounts, Letter-of-Credit-Rights and Electronic Chattel Paper.

With respect to the foregoing and the grant of the security interest hereunder, each Grantor hereby authorizes the Administrative Agent to file one or more financing or continuation statements, and amendments thereto, relative to all or any part of the Collateral. Each Grantor agrees that a carbon, photographic or other reproduction of this Security Agreement or any UCC financing statement covering the Collateral or any part thereof shall be sufficient as a UCC financing statement where permitted by law. Each Grantor hereby authorizes the Administrative Agent to file financing statements describing as the collateral covered thereby "all of the debtor's personal property or assets" or words to that effect, notwithstanding that such wording may be broader in scope than the Collateral described in this Security Agreement.

SECTION 4.10. <u>Deposit Accounts</u>. Following the occurrence and during the continuance of a Specified Default, at the request of the Administrative Agent or the Required Lenders, such Grantor will maintain all of its Deposit Accounts only with the Administrative Agent or with any depositary institution that has entered into a Control Agreement in favor of the Administrative Agent.

ARTICLE V
THE ADMINISTRATIVE AGENT

SECTION 5.1. <u>Administrative Agent Appointed Attorney-in-Fact</u>. Each Grantor hereby irrevocably appoints the Administrative Agent its attorney-in-fact, with full authority in the place and stead of such Grantor and in the name of such Grantor or otherwise, from time to time in the Administrative Agent's discretion, following the occurrence and during the continuance of a Specified Default, to take any action and to execute any instrument which the Administrative Agent may deem necessary or advisable to accomplish the purposes of this Security Agreement, including:

(a)   to ask, demand, collect, sue for, recover, compromise, receive and give acquittance and receipts for moneys due and to become due under or in respect of any of the Collateral;

(b)   to receive, endorse, and collect any drafts or other Instruments, Documents and Chattel Paper, in connection with <u>clause (a)</u> above;

(c)   to file any claims or take any action or institute any proceedings which the Administrative Agent may deem necessary or desirable for the collection of any of the Collateral or otherwise to enforce the rights of the Administrative Agent with respect to any of the Collateral; and

(d)   to perform the affirmative obligations of such Grantor hereunder.

Each Grantor hereby acknowledges, consents and agrees that the power of attorney granted pursuant to this Section is irrevocable and coupled with an interest.

SECTION 5.2. <u>Administrative Agent May Perform</u>. If any Grantor fails to perform any agreement contained herein, the Administrative Agent may itself perform, or cause performance of, such agreement, and the expenses of the Administrative Agent incurred in connection therewith shall be payable by such Grantor pursuant to Section 11.3 of the Credit Agreement.

SECTION 5.3. <u>Administrative Agent Has No Duty</u>. The powers conferred on the Administrative Agent hereunder are solely to protect its interest (on behalf of the Secured Parties) in the Collateral and shall not impose any duty on it to exercise any such powers. Except for reasonable care of any Collateral in its possession and the accounting for moneys actually received by it hereunder, the Administrative Agent shall have no duty as to any Collateral or responsibility for

(a)   ascertaining or taking action with respect to calls, conversions, exchanges, maturities, tenders or other matters relative to any Investment Property, whether or not the Administrative Agent has or is deemed to have knowledge of such matters, or

(b)   taking any necessary steps to preserve rights against prior parties or any other rights pertaining to any Collateral.

SECTION 5.4. <u>Reasonable Care</u>. The Administrative Agent is required to exercise reasonable care in the custody and preservation of any of the Collateral in its possession; <u>provided</u> that the Administrative Agent shall be deemed to have exercised reasonable care in the custody and preservation of any of the Collateral, if it takes such action for that purpose as each Grantor reasonably requests in writing at times other than upon the occurrence and during the continuance of any Specified Default, but failure of the Administrative Agent to comply with any such request at any time shall not in itself be deemed a failure to exercise reasonable care.

ARTICLE VI
REMEDIES

SECTION 6.1. <u>Certain Remedies</u>. If any Specified Default shall have occurred and be continuing:

(a)   The Administrative Agent may exercise in respect of the Collateral, in addition to other rights and remedies provided for herein or otherwise available to it, all the rights and remedies of a Secured Party on default under the UCC (whether or not the UCC applies to the affected Collateral) and also may

(i)   take possession of any Collateral not already in its possession without demand and without legal process;

(ii)   require each Grantor to, and each Grantor hereby agrees that it will, at its expense and upon request of the Administrative Agent forthwith, assemble all or part of the Collateral as directed by the Administrative Agent and make it available to the Administrative Agent at a place to be designated by the Administrative Agent that is reasonably convenient to both parties,

(iii)   enter onto the property where any Collateral is located and take possession thereof without demand and without legal process;

(iv)   without notice except as specified below, lease, license, sell or otherwise dispose of the Collateral or any part thereof in one or more parcels at public or private sale, at any of the Administrative Agent's offices or elsewhere, for cash, on credit or for future delivery, and upon such other terms as the Administrative Agent may deem commercially reasonable. Each Grantor agrees that, to the extent notice of sale shall be required by law, at least ten days' prior notice to such Grantor of the time and place of any public sale or the time after which any private sale is to be made shall constitute reasonable notification. The Administrative Agent shall not be obligated to make any sale of Collateral regardless of notice of sale having been given. The Administrative Agent may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned.

(b)   All cash Proceeds received by the Administrative Agent in respect of any sale of, collection from, or other realization upon, all or any part of the Collateral shall be applied by the Administrative Agent against, all or any part of the Liabilities as set forth in Section 3.8 of the Credit Agreement.

(c)   The Administrative Agent may

        (i)   transfer all or any part of the Collateral into the name of the Administrative Agent or its nominee, with or without disclosing that such Collateral is subject to the Lien hereunder,

(ii)   notify the parties obligated on any of the Collateral to make payment to the Administrative Agent of any amount due or to become due thereunder,

(iii)   withdraw, or cause or direct the withdrawal, of all funds with respect to the Collateral Account;

(iv)   enforce collection of any of the Collateral by suit or otherwise, and surrender, release or exchange all or any part thereof, or compromise or extend or renew for any period (whether or not longer than the original period) any obligations of any nature of any party with respect thereto,

(v)   endorse any checks, drafts, or other writings in any Grantor's name to allow collection of the Collateral,

(vi)   take control of any Proceeds of the Collateral, and

(vii)   execute (in the name, place and stead of any Grantor) endorsements, assignments, stock powers and other instruments of conveyance or transfer with respect to all or any of the Collateral.

SECTION 6.2. <u>Securities Laws</u>. If the Administrative Agent shall determine to exercise its right to sell all or any of the Collateral that is Capital Stock pursuant to <u>Section 6.1</u>, each Grantor agrees that, upon request of the Administrative Agent, each Grantor will, at its own expense:

(a)   execute and deliver, and cause (or, with respect to any issuer which is not a Subsidiary of such Grantor, use its best efforts to cause) each issuer of the Collateral contemplated to be sold and the directors and officers thereof to execute and deliver, all such Instruments and Documents, and do or cause to be done all such other acts and things, as may be necessary or, in the opinion of the Administrative Agent, advisable to register such Collateral under the provisions of the Securities Act of 1933, as from time to time amended (the "<u>Securities Act</u>"), and cause the registration statement relating thereto to become effective and to remain effective for such period as prospectuses are required by law to be furnished, and to make all amendments and supplements thereto and to the related prospectus which, in the opinion of the Administrative Agent, are necessary or advisable, all in conformity with the requirements of the Securities Act and the rules and regulations of the SEC applicable thereto;

(b)   use its best efforts to exempt the Collateral under the state securities or "Blue Sky" laws and to obtain all necessary governmental approvals for the sale of the Collateral, as requested by the Administrative Agent;

(c)   cause (or, with respect to any issuer that is not a Subsidiary of such Grantor, use its best efforts to cause) each such issuer to make available to its security holders, as soon as practicable, an earnings statement that will satisfy the provisions of Section 11(a) of the Securities Act; and

(d)   do or cause to be done all such other acts and things as may be necessary to make such sale of the Collateral or any part thereof valid and binding and in compliance with applicable law.

SECTION 6.3. <u>Compliance with Restrictions</u>. Each Grantor agrees that in any sale of any of the Collateral whenever a Specified Default shall have occurred and be continuing, the Administrative Agent is hereby authorized to comply with any limitation or restriction in connection with such sale as it may be advised by counsel is necessary in order to avoid any violation of applicable law (including compliance with such procedures as may restrict the number of prospective bidders and purchasers, require that such prospective bidders and purchasers have certain qualifications, and restrict such prospective bidders and purchasers to Persons who will represent and agree that they are purchasing for their own account for investment and not with a view to the distribution or resale of such Collateral), or in order to obtain any required approval of the sale or of the purchaser by any Governmental Authority or official, and such Grantor further agrees that such compliance shall not result in such sale being considered or deemed not to have been made in a commercially reasonable manner, nor shall the Administrative Agent be liable nor accountable to such Grantor for any discount allowed by the reason of the fact that such Collateral is sold in compliance with any such limitation or restriction.

SECTION 6.4. <u>Protection of Collateral</u>. The Administrative Agent may from time to time, at its option, perform any act which any Grantor fails to perform after being requested in writing so to perform (it being understood that no such request need be given after the occurrence and during the continuance of a Specified Default) and the Administrative Agent may from time to time take any other action which the Administrative Agent deems necessary for the maintenance, preservation or protection of any of the Collateral or of its security interest therein.

ARTICLE VII
MISCELLANEOUS PROVISIONS

SECTION 7.1. <u>Loan Document</u>. This Security Agreement is a Loan Document executed pursuant to the Credit Agreement and shall (unless otherwise expressly indicated herein) be construed, administered and applied in accordance with the terms and provisions thereof, including Article XI thereof.

SECTION 7.2. <u>Binding on Successors, Transferees and Assigns; Assignment</u>. This Security Agreement shall remain in full force and effect until the Termination Date has occurred, shall be binding upon the Grantors and their successors, transferees and assigns and shall inure to the benefit of and be enforceable by each Secured Party and its successors, transferees and assigns; <u>provided</u> that no Grantor may (unless otherwise permitted under the terms of the Credit Agreement or this Security Agreement) assign any of its obligations hereunder without the prior written consent of all Lenders.

SECTION 7.3. <u>Amendments, etc.</u> No amendment to or waiver of any provision of this Security Agreement, nor consent to any departure by any Grantor from its obligations under this Security Agreement, shall in any event be effective unless the same shall be in writing and signed by the Administrative Agent (on behalf of the Lenders or the Required Lenders, as the case may be, pursuant to Section 11.1 of the Credit Agreement) and the Grantors and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

SECTION 7.4. <u>Notices</u>. All notices and other communications provided for hereunder shall be in writing or by facsimile and addressed, delivered or transmitted to the appropriate party at the address or facsimile number of such party specified in the Credit Agreement or at such other address or facsimile number as may be designated by such party in a notice to the other party. Any notice or other communication, if mailed and properly addressed with postage prepaid or if properly addressed and sent by pre-paid courier service, shall be deemed given when received; any such notice or other communication, if transmitted by facsimile, shall be deemed given when transmitted and electronically confirmed.

SECTION 7.5. <u>Release of Liens</u>. Upon (a) the Disposition of Collateral in accordance with the Credit Agreement or (b) the occurrence of the Termination Date, the security interests granted herein shall automatically terminate with respect to (i) such Collateral (in the case of <u>clause (a)</u>) or (ii) all Collateral (in the case of <u>clause (b)</u>). Upon any such Disposition or termination, the Administrative Agent will, at the Grantors' sole expense, deliver to the Grantors, without any representations, warranties or recourse of any kind whatsoever, all Collateral held by the Administrative Agent hereunder, and execute and deliver to the Grantors such Documents as the Grantors shall reasonably request to evidence such termination.

SECTION 7.6. Additional Grantors. Upon the execution and delivery by any other Person of a supplement in the form of Annex I hereto, such Person shall become a "Grantor" hereunder with the same force and effect as if it were originally a party to this Security Agreement and named as a "Grantor" hereunder. The execution and delivery of such supplement shall not require the consent of any other Grantor hereunder, and the rights and obligations of each Grantor hereunder shall remain in full force and effect notwithstanding the addition of any new Grantor as a party to this Security Agreement.

SECTION 7.7. No Waiver; Remedies. In addition to, and not in limitation of Section 2.4, no failure on the part of any Secured Party to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

SECTION 7.8. Headings. The various headings of this Security Agreement are inserted for convenience only and shall not affect the meaning or interpretation of this Security Agreement or any provisions thereof.

SECTION 7.9. Severability. Any provision of this Security Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such provision and such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Security Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

SECTION 7.10. Governing Law, Entire Agreement, etc. **THIS AGREEMENT SHALL BE DEEMED TO BE A CONTRACT MADE UNDER AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF NEW YORK (INCLUDING FOR SUCH PURPOSE SECTIONS 5-1401 AND 5-1402 OF THE GENERAL LIABILITIES LAW OF THE STATE OF NEW YORK), EXCEPT TO THE EXTENT THAT THE PERFECTION, EFFECT OF PERFECTION OR NONPERFECTION, AND PRIORITY OF THE SECURITY INTEREST HEREUNDER, OR REMEDIES HEREUNDER, IN RESPECT OF ANY PARTICULAR COLLATERAL ARE GOVERNED BY THE LAWS OF A JURISDICTION OTHER THAN THE STATE OF NEW YORK.** This Security Agreement and the other Loan Documents constitute the entire understanding among the parties hereto with respect to the subject matter hereof and thereof and supersede any prior agreements, written or oral, with respect thereto.

SECTION 7.11. Counterparts. This Security Agreement may be executed by the parties hereto in several counterparts, each of which shall be deemed to be an original and all of which shall constitute together but one and the same agreement. Delivery of an executed counterpart of a signature page to this Security Agreement by facsimile shall be effective as delivery of a manually executed counterpart of this Security Agreement.

SECTION 7.12. Foreign Pledge Agreements. Without limiting any of the rights, remedies, privileges or benefits provided hereunder to the Administrative Agent for its benefit and the ratable benefit of the other Secured Parties, each Grantor and the Administrative Agent hereby agree that the terms and provisions of this Security Agreement in respect of any Collateral subject to the pledge or other Lien of a Foreign Pledge Agreement are, and shall be deemed to be, supplemental and in addition to the rights, remedies, privileges and benefits provided to the Administrative Agent and the other Secured Parties under such Foreign Pledge Agreement and under applicable law to the extent consistent with applicable law; provided that, in the event that the terms of this Security Agreement conflict or are inconsistent with the applicable Foreign Pledge Agreement or applicable law governing such Foreign Pledge Agreement, (i) to the extent that the provisions of such Foreign Pledge Agreement or applicable foreign law are, under applicable foreign law, necessary for the creation, perfection or priority of the security interests in the Collateral subject to such Foreign Pledge Agreement, the terms of such Foreign Pledge Agreement or such applicable law shall be controlling and (ii) otherwise, the terms hereof shall be controlling.

IN WITNESS WHEREOF, each of the parties hereto has caused this Security Agreement to be duly executed and delivered by its Authorized Officer as of the date first above written.

AMC ENTERTAINMENT INC.

By: _____
     Title:

AMERICAN MULTI-CINEMA, INC.

By: _____
     Title:

AMC-GCT, INC.

By: _____
     Title:

AMC ENTERTAINMENT INTERNATIONAL, INC.

By: _____
     Title:

THE BANK OF NOVA SCOTIA,
as Administrative Agent

By: _____
     Title:

Common Stock

Issuer (corporate)	Cert. #	# of Shares	Authorized Shares	Outstanding Shares	% of Shares Pledged

Limited Liability Company Interests

Issuer (limited liability company)	% of Limited Liability Company Interests Pledged	Type of Limited Liability Company Interests Pledged

Partnership Interests

Issuer (partnership)	% of Partnership Interests Owned	% of Partnership Interests Pledged

SCHEDULE II
to Security Agreement

Item A. Location of the Grantor

Location for purposes of UCC:
[LOCATION]

Item B. Foreign qualifications

[LOCATION]

Item C. Trade names

Trade Names:

Item D. Merger or other corporate reorganization

Merger or other corporate reorganization:

Item E. Taxpayer ID numbers

Taxpayer ID numbers:

Item F.　　　　Government Contracts

Description of Contract:

Item G.　　　　Deposit Accounts and Securities Accounts

Description of Deposit Account and Securities Account:

Item H.　　　　Letter of Credit Rights

Description of Letter of Credit Rights:

Item I.　　　　Commercial Tort Claims

Description of Commercial Tort Claims:

ATTACHMENT 1
to Schedule II to Security Agreement

List of Deposit Accounts and Securities Accounts

SCHEDULE III
to Security Agreement

Item A. Patents

ISSUED PATENTS

COUNTRY	PATENT NO.	ISSUE DATE	INVENTOR(S)	TITLE

Pending Patent Applications

COUNTRY	SERIAL NO.	FILING DATE	INVENTOR(S)	TITLE

Patent Applications In Preparation

COUNTRY	DOCKET NO.	EXPECTED FILING DATE	INVENTOR(S)	TITLE

Item B. Patent Licenses

Country or TERRITORY	LICENSOR	LICENSEE	Effective DATE	Expiration DATE	Subject MATTER

SCHEDULE IV
to Security Agreement

Item A. Trademarks

REGISTERED TRADEMARKS

COUNTRY	TRADEMARK	REGISTRATION NO.	REGISTRATION DATE

Pending Trademark Applications

COUNTRY	TRADEMARK	SERIAL NO.	FILING DATE

Trademark Applications In Preparation

COUNTRY	TRADEMARK	DOCKET NO.	EXPECTED FILING DATE	PRODUCTS/ SERVICES

Item B. Trademark Licenses

Country or TERRITORY	TRADEMARK	LICENSOR	LICENSEE	Effective DATE	Expiration DATE

Item C. Material Trademark

Item D. Section 3.5 Disclosures

ATTACHMENT 1
to Schedule IV to Security Agreement

Item A. Copyrights/Mask Works

REGISTERED COPYRIGHTS/MASK WORKS

COUNTRY	REGISTRATION NO.	REGISTRATION DATE	AUTHOR(S)	TITLE

Copyright/Mask Work Pending Registration Applications

COUNTRY	SERIAL NO.	FILING DATE	AUTHOR(S)	TITLE

Copyright/Mask Work Registration Applications In Preparation

Country	Docket No.	Expected Filing Date	Author(s)	Title

Item B. Copyright/Mask Work Licenses

SCHEDULE VI
to Security Agreement

Trade Secret or Know-How Licenses

EXHIBIT A
to Security Agreement

PATENT SECURITY AGREEMENT

This PATENT SECURITY AGREEMENT, dated as of ________ __, 2004 (this "Agreement"), is made by [NAME OF GRANTOR], a ________ _______ (the "Grantor"), in favor of THE BANK OF NOVA SCOTIA, as the administrative agent (together with its successor(s) thereto in such capacity, the "Administrative Agent") for each of the Secured Parties.

W I T N E S S E T H :

WHEREAS, pursuant to a Second Amended and Restated Credit Agreement, dated as of March 26, 2004 (as amended, supplemented, amended and restated or otherwise modified from time to time, the "Credit Agreement"), among the Borrower, the Lenders, the Administrative Agent, Citicorp of North America, Inc. and General Electric Capital Corporation, as Co-Documentation Agents, and Bank of America, N.A., as Syndication Agent, the Lenders and the Issuer have extended Commitments to make Loans and issue Letters of Credit to the Borrower; and

WHEREAS, in connection with the Credit Agreement, the Grantor has executed and delivered a Pledge and Security Agreement, dated as of March 26, 2004 (as amended, supplemented, amended and restated or otherwise modified from time to time, the "Security Agreement");

WHEREAS, pursuant to the Credit Agreement and pursuant to Section 4.5 of the Security Agreement, the Grantor is required to execute and deliver this Agreement and to grant to the Administrative Agent a continuing security interest in all of the Patent Collateral (as defined below) to secure all Liabilities; and

WHEREAS, the Grantor has duly authorized the execution, delivery and performance of this Agreement; and

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Grantor agrees, for the benefit of each Secured Party, as follows:

SECTION 1. Definitions. Unless otherwise defined herein or the context otherwise requires, terms used in this Agreement, including its preamble and recitals, have the meanings provided in the Security Agreement.

SECTION 2. Grant of Security Interest. The Grantor hereby assigns, pledges, hypothecates, charges, mortgages, delivers, and transfers to the Administrative Agent, for its benefit and the ratable benefit of each other Secured Party, and hereby grants to the Administrative Agent, for its benefit and the ratable benefit of each other Secured Party, a

continuing security interest in all of the following property, whether now or hereafter existing or acquired by the Grantor (the "Patent Collateral"):

(a)   all of its letters patent and applications for letters patent in the US, including all patent applications in preparation for filing and each patent and patent application referred to in Item A of Schedule I attached hereto;

(b)   all reissues, divisions, continuations, continuations-in-part, extensions, renewals and reexaminations of any of the items described in clause (a);

(c)   all of its patent licenses, and other agreements providing the Grantor with the right to use any items of the type referred to in clauses (a) and (b) above, including each patent license referred to in Item B of Schedule I attached hereto; and

(d)   all Proceeds of, and rights associated with, the foregoing (including license royalties and Proceeds of infringement suits), the right to sue third parties for past, present or future infringements of any patent or patent application, and for breach or enforcement of any patent license.

SECTION 3. Security Agreement. This Agreement has been executed and delivered by the Grantor for the purpose of registering the security interest of the Administrative Agent in the Patent Collateral with the United States Patent and Trademark Office. The security interest granted hereby has been granted as a supplement to, and not in limitation of, the security interest granted to the Administrative Agent for its benefit and the ratable benefit of each other Secured Party under the Security Agreement. The Security Agreement (and all rights and remedies of the Administrative Agent and each Secured Party thereunder) shall remain in full force and effect in accordance with its terms.

SECTION 4. Release of Liens. Upon (i) the Disposition of Patent Collateral in accordance with the Credit Agreement or (ii) the occurrence of the Termination Date, the security interests granted herein shall automatically terminate with respect to (A) such Patent Collateral (in the case of clause (i)) or (B) all Patent Collateral (in the case of clause (ii)). Upon any such Disposition or termination, the Administrative Agent will, at the Grantor's sole expense, deliver to the Grantor, without any representations, warranties or recourse of any kind whatsoever, all Patent Collateral held by the Administrative Agent hereunder, and execute and deliver to the Grantor such Documents as the Grantor shall reasonably request to evidence such termination.

SECTION 5. Acknowledgment. The Grantor does hereby further acknowledge and affirm that the rights and remedies of the Administrative Agent with respect to the security interest in the Patent Collateral granted hereby are more fully set forth in the Security Agreement, the terms and provisions of which (including the remedies provided for therein) are incorporated by reference herein as if fully set forth herein.

SECTION 6. Loan Document. This Agreement is a Loan Document executed pursuant to the Credit Agreement and shall (unless otherwise expressly indicated herein) be construed, administered and applied in accordance with the terms and provisions thereof, including Article XI thereof.

SECTION 7. <u>Counterparts</u>. This Agreement may be executed by the parties hereto in several counterparts, each of which shall be deemed to be an original and all of which shall constitute together but one and the same agreement.

* * * * *

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed and delivered by its Authorized Officer as of the date first above written.

[NAME OF GRANTOR]

By: _____
     Title:

THE BANK OF NOVA SCOTIA,
as Administrative Agent

By:_____
     Title:

SCHEDULE I
to Patent Security Agreement

Item A. Patents

Issued Patents

Country	Patent No.	Issue Date	Inventor(s)	Title

Pending Patent Applications

Country	Serial No.	Filing Date	Inventor(s)	Title

Patent Applications in Preparation

Country	Docket No.	Expected Filing Date	Inventor(s)	Title

Item B. Patent Licenses

Country or Territory	Licensor	Licensee	Effective Date	Expiration Date	Subject Matter

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EXHIBIT B
to Security Agreement

TRADEMARK SECURITY AGREEMENT

This TRADEMARK SECURITY AGREEMENT, dated as of ________ __, 2004 (this "Agreement"), is made by [NAME OF GRANTOR], a ________ _______ (the "Grantor"), in favor of THE BANK OF NOVA SCOTIA, as the administrative agent (together with its successor(s) thereto in such capacity, the "Administrative Agent") for each of the Secured Parties.

W I T N E S S E T H :

WHEREAS, pursuant to a Second Amended and Restated Credit Agreement, dated as of March 26, 2004 (as amended, supplemented, amended and restated or otherwise modified from time to time, the "Credit Agreement"), among the Borrower, the Lenders, the Administrative Agent, Citicorp of North America, Inc. and General Electric Capital Corporation, as Co-Documentation Agents, and Bank of America, N.A., as Syndication Agent, the Lenders and the Issuer have extended Commitments to make Loans and issue Letters of Credit to the Borrower; and

WHEREAS, in connection with the Credit Agreement, the Grantor has executed and delivered a Pledge and Security Agreement, dated as of March 26, 2004 (as amended, supplemented, amended and restated or otherwise modified from time to time, the "Security Agreement");

WHEREAS, pursuant to the Credit Agreement and pursuant to Section 4.5 of the Security Agreement, the Grantor is required to execute and deliver this Agreement and to grant to the Administrative Agent a continuing security interest in all of the Trademark Collateral (as defined below) to secure all Liabilities; and

WHEREAS, the Grantor has duly authorized the execution, delivery and performance of this Agreement; and

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Grantor agrees, for the benefit of each Secured Party, as follows:

SECTION 8. Definitions. Unless otherwise defined herein or the context otherwise requires, terms used in this Agreement, including its preamble and recitals, have the meanings provided in the Security Agreement.

SECTION 9. Grant of Security Interest. The Grantor hereby assigns, pledges, hypothecates, charges, mortgages, delivers, and transfers to the Administrative Agent, for its benefit and the ratable benefit of each other Secured Party, and hereby grants to the Administrative Agent, for its benefit and the ratable benefit of each other Secured Party, a

continuing security interest in all of the following property, whether now or hereafter existing or acquired by the Grantor (the "Trademark Collateral"):

(a)   (i) all of its Trademarks, trade names, corporate names, company names, business names, fictitious business names, trade styles, service marks, certification marks, collective marks, logos and other source or business identifiers, and all goodwill of the business associated therewith, now existing or hereafter adopted or acquired including those referred to in Item A of Schedule I hereto, whether currently in use or not, all registrations and recordings thereof and all applications in connection therewith, whether pending or in preparation for filing, including registrations, recordings and applications in the United States Patent and Trademark Office or in any office or agency of the United States of America, and all common-law rights relating to the foregoing, and (ii) the right to obtain all reissues, extensions or renewals of the foregoing (collectively referred to as the "Trademark");

(b)   all Trademark licenses for the grant by or to the Grantor of any right to use any Trademark, including each Trademark license referred to in Item B of Schedule I hereto;

(c)   all of the goodwill of the business connected with the use of, and symbolized by the items described in, clause (a), and to the extent applicable clause (b);

(d)   the right to sue third parties for past, present and future infringements of any Trademark Collateral described in clause (a) and, to the extent applicable, clause (b); and

(e)   all Proceeds of, and rights associated with, the foregoing, including any claim by the Grantor against third parties for past, present or future infringement or dilution of any Trademark, Trademark registration or Trademark license, or for any injury to the goodwill associated with the use of any such Trademark or for breach or enforcement of any Trademark license and all rights corresponding thereto throughout the world.

SECTION 10. Security Agreement. This Agreement has been executed and delivered by the Grantor for the purpose of registering the security interest of the Administrative Agent in the Trademark Collateral with the United States Patent and Trademark Office. The security interest granted hereby has been granted as a supplement to, and not in limitation of, the security interest granted to the Administrative Agent for its benefit and the ratable benefit of each other Secured Party under the Security Agreement. The Security Agreement (and all rights and remedies of the Administrative Agent and each Secured Party thereunder) shall remain in full force and effect in accordance with its terms.

SECTION 11. Release of Liens. Upon (i) the Disposition of Trademark Collateral in accordance with the Credit Agreement or (ii) the occurrence of the Termination Date, the security interests granted herein shall automatically terminate with respect to (A) such Trademark Collateral (in the case of clause (i)) or (B) all Trademark Collateral (in the case of clause (ii)). Upon any such Disposition or termination, the Administrative Agent will, at the Grantor's sole expense, deliver to the Grantor, without any representations, warranties or recourse of any kind whatsoever, all Trademark Collateral held by the Administrative Agent hereunder, and execute and deliver to the Grantor such Documents as the Grantor shall reasonably request to evidence such termination.

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SECTION 12. <u>Acknowledgment</u>. The Grantor does hereby further acknowledge and affirm that the rights and remedies of the Administrative Agent with respect to the security interest in the Trademark Collateral granted hereby are more fully set forth in the Security Agreement, the terms and provisions of which (including the remedies provided for therein) are incorporated by reference herein as if fully set forth herein.

SECTION 13. <u>Loan Document</u>. This Agreement is a Loan Document executed pursuant to the Credit Agreement and shall (unless otherwise expressly indicated herein) be construed, administered and applied in accordance with the terms and provisions thereof, including Article XI thereof.

SECTION 14. <u>Counterparts</u>. This Agreement may be executed by the parties hereto in several counterparts, each of which shall be deemed to be an original and all of which shall constitute together but one and the same agreement.

*   *   *   *   *

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IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed and delivered by Authorized Officer as of the date first above written.

[NAME OF GRANTOR]

By: _____
     Title:

THE BANK OF NOVA SCOTIA,
as Administrative Agent

By:_____
     Title:

SCHEDULE I
to Trademark Security Agreement

Item A. Trademarks

Registered Trademarks

Country	Trademark	Registration No.	Registration Date

Pending Trademark Applications

Country	Trademark	Serial No.	Filing Date

Trademark Applications in Preparation

Country	Trademark	Docket No.	Expected Filing Date	Products/ Services

Item B. Trademark Licenses

Country or Territory	Trademark	Licensor	Licensee	Effective Date	Expiration Date

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EXHIBIT C
to Security Agreement

COPYRIGHT SECURITY AGREEMENT

This COPYRIGHT SECURITY AGREEMENT, dated as of _____ __, 2004 (this "Agreement"), is made by [NAME OF GRANTOR], a _____ _____ (the "Grantor"), in favor of THE BANK OF NOVA SCOTIA, as the administrative agent (together with its successor(s) thereto in such capacity, the "Administrative Agent") for each of the Secured Parties.

W I T N E S S E T H :

WHEREAS, pursuant to a Second Amended and Restated Credit Agreement, dated as of March 26, 2004 (as amended, supplemented, amended and restated or otherwise modified from time to time, the "Credit Agreement"), among the Borrower, the Lenders, the Administrative Agent, Citicorp of North America, Inc. and General Electric Capital Corporation, as Co-Documentation Agents, and Bank of America, N.A., as Syndication Agent, the Lenders and the Issuer have extended Commitments to make Loans and issue Letters of Credit to the Borrower; and

WHEREAS, in connection with the Credit Agreement, the Grantor has executed and delivered a Pledge and Security Agreement, dated as of March 26, 2004 (as amended, supplemented, amended and restated or otherwise modified from time to time, the "Security Agreement");

WHEREAS, pursuant to the Credit Agreement and pursuant to Section 4.5 of the Security Agreement, the Grantor is required to execute and deliver this Agreement and to grant to the Administrative Agent a continuing security interest in all of the Copyright Collateral (as defined below) to secure all Liabilities; and

WHEREAS, the Grantor has duly authorized the execution, delivery and performance of this Agreement; and

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Grantor agrees, for the benefit of each Secured Party, as follows:

SECTION 1. Definitions. Unless otherwise defined herein or the context otherwise requires, terms used in this Agreement, including its preamble and recitals, have the meanings provided in the Security Agreement.

SECTION 2. Grant of Security Interest. The Grantor hereby assigns, pledges, hypothecates, charges, mortgages, delivers, and transfers to the Administrative Agent, for its benefit and the ratable benefit of each other Secured Party, and hereby grants to the Administrative Agent, for its benefit and the ratable benefit of each other Secured Party, a continuing security interest in all of the following (the "Copyright Collateral"), whether now or hereafter existing or acquired by the Grantor: all copyrights of the Grantor, whether statutory or common law, registered or unregistered and whether published or unpublished, now or hereafter in force throughout the world including all of the Grantor's right, title and interest in and to all copyrights registered in the United States Copyright Office and also including the copyrights referred to in <u>Item A</u> of <u>Schedule I</u> hereto, and registrations and recordings thereof and all applications for registration thereof, whether pending or in preparation, all copyright licenses, including each copyright license referred to in <u>Item B</u> of <u>Schedule</u> I hereto, the right to sue for past, present and future infringements of any of the foregoing, all rights corresponding thereto, all extensions and renewals of any thereof and all Proceeds of the foregoing, including licenses, royalties, income, payments, claims, damages and Proceeds of suit.

SECTION 3. <u>Security Agreement</u>. This Agreement has been executed and delivered by the Grantor for the purpose of registering the security interest of the Administrative Agent in the Copyright Collateral with the United States Copyright Office. The security interest granted hereby has been granted as a supplement to, and not in limitation of, the security interest granted to the Administrative Agent for its benefit and the ratable benefit of each other Secured Party under the Security Agreement. The Security Agreement (and all rights and remedies of the Administrative Agent and each Secured Party thereunder) shall remain in full force and effect in accordance with its terms.

SECTION 4. <u>Release of Liens</u>. Upon (i) the Disposition of Copyright Collateral in accordance with the Credit Agreement or (ii) the occurrence of the Termination Date, the security interests granted herein shall automatically terminate with respect to (A) such Copyright Collateral (in the case of <u>clause (i)</u>) or (B) all Copyright Collateral (in the case of <u>clause (ii)</u>). Upon any such Disposition or termination, the Administrative Agent will, at the Grantor's sole expense, deliver to the Grantor, without any representations, warranties or recourse of any kind whatsoever, all Copyright Collateral held by the Administrative Agent hereunder, and execute and deliver to the Grantor such Documents as the Grantor shall reasonably request to evidence such termination.

SECTION 5. <u>Acknowledgment</u>. The Grantor does hereby further acknowledge and affirm that the rights and remedies of the Administrative Agent with respect to the security interest in the Copyright Collateral granted hereby are more fully set forth in the Security Agreement, the terms and provisions of which (including the remedies provided for therein) are incorporated by reference herein as if fully set forth herein.

SECTION 6. <u>Loan Document</u>. This Agreement is a Loan Document executed pursuant to the Credit Agreement and shall (unless otherwise expressly indicated herein) be construed, administered and applied in accordance with the terms and provisions thereof, including Article XI thereof.

SECTION 7. <u>Counterparts</u>. This Agreement may be executed by the parties hereto in several counterparts, each of which shall be deemed to be an original and all of which shall constitute together but one and the same agreement.

* * * * *

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed and delivered by its Authorized Officer as of the date first above written.

[NAME OF GRANTOR]

By: _____
      Title:

THE BANK OF NOVA SCOTIA,
as Administrative Agent

By:_____
      Title:

SCHEDULE I
to Copyright Security Agreement

Item A. Copyrights/Mask Works

Registered Copyrights/Mask Works

Country	Registration No.	Registration Date	Author(s)	Title

Copyright/Mask Work Pending Registration Applications

Country	Serial No.	Filing Date	Author(s)	Title

Copyright/Mask Work Registration Applications in Preparation

Country	Docket No.	Expected Filing Date	Author(s)	Title

Item B. Copyright/Mask Work Licenses

Country or Territory	Licensor	Licensee	Effective Date	Expiration Date

SUPPLEMENT TO
PLEDGE AND SECURITY AGREEMENT

This SUPPLEMENT, dated as of _____ ___, _____ (this "Supplement"), is to the Pledge and Security Agreement, dated as of _____ __, 2004 (as amended, supplemented, amended and restated or otherwise modified from time to time, the "Security Agreement"), among the Grantors (such term, and other terms used in this Supplement, to have the meanings set forth in Article I of the Security Agreement) from time to time party thereto, in favor of THE BANK OF NOVA SCOTIA, as the administrative agent (together with its successor(s) thereto in such capacity, the "Administrative Agent") for each of the Secured Parties.

W I T N E S S E T H :

WHEREAS, pursuant to a Second Amended and Restated Credit Agreement, dated as of March 26, 2004 (as amended, supplemented, amended and restated or otherwise modified from time to time, the "Credit Agreement"), among the Borrower, the Lenders, the Administrative Agent, Citicorp of North America, Inc. and General Electric Capital Corporation, as Co-Documentation Agents, and Bank of America, N.A., as Syndication Agent, the Lenders and the Issuer have extended Commitments to make Loans and issue Letters of Credit to the Borrower; and

WHEREAS, pursuant to the provisions of Section 7.6 of the Security Agreement, each of the undersigned is becoming a Grantor under the Security Agreement; and

WHEREAS, each of the undersigned desires to become a "Grantor" under the Security Agreement in order to induce the Secured Parties to continue to extend Loans and issue Letters of Credit under the Credit Agreement;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the undersigned agrees, for the benefit of each Secured Party, as follows.

SECTION 8. Party to Security Agreement, etc. In accordance with the terms of the Security Agreement, by its signature below each of the undersigned hereby irrevocably agrees to become a Grantor under the Security Agreement with the same force and effect as if it were an original signatory thereto and each of the undersigned hereby (a) agrees to be bound by and comply with all of the terms and provisions of the Security Agreement applicable to it as a Grantor and (b) represents and warrants that the representations and warranties made by it as a Grantor thereunder are true and correct as of the date hereof, unless stated to relate solely to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date. In furtherance of the foregoing, each reference to a "Grantor" and/or "Grantors" in the Security Agreement shall be deemed to include each of the undersigned.

SECTION 9. Representations. Each of the undersigned Grantor hereby represents and warrants that this Supplement has been duly authorized, executed and delivered by it and that this Supplement and the Security Agreement constitute the legal, valid and binding obligation of each of the undersigned, enforceable against it in accordance with its terms.

SECTION 10. Full Force of Security Agreement. Except as expressly supplemented hereby, the Security Agreement shall remain in full force and effect in accordance with its terms.

SECTION 11. Severability. Wherever possible each provision of this Supplement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Supplement shall be prohibited by or invalid under such law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Supplement or the Security Agreement.

SECTION 12. Governing Law, Entire Agreement, etc. **THIS SUPPLEMENT SHALL BE DEEMED TO BE A CONTRACT MADE UNDER AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF NEW YORK (INCLUDING FOR SUCH PURPOSE SECTIONS 5-1401 AND 5-1402 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK).** This Supplement and the other Loan Documents constitute the entire understanding among the parties hereto with respect to the subject matter thereof and supersede any prior agreements, written or oral, with respect thereto.

SECTION 13. Counterparts. This Supplement may be executed by the parties hereto in several counterparts, each of which shall be deemed to be an original and all of which shall constitute together but one and the same agreement.

* * * * *

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed and delivered by its Authorized Officer as of the date first above written.

[NAME OF ADDITIONAL SUBSIDIARY]

By:_____
    Title:

[NAME OF ADDITIONAL SUBSIDIARY]

By:_____
    Title:

**ACCEPTED AND AGREED FOR ITSELF
AND ON BEHALF OF THE SECURED PARTIES:**

**THE BANK OF NOVA SCOTIA,
as Administrative Agent**

**By: _____
    Title:**

**By: _____
    Title:**

<u>Capital Securities</u>

<u>Common Stock</u>

Issuer (corporate)	Authorized Shares	Outstanding Shares	% of Shares Pledged

<u>Limited Liability Company Interests</u>

[Issuer (limited liability company)	% of Limited Liability Company Interests Pledged	Type of Limited Liability Company Interests Pledged

<u>Partnership Interests</u>

[Issuer (partnership)	% of Partnership Interests Owned	% of Partnership Interests Pledged

SCHEDULE II
to Supplement No. ___
to Security Agreement
([Name of Additional Subsidiary])

Item A. Locations of each Grantor

Name of Grantor:	Location for purposes of UCC:
[GRANTOR]	[LOCATION]

Item B. Filing locations last five years

Name of Grantor:	Filing locations last five years
[GRANTOR]	[LOCATION]

Item C. Trade names

Name of Grantor:	Trade Names:
[GRANTOR]	

Item D. Merger or other corporate reorganization

Name of Grantor:	Merger or other corporate reorganization:

[GRANTOR]	

Item E.   Taxpayer ID numbers

Name of Grantor:	Taxpayer ID numbers:
[GRANTOR]	

Item F.   Government Contracts

Name of Grantor:	Description of Contract:
[GRANTOR]	

Item G.   Deposit Accounts

Name of Grantor:	Description of Deposit Account:
[GRANTOR]	

SCHEDULE III
to Supplement No. ___
to Security Agreement
([Name of Additional Subsidiary])

Item A. Patents

Issued Patents

COUNTRY	**PATENT NO.**	**ISSUE DATE**	**INVENTOR(S)**
		TITLE	

Pending Patent Applications

COUNTRY	**SERIAL NO.**	**FILING DATE**	**INVENTOR(S)**
		TITLE	

Patent Applications in Preparation

Country	Docket No.	Expected Filing Date	Inventor(s)	Title

Item B. Patent Licenses

Country or Territory	Licensor	Licensee	Effective Date	Expiration Date	Subject Matter

17202931

SCHEDULE IV
to Supplement No. ___
to Security Agreement
([Name of Additional Subsidiary])

Item A. Trademarks

Registered Trademarks

Country	Trademark	Registration No.	Registration Date

Pending Trademark Applications

Country	**Trademark**	**Serial No.**	**Filing Date**

Trademark Applications in Preparation

Country	Trademark	Docket No.	Expected Filing Date	Products/ Services

Item B. Trademark Licenses

Country or Territory	Trademark	Licensor	Licensee	Effective Date	Expiration Date

SCHEDULE V
to Supplement No. ___
to Security Agreement
([Name of Additional Subsidiary])

Item A. Copyrights/Mask Works

Registered Copyrights/Mask Works

Country	Registration No.	Registration Date	Author(s)	Title

Copyright/Mask Work Pending Registration Applications

Country	Serial No.	Filing Date	Author(s)	Title

Copyright/Mask Work Registration Applications in Preparation

Country	Docket No.	Expected Filing Date	Author(s)	Title

Item B. Copyright/Mask Work Licenses

Country or Territory	Licensor	Licensee	Effective Date	Expiration Date	Subject Matter

SCHEDULE VI
to Supplement No. ___
to Security Agreement
([Name of Additional Subsidiary])

Trade Secret or Know-How Licenses

Country or Territory	Licensor	Licensee	Effective Date	Expiration Date	Subject Matter

Commercial Tort Claims

Annex I